Exhibit 99.E

     No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in certain of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) and, except in limited circumstances, may not be offered or sold directly or indirectly in the United States of America, its territories or possessions, or to U.S. Persons (as defined in regulations under the U.S. Securities Act). This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in the United States of America, its territories or possessions, or to U.S Persons. See “ Plan of Distribution”.

PRELIMINARY PROSPECTUS

New Issue	October 30, 2003

METALLICA RESOURCES INC.
Cdn.$ •
• Units

This offering (the “Offering”) consists of • units (each a “Unit” and collectively, the “Units”) of Metallica Resources Inc. (the “Corporation”). Each Unit consists of one (1.0) common share of the Corporation (each a “Unit Share”, and collectively the “Unit Shares”) and one-half (0.5) of a Series I common share purchase warrant of the Corporation (each whole common share purchase warrant a “Warrant” and collectively the “Warrants”). Each Warrant shall entitle the holder to purchase one common share of the Corporation at a price of $• per common share for a period of 5 years from the date of the issuance of the Units. The offering price of Cdn$• per Unit (the “Offering Price”) was determined by negotiation between the Corporation and Canaccord Capital Corporation, Griffiths McBurney & Partners, Orion Securities Inc. and Westwind Partners Inc. (collectively, the “Agents”).

Cdn$• per Unit

			Agents’		Net Proceeds to
	Price to Public		Commission(2)		the Corporation(1)

Per Unit	$	•	$	•	$	•
Total	$	•	$	•	$	•

(1)	Before deducting expenses of the Offering payable by the Corporation and estimated to be $• . See “Use of Proceeds”.

(2)	The Agents will be paid a cash commission equal to 5% of the aggregate gross proceeds realized by the Corporation from the sale of the Units. The Corporation has granted to the Agents an option (the “Over-Allotment Option”), exercisable for a period of 30 days from the closing of the Offering, to purchase up to • additional Units, at the Offering Price, which additional Units are qualified for sale hereunder. If the Over-Allotment Option is exercised in full, the total price to the public will be $• , the Agents’ commission will be $• , and the net proceeds to the Corporation will be $• . See “ Plan of Distribution”.

The Agents have been retained by the Corporation to act as exclusive agents to conditionally offer the Units, on a best efforts basis, subject to prior sale, if, as and when issued by the Corporation and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Beach,

Hepburn LLP, Toronto, and on behalf of the Agents by McMillan Binch LLP , Toronto. Subscriptions will be received subject to rejection or allotment in whole or in part prior to closing and subject to the right to close the subscription books at any time without notice. The Closing is expected to occur on or about • , 2003, but in any event not later than January 31, 2004. It is expected that the certificates evidencing the Unit Shares and Warrants comprising the Units purchased and sold pursuant to the Offering will be available for delivery on the closing date.

An investment in the Units is speculative and involves a high degree of risk. The Corporation is engaged exclusively in mineral exploration, evaluation and development activities. See “Risk Factors”.

As of the date hereof, the Common Shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “MR”. The Common Shares have also been approved for listing on the American Stock Exchange under the symbol “MRB” but trading has not yet commenced. On October 29, 2003, the closing price of the Corporation’s Common Shares on the TSX was $2.34. The issuer is not a connected issuer or related issuer (as defined in Multilateral Instrument 33-105) of the Agents in connection with the distribution of Units.

In the opinion of counsel, the Units would be eligible investments under certain statutes. See “Eligibility for Investment”.

TABLE OF CONTENTS

GLOSSARY OF NON-TECHNICAL TERMS	6
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	10
MEASUREMENTS AND ABBREVIATIONS	15
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	16
PROSPECTUS SUMMARY	17
CORPORATE STRUCTURE	20
NAME AND INCORPORATION	20
INTERCORPORATE RELATIONSHIPS	20
BUSINESS OF THE CORPORATION	21
GENERAL	21
THREE YEAR HISTORY	21
SIGNIFICANT ACQUISITIONS	22
TRENDS	22
CERRO SAN PEDRO PROJECT	23
PROJECT DESCRIPTION AND LOCATION	23
Project Location	23
Mineral Property Summary	25
Environmental	27
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	29
Access and Local Resources	29
Climate and Physiography	30
Infrastructure	30
HISTORY	31
GEOLOGICAL SETTING	32
EXPLORATION	34
MINERALIZATION	35
DRILLING	35
SAMPLING, ANALYSIS AND SECURITY OF SAMPLES	36
ESTIMATED MINERAL RESOURCES AND MINERAL RESERVES	38
MINING OPERATIONS	45
THE EL MORRO PROJECT	46
PROJECT DESCRIPTION AND LOCATION	46
Project Location	46
Project Ownership	47
Mineral Property Summary	47
Mineral Property Legal Issues	49
Environmental Permitting	50
ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	50
HISTORY	50
GEOLOGICAL SETTING	51
EXPLORATION	51
MINERALIZATION	52

DRILLING	53
SAMPLING, ANALYSIS AND SECURITY OF SAMPLES	55
ESTIMATED MINERAL RESOURCES AND MINERAL RESERVES	56
OTHER MINERAL PROPERTIES	58
USE OF PROCEEDS	59
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS	59
ANNUAL INFORMATION	59
QUARTERLY INFORMATION	60
DIVIDENDS	60
MANAGEMENT’S DISCUSSION AND ANALYSIS	60
General	60
Results of Operations	61
Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002	61
Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 and Year Ended December 31, 2001 Compared to Year Ended December 31, 2000	62
Liquidity and Capital Resources	62
Nine Months Ended September 30, 2003 Compared to Year Ended December 31, 2002	62
Year Ended December 31, 2002 Compared to Year Ended December 31, 2001	63
Outlook	64
SHARE CAPITAL	65
COMMON SHARES	65
PREFERENCE SHARES	65
SHAREHOLDER RIGHTS PLAN	65
DESCRIPTION OF THE SECURITIES DISTRIBUTED	66
CONSOLIDATED CAPITALIZATION	67
OPTIONS TO PURCHASE SECURITIES	67
PRIOR SALES	69
PRIOR SALES	69
STOCK EXCHANGE PRICES	69
PRINCIPAL SHAREHOLDERS OF SECURITIES	69
DIRECTORS AND OFFICERS	70
EXECUTIVE COMPENSATION	72
SUMMARY COMPENSATION	72
LONG TERM INCENTIVE PLANS	72
OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR	72
EMPLOYMENT AGREEMENTS	73
RETIREMENT PLAN	74
COMPENSATION OF DIRECTORS	74
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	75
PLAN OF DISTRIBUTION	75

UNITS	75
RISK FACTORS	76
LEGAL PROCEEDINGS	79
CERRO SAN PEDRO PROJECT :	79
EL MORRO PROJECT – CHILE:	80
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	80
RELATIONSHIP BETWEEN CORPORATION AND AGENTS	80
AUDITORS, REGISTRAR AND TRANSFER AGENT	80
MATERIAL CONTRACTS	81
ELIGIBILITY FOR INVESTMENT	81
PURCHASERS’ STATUTORY RIGHTS	82
METALLICA RESOURCES INC. CONSOLIDATED FINANCIAL STATEMENTS	83
MINERA SAN XAVIER, S.A. DE C.V. FINANCIAL STATEMENTS	110
METALLICA RESOURCES INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	128
CERTIFICATE OF THE CORPORATION	134
CERTIFICATE OF THE AGENTS	135

GLOSSARY OF NON-TECHNICAL TERMS

The following is a glossary of certain terms that appear in this Prospectus. For certain definitions of technical terms used in this Prospectus, see “Glossary of Technical Terms and Abbreviations”.

“Agency Agreement” means the agency agreement dated as of October 30, 2003 between the Corporation and the Agents.

“Agents” means, collectively, Canaccord Capital Corporation, Griffiths McBurney & Partners, Orion Securities Inc. and Westwind Partners Inc.

“Basin” means the San Luis Potosi Hydrologic Basin.

“Bear Creek” means Bear Creek Mining Company.

“BHP” means BHP Chile, Inc.

“Board of Directors” means the board of directors of the Corporation.

“Cambior” means Cambior Inc.

“Cantarito” means a zone of high sulfidization gold style of mineralization identified at the El Morro Project .

“Cerro San Pedro Acquisition Debt” means the amounts owing pursuant to the promissory note in the original principal amount of US$16 million from Raleigh, as maker, and the Corporation, as guarantor, to Glamis, as holder, made as partial consideration for Glamis’ 50% interest in MSX, all as more particularly described in the Cerro San Pedro Acquisition Agreement.

“Cerro San Pedro Acquisition Agreement” means the share purchase agreement dated February 12, 2003 entered into among the Corporation, Glamis, Raleigh, and MSX.

“Cerro San Pedro Development Plan” means the Cerro San Pedro Project Development Plan dated September 2003 prepared by Washington Group International on behalf of the Corporation and MSX.

“Cerro San Pedro Project” means the Corporation’s interests in a property located in central Mexico in the state of San Luis Potosi, as described under “Cerro San Pedro Project”.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Change of Land Use License” means the license which permits MSX to change the use of property from agricultural to mining purposes.

“Chemex” means Chemex Laboratories.

“Closing” means the closing of the Offering.

“Closing Date” means the date on which the Closing occurs.

“Comision Nacional de Agua” means an agency of the Mexican government responsible for the administration and conservation of National waters, including the granting of water permits, concessions and authorizations.

“Common Shares” means the common shares in the capital of the Corporation.

“CONAMA” means the National Environmental Committee, an agency responsible for environmental management in Chile.

“Construction License” means the license which permits MSX to initiate construction activities.

“COREMA” means the Regional Environmental Committee or agency responsible for environmental management in Chile.

“Corporation” means Metallica Resources Inc.

“CSP Church” means the Cerro San Pedro Apostle Church.

“DIA” means an Environmental Impact Declaration.

“DGM” means the Mexican Director General of Mines.

“El Morro” means one of three separate zones of copper-gold porphyry style mineralization identified at the El Morro Project.

“El Morro Joint Venture Agreement” means the letter agreement entered into between the Corporation and Noranda dated September 14, 1999 as super ceded by a letter agreement between the Corporation and Noranda dated February 10, 2000.

“El Morro Project” means the Corporation’s interests in a mineral property located in north central Chile which is subject to the El Morro Joint Venture Agreement.

“El Negro” means one of three separate zones of copper-gold porphyry style mineralization identified at the El Morro Project.

“Engagement Letter” means an engagement letter dated October 28, 2003 among the Corporation and the Agents.

“Environmental Impact Assessment” or “EIA” means a series of studies conducted to determine the effect of a project on the environment.

“Environmental Impact Declaration” means a document that establishes a project will comply with current norms and environmental standards.

“Environmental Impact Statement” means a document that describes the expected impact that a project will have on the environment.

“Environmental Qualification Resolution” means a document that establishes a project with certain limitations will comply with current norms and environmental standards.

“Fresnillo” means Compania Fresnillo S.A.

“Glamis” means Glamis de Mexico, S.A. de C.V., a subsidiary of Glamis Gold, Inc.

“Glamis Feasibility Study” means the Cerro San Pedro Project feasibility study dated November 2000 prepared by Glamis.

“GST” means the Goods and Services Tax within the meaning of the Excise Tax Act (Canada).

“Hornitos” means Compania Minera Hornitos, a company based in Chile which has disputed Metallica’s interests in the El Morro Project.

“Knight Piésold Report” means the technical report entitled “Metallica Resources Inc. El Morro Copper-Gold Project, Chile Region III Technical Report – Third Party Review” dated February 5, 2003 prepared by Knight Piésold and Co.

“La Fortuna” means one of three separate zones of copper-gold porphyry style mineralization identified at the El Morro Project.

“Land Use License” means the license which permits MSX to to use property for mining purposes.

“Manifestacion de Impacto Ambiental” or “MIA” means an Environmental Impact Declaration.

“Mara Rosa Project” means the Corporation’s interests in a property located in Brazil.

“Metallica” means Metallica Resources Inc. and its subsidiaries.

“MIMK Project” means the Corporation’s interests in a property located in Chile.

“MML” means Minera Metallica Limitada, an indirect wholly-owned subsidiary of the Corporation, organized under the laws of Chile, which holds Metallica’s interest in the El Morro Project.

“MSX” means Minera San Xavier S.A. de C.V., an indirect wholly-owned subsidiary of the Corporation, organized under the laws of Mexico, which holds the Cerro San Pedro Project.

“NASD” means National Association of Securities Dealers, Inc.

“Noranda” means Noranda Inc.

“Normas Oficiales Mexicanas” means Official Mexican Standards.

“NI 43-101” means National Instrument 43-101- Standard of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators.

“Offering” means the offering of Units of the Corporation as described in this Prospectus.

“Offering Jurisdictions” means, collectively, Ontario, British Columbia, Alberta and Manitoba.

“Offering Price” means $ • per Unit.

“Over-Allotment Option” means the option granted to the Agents by the Corporation, exercisable for a period of 30 days from the Closing, to purchase up to • additional Units at the Offering Price, which additional Units are qualified for sale under this Prospectus.

“Preference Shares” means the preference shares in the capital of the Corporation.

“Prospectus” means this prospectus and any appendices, schedules or attachment thereto.

“Raleigh” means Raleigh Mining International Limited, a wholly-owned subsidiary of the Corporation organized under the laws of the Province of Ontario.

“Reclamation and Closure Plan” means the document submitted to SEMARNAT that presents the post mining environment mitigation plans for the Cerro San Pedro Project.

“Retirement Plan” means the Corporation’s sponsored defined contribution tax-deferred retirement plan in accordance with the provisions of Section 401(k) of the United States Revenue Service Code.

“Rights” means the Rights issued by the Corporation pursuant to the Shareholder Rights Plan, as described under “Share Capital – Shareholder Rights Plan”.

“Rights Plan” means the shareholder rights plan of the Corporation, which plan is governed by the Shareholder Rights Plan Agreement.

“SEMARNAT” means Secretaria de Medio Ambiente Recursos Naturales, the Mexican Ministry of Environment and Natural Resources.

“Securities Legislation” means, collectively, the applicable securities laws in the Offering Jurisdictions, the regulations, rules, rulings and orders made thereunder, the applicable policy statements issued by the securities commissions and the securities legislation and policies of each other relevant jurisdiction.

“Securities Commissions” means , collectively, the Ontario Securities Commission, British Columbia Securities Commission, Alberta Securities Commission, and the Manitoba Securities Commission.

“Selling Firms” means licensed dealers, brokers and investment dealers retained by the Agents as sub-agents to assist in the placement of subscriptions for Units under the Offering and as retained by the Agents to assist in the placement of the Units.

“Shareholder Rights Plan Agreement” means the agreement dated as of March 19, 1999 between the Corporation and Equity Transfer Services Inc.

“Stock Option Plans” or “Plans” means collectively (i) the Corporation’s stock option plan dated June 20, 1994, as amended on September 29, 1994 and July 21, 1995, and (ii) the Corporation’s 1996 stock option plan dated September 25, 1996 as amended on April 29, 2003.

“Subscriber” means a person or other entity that subscribes for Units under the Offering.

“TSX” means the Toronto Stock Exchange.

“U.S.” means the United States of America.

“U.S. Persons” has the meaning ascribed to it in the regulations under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“Unit” and “Units” means the securities offered for sale pursuant to the Offering, each such Unit consisting of one (1.0) Common Share and one-half of one (0.5) Warrant.

“Unit Share” or “Unit Shares” means the Common Shares included in the Units offered for sale pursuant to the Offering.

“Warrant” or “Warrants” means the Series I common share purchase warrants included in the Units offered for sale pursuant to the Offering.

“Warrant Agent” means • .

“Warrant Shares” means the Common Shares to be issued upon exercise of the Warrants.

“Warrant Indenture” means the warrant indenture to be entered into between the Corporation and the Warrant Agent in respect of the Warrants.

“WLR Technical Report” means the Cerro San Pedro Gold – Silver Project Central Mexico Technical Report dated February 4, 2003 prepared by WLR Consulting, Inc. on behalf of the Corporation.

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

AA	Atomic Absorption.

AAS	Atomic Absorption Spectrograph.

Ag	Silver.

Amphibole	A rock-forming silicate mineral found in igneous rocks.

assay	An analysis to determine the presence, absence, and quantity of one or more metallic components.

Au	Gold.

bedding	The layering of sediments preserved in sedimentary rocks.

breccia	Rock consisting of fragments, more or less angular, in a matrix of finer-grained material or cementing material.

Cretaceous	A period of geological time ranging from approximately 150 to 95 million years before present.

CN	Cyanide.

Cu	Copper.

diamond drill	A type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

DDH	diamond drill core hole.

dyke	A tabular intrusion, meaning it is sheet or slab-like, which cuts across or through the host rocks. Dykes vary from a few centimetres to many tens of metres in thickness and may extend for several kilometres.

Ejido	An association of individuals who communally own and manage rural lands. Thousands of Ejidos were established in Mexico in the 1920’s as part of the Agrarian Reform Movement.

Eocene	A period of geological time ranging from approximately 58 to 40 million years before present.

exploration concession	A right granted by a governmental entity to explore a prescribed area for minerals for a specified period.

exploitation concession	A right granted by a governmental entity to exploit mineral substances contained therein for an indefinite period of time subject to certain payments.

FA	Fire Assay.

fault(s)	A break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

feasibility study	A detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.

feldspar	A whitish mineral with a high aluminum and sodium or calcium content, common in igneous and volcanic rocks.

folds	When forces are applied gradually to rocks over a long period of time, the rocks fold instead of breaking or faulting.

geochemical	Trace quantities of elements of a certain area.

geophysical surveys	Studies conducted to measure the physical characteristics of a certain area.

g/t	Grams per tonne.

Grandiorite Porphyry	A coarse grained igneous rock midway in composition between a granite and diorite contained within a fine groundmass.

ha	Hectares.

heap-leaching	A process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.

hectare	A square of 100 m on each side, or 2.471 acres.

Hg	Mercury.

ICP	Inductively Coupled Plasma Mass Spectrometry.

igneous	A rock formed by the cooling of molten material.

intrusion	General term for a body of igneous rock formed below the surface.

Jurassic	A period of geological time ranging from approximately 190 to 135 million years before the present.

km	Kilometres.

ktonnes	Thousands of tonnes.

kv	Kilovolts.

lbs	Pounds.

ID2	Inverse distance squared.

leach	The dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.

limestone	Sedimentary rock that is composed mostly of mineral calcite. Limestones are commonly grey, white, or off-white, and less commonly brownish, red or black.

m	Metres.

m3	Cubic metres.

manto	A mineralized horizon controlled by and/or contained within the sedimentary layering.

massive	The rock or mineral specimen; is essentially a mass without other particular characteristics.

mineralization	Material containing minerals of value.

Miocene	A period of geological time ranging from 25 million to 13 million years before the present.

mm	Millimetres.

Mn	Managnese.

Mo	Molybdenum.

NaCN	Sodium cyanide.

NaOH	Sodium hydroxide.

net smelter return (“nsr”)	A return based on the actual sale price received less the cost of refining at an off-site refinery.

open pit	A surface working pit open to daylight, such as a quarry.

open pit mining	The process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

option agreement	An agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor or by exploring, developing, or producing from the optionor’s property.

ore	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

ounce (troy)	31.103 grams.

ounces	Troy ounces; in this Prospectus production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness.

Paleocene	A period of geological time ranging from approximately 63 to 58 million years before the present.

Paleozoic	A period of geological time ranging from 600 million to 230 million years before the present.

Permian	A period of geological time ranging from 280 million to 230 million years before the present.

Pliocene	A period of geological time ranging from 13 million to 2 million years before the present.

porphyry	A common igneous rock type that contains relatively large crystals in a fine-

grained ground mass.

ppm	parts per million.

probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

proven/probable reserves	Reserves in which the difference in degree of assurance between proven and probable cannot be reliably defined.

proven reserves	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

RC	Reverse air circulation drilling.

RDH	Reverse circulation drill hole.

reclamation bond	Usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations. The amount of the bond is set largely on the basis of the amount of surface disturbance proposed; the bond is returned, plus accumulated interest, if the clean-up is satisfactory.

reserve	The estimated quantity of ore that can be economically mined and legally extracted.

reverse circulation drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.

RK	Restrictive kriging, a method of grade interpolation by which higher grade zones have limited spatial influence.

royalty interest	Generally, a percentage interest that is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is a net smelter return.

ROM	Run of Mine, a mining method whereby ore is placed on the heap leach pads without being crushed.

sample	Small amount of material that is supposed to be typical or representative of the object being sampled.

Sb	Antimony.

sedimentary	A rock formed from cemented or compacted sediments.

sediments	The debris resulting from the weathering and breakup of pre-existing rocks.

shale	A sedimentary rock consisting of silt or clay-sized particles cemented together.

sq	Square.

strip ratio	The ratio of waste removed to ore processed.

t	Tonnes.

Tertiary	A period of geological time ranging from approximately 66 to 26 million years before the present.

Triassic	A period from geological time ranging from approximately 190 to 135 million years before the present.

tons	Dry short tons (2,000 pounds).

t/d	Tonnes per day.

tonne	A metric tonne, being 1,000 kilograms (2,204 pounds).

tuff	A finer grained pyroclastic rock made up mostly of volcanic ash.

variogram range	A measurement to assist with the interpolation of grades of a mineral deposit.

Zn	Zinc.

MEASUREMENTS AND ABBREVIATIONS

Conversion into imperial equivalents is as follows:

	To imperial
To convert	measurement units	Multiply By

hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
grams	ounces (troy)	0.032
tonnes	short tons	1.102
grams per tonne	ounces (troy) per ton	0.029

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise specified, the financial information contained in this Prospectus is expressed in Canadian dollars. In this Prospectus, references to “US$” are to United States dollars, and references to “$” are to Canadian dollars. The financial statements of the Corporation contained in this Prospectus are presented in US$.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31 2002, 2001, and 2000 and for the periods ended September 30, 2003, June 30, 2003 and March 30, 2003, as reported by the Bank of Canada, were as follows:

	Year Ended			Period Ended

				September	June 30,	March 30,
	2002	2001	2000	30, 2003	2003	2003

Closing	1.5776	1.5928	1.4995	1.3499	1.3475	1.4678
High	1.6033	1.5955	1.5460	1.5442	1.5442	1.5442
Low	1.5276	1.4991	1.4458	1.3474	1.3474	1.4714
Average (1)	1.5703	1.5484	1.4852	1.3632	1.3522	1.4759

(1)  Calculated as an average of the daily noon rates for each period.

On October 29, 2003, the Bank of Canada noon rate of exchange was US$1.00 = Cdn.$1.3097 or Cdn.$1.00 = US$0.7635.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements appearing elsewhere in the Prospectus. As used in the Prospectus, except as otherwise required by context, any references to Metallica or the Corporation includes Metallica Resources Inc. and its subsidiaries. Capitalized terms used in this summary which are not defined in the summary have the meanings ascribed to them elsewhere in the Prospectus.

The Corporation:	Metallica Resources Inc. is a mineral exploration and development corporation subsisting under the Canada Business Corporations Act. See “The Corporation”

The Corporation, through its wholly-owned subsidiaries, is engaged in the business of exploration and development of precious and base metals in South America and Mexico. Metallica holds interests in projects in Mexico, Chile and Brazil. Metallica’s development activities are currently focused on the Cerro San Pedro Project in Mexico. See “The Cerro San Pedro Property”.

Metallica also holds a 100% interest in the El Morro Project in Chile, which property is subject to an option and joint venture agreement with Noranda Inc. pursuant to which Noranda has the option to earn a 70% interest in the El Morro Project. See “The El Morro Project”.

Offering:	• Units, each Unit consisting of one Unit Share and one-half of one Warrant. Each Warrant will entitle the holder to purchase one additional Common Share at an exercise price of $• at any time prior to 4:00 p.m. (Toronto time) on the day which is 5 years after the Closing Date. See “Details of the Offering” and “Plan of Distribution”

Price:	$• per Unit.

Use of Proceeds:	The net proceeds to the Corporation from this Offering are estimated to be $•. The Corporation intends to use the net proceeds from the Offering as follows:

Payments on account of Cerro San Pedro Acquisition Debt	US$•
Cerro San Pedro Project	US$•
Property acquisitions, other exploration and working capital	US$•

Total	US$•

See “Use of Proceeds”.

Risk Factors:	Investment in the Units involves a significant degree of risk which should be carefully considered by prospective investors before purchasing such securities. The risks related to the Corporation and its business include the following:

• No Current Production of Mining Properties; Possible Inability to Obtain Additional Funding

• Regulation

• Operational and Environmental Risks

•	Reclamation Obligations

•	Market Factors and Volatility of Commodity Prices

•	Title to Properties

•	International Business Risks

•	Competition

•	Inherent Uncertainties in Estimates of Reserves, Mineral Deposits and Production Costs

•	Limited Operating History

•	Non-Canadian Assets; Risks of Enforcing Judgments Obtained in Canadian Courts

•	Reliance on Management

•	Existing and Potential Conflicts of Interest

See “Risk Factors”.

Summary of Financial Information:	The selected financial information set out below is based on and derived from the unaudited financial statements of the Corporation for the nine months ended September 30, 2003 and September 30, 2002, and the audited financial statements of the Corporation for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000 prepared in accordance with Canadian generally accepted accounting principals.

	Nine	Nine
	Months	Months	Year	Year
	Ended Sept.	Ended Sept.	Ending	Ending	Year Ending
	30, 2003	30, 2002	December	December	December
	(unaudited)	(unaudited)	31, 2002	31, 2001	31, 2000
	US$	US$	US$	US$	US$

Revenue	Nil	Nil	Nil	Nil	Nil
Interest Income	63,523	48,291	64,918	69,900	152,829
Total Expenses	2,170,337	888,819	1,390,462	3,885,131	7,749,050
Total Assets	31,163,823	17,879,671	17,491,038	14,768,856	17,474,569
Total Liabilities	6,343,266	316,386	403,067	464,627	563,574
Shareholders’ Equity	24,820,557	17,563,285	17,087,971	14,304,229	16,910,995

See “Selected Consolidated Financial Information and Management’s Discussion and Analysis”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking statements”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, potential investors should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the laws of the Province of Ontario on June 23, 1977 under the name Temple Explorations Inc. By articles of amendment effective July 10, 1987, the Corporation changed its name to Burgess Point Resources Inc., and consolidated its 2,578,005 issued and outstanding shares on a 1 new share for 5 old shares basis. By articles of amendment effective January 10, 1992, the Corporation split its issued and outstanding shares on a 4 new shares for 1 old share basis. By articles of amendment effective January 14, 1994, the Corporation changed its name from Burgess Point Resources Inc. to Metallica Resources Inc. and consolidated its then issued and outstanding shares on the basis of 1 new share for each 7 old shares. By articles of amendment effective June 19, 1998, the Corporation was authorized to issue an unlimited number of a new, additional class of shares designated as preference shares, issuable in series.

By articles of continuance effective July 16, 2002, the Corporation was continued under the Canada Business Corporations Act (Canada).

Metallica Management Inc., the Corporation’s management subsidiary has a head office located at 12200 E. Briarwood Avenue, Suite 165, Centennial, Colorado 80112 U.S. The registered office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

Intercorporate Relationships

The following chart illustrates the inter-corporate relationships among the Corporation and its subsidiaries.

BUSINESS OF THE CORPORATION

General

The principal business carried on and intended to be carried on by the Corporation is the acquisition, exploration and development of mineral resource properties internationally. The Corporation intends to expend existing working capital and net proceeds from the Offering to pay the next two instalments totalling US$11.0 million due to Glamis on account of the Cerro San Pedro Acquisition Debt, to fund the Corporation’s initial development budget of US$28.2 million for the Cerro San Pedro Project, and US$3 million for working capital. The Corporation may decide to develop and/or acquire other properties in addition to the Cerro San Pedro Project.

In September 1999 the Corporation entered into the El Morro Joint Venture Agreement, pursuant to which Noranda is obligated to fund all exploration costs on the El Morro project through September 14, 2005 until it either makes a US$10 million payment to the Corporation, that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the El Morro Project. The El Morro Joint Venture Agreement provides that Noranda must spend US$10 million on exploration and development expenditures, in addition to other requirements, in order to earn a 70% interest in the El Morro Project. As of December 31, 2002 Noranda had informed Metallica that Noranda had met its required US$10 million expenditure on exploration and project development as required under the exploration agreement. Noranda continues to be obligated to maintain the El Morro Project in good standing and fund all holding and exploration costs until it makes the US$10 million payment to the Company or forfeits its option. Noranda has informed Metallica that it intends to spend approximately $1.0 million on the El Morro Project in 2003. The Corporation has not budgeted any significant capital expenditures for the El Morro Project in 2003. In the event that Noranda elects to terminate its option to earn a 70% interest in the El Morro Project, the Corporation will then be required to fund any future exploration costs associated with the project.

Three Year History

The Corporation, through its subsidiaries, is engaged in the business of exploring for precious and base metals in North and South America, principally Mexico and Chile.

The Corporation is focused on acquiring quality projects that have generally undergone at least one stage of exploration, and therefore would be able to be rapidly evaluated by the Corporation. If acquired, these properties effectively would serve as “anchor projects” from which the Corporation could expand into new mineral districts either through acquisition or early-stage project generation.

Potential prospects are examined by management of the Corporation and/or by independent consultants. In most instances in which a decision is made to acquire a property, preliminary exploration activities are conducted directly by the Corporation and/or by persons specifically engaged for a particular activity. Subcontractors, under the supervision of the Corporation’s management or the Corporation’s joint venture partners, are usually engaged to carry out the more specialized aspects of the Corporation’s exploration program such as drilling.

Through its subsidiaries, the Corporation has held interests in mineral exploration projects in Mexico, Chile and Brazil during the past three years. The Corporation’s mineral development and exploration activities are currently focused on the Cerro San Pedro Project in Mexico and the El Morro Project in Chile.

In the past three fiscal years, the Corporation has had four principal exploration projects that have required capital expenditures by the Corporation totalling US$1.1 million (the Cerro San Pedro Project, US$0.1 million;

the El Morro Project, - US$0.1 million; the MIMK Project – US$0.6 million and the Mara Ros a Project, Brazil - US$0.3 million). The majority of capital expenditures made over the past three fiscal years on the Corporation’s Cerro San Pedro Project and El Morro Project have been incurred by the Corporation’s joint venture partners pursuant to earn-in requirements. At December 31, 2001, the Corporation wrote-off its US$2.9 million investment in the Mara Rosa Project. The Mara Rosa Project was acquired in October 1997 from a Brazilian subsidiary of Western Mining Corporation and covers an area of 25,000 hectares of the Goias State in central Brazil.

Significant Acquisitions

On February 12, 2003, the Corporation acquired Glamis’ 50% interest in MSX pursuant to the Cerro San Pedro Acquisition Agreement. The Corporation now holds, through MSX, 100% of the Cerro San Pedro Project and is responsible for 100% of future development costs. As of May 2003, the Corporation’s initial project development budget for the Cerro San Pedro Project for 2003 was US$2.3 million. The Cerro San Pedro Development Plan estimates an initial capital requirement of US$28.2 million plus US$3.0 million for working capital.

Under the terms of the Cerro San Pedro Acquisition Agreement, the Corporation paid US$2.0 million to Glamis on February 12, 2003 and a further US$5.0 million on August 12, 2003. A further US$6.0 million is due prior to February 12, 2004. This payment is to be made in cash or, if Metallica does not have the financial ability to make such payment in cash, then Metallica may make all or part of that payment by delivering to Glamis fully registered and freely tradable Common Shares of Metallica, such shares to be priced at the greatest allowable discount under applicable Canadian and/or TSX rules from the average closing price of the Common Shares on the TSX for 20 trading days preceding the date on which the payment became due. An additional payment of US$2.5 million is due upon the commencement of commercial production at the Cerro San Pedro Project, and a further US$2.5 million is due 12 months after the commencement of commercial production. For the purposes of the Cerro San Pedro Acquisition Agreement, commencement of commercial production means that date on which a cumulative total of 10,000 gold-equivalent ounces of dore or mineral concentrate from the Cerro San Pedro Project has been delivered for refining to a commercial refiner. Glamis will also be entitled to a Net Smelter Return royalty in respect of all production from the Cerro San Pedro Project, the rate of which will depend on the gold price prevailing at the time, as follows:

Gold Price Per Ounce	Percentage of Net Smelter Returns

Less than $325.00	0.0%
$325.00 - $349.99	0.5%
$350.00 – 374.99	1.0%
$375.00 - $399.99	1.5%
$400.00 or above	2.0%

Trends

The Corporation’s financial performance is dependent on many external factors. The Corporation expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals are volatile, difficult to predict and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production are difficult to predict. These circumstances and events could materially affect the financial performance of the Corporation.

Metallica has incurred losses in each of the last five fiscal periods due to the lack of an operating mine or other revenue generating activity. Management anticipates that net losses of Metallica will continue for at least the next two years as a result of ongoing corporate, general and administrative, exploration and project development costs. Management anticipates that the trend of losses may reverse if and when gold and silver is produced from the Cerro San Pedro Project.

CERRO SAN PEDRO PROJECT

The following description of the Cerro San Pedro Project is derived from the Glamis Feasibility Study, the WLR Technical Report, and the Cerro San Pedro Development Plan. Each of James S. Vorhees, author of the Glamis Feasibility Study, William L. Rose, author of the WLR Technical Report, and Jerry E. Snider, author of the Cerro San Pedro Development Plan, is a “qualified person”, within the meaning of NI 43-101.

Project Description and Location

Project Location

The Cerro San Pedro Project is located in Central Mexico in the State of San Luis Potosi approximately 400 km north of Mexico City. The site is located 20 km east-northeast of the city of San Luis Potosi. See Figure 1 for the project location map.

NEW MEXICO
TEXAS
MEXICO
San Luis Potosi
PROJECT LOCATION
MEXICO CITY
BELIZE
GUATEMALA
Zacatecas
Matehuala
Tula
PROJECT LOCATION
SAN LUIS POTOSI
Aguascalientes
0 50 100
KILOMETERS
PALMA DE LA CRUZ
SCALE IN METERS
TO SAN LUIS POTOSI
Cerro de San Pedro
Run-of Mine Haul Road
Office and Truck Shop
La Zapatilla (Relocated)
CUESTA DE CAMPA
LA CRUZ
LA FLORIDA

Figure 1: Location Map of Cerro San Pedro Project

Mineral Property Summary

The mineral rights at the Cerro San Pedro Project consist of 47 mineral concessions, covering an area of 2,952 hectares. Details of the mineral concessions comprising the Cerro San Pedro Project which are divided into eleven groups, are set forth in Table 1 – Cerro San Pedro Mineral Property Summary below.

TABLE 1
CERRO SAN PEDRO PROJECT MINERAL PROPERTY SUMMARY

Cerro San Pedro Mineral Concessions

Group	Concession Name	Concession Type	Title Number	Hectares

Group 1. 100% MSX
1.	La Princesa	Exploitation	180298	5.5916
2.	La Princesa Poniente	Exploitation	180366	0.0076
3.	Begoñia	Exploitation	181179	10.0000
4.	Santa Ana	Exploitation	180598	8.0000
5.	Santa Ana Sur	Exploitation	180597	1.5076
6.	Los Blancos	Exploitation	181180	9.0394
7.	Gorgorron	Exploitation	180300	9.6250
8.	San Nicolas	Exploitation	180608	6.9788
9.	San Nicolas Sur	Exploitation	180610	1.4896
10.	San Nicolas Suroeste	Exploitation	180609	0.1923
11.	Los Riscos	Exploitation	182282	4.3474
12.	La Concepcion	Exploitation	182281	4.0000
			Subtotal	60.7793
Group 2. Optionor: Roberto Alcalde Garcia – Cristina 2 Group
13.	Cristina 2	Exploitation	180938	0.5537
14.	Gama	Exploitation	179256	41.6391
15.	La Canoa 3	Exploitation	184906	0.0051
16.	Omega 2	Exploitation	180958	0.1687
17.	La Canoa 2	Exploitation	180948	0.6649
18.	Cristina	Exploitation	186321	93.6228
19.	La Canoa	Exploitation	186370	3.4799
20.	Omega	Exploitation	193390	2.0576
			Subtotal	142.1918
Group 3. 100% MSX
21.	San Salvador	Exploitation	186268	12.9399
22.	Tribilin	Exploitation	187088	18.2808
23.	La Victoria	Exploitation	185387	10.3797
24.	Gabriel	Exploitation	211849	18.0000
			Subtotal	59.6004

Cerro San Pedro Mineral Concessions

Group	Concession Name	Concession Type	Title Number	Hectares

Group 4. 100% MSX
25.	Barreno	Exploitation	179603	11.2359
			Subtotal	11.2359
Group 5. 100% MSX
26.	Porvenir IV Fracc. A	Exploitation	220628	55.0957
27.	Porvenir IV Fracc. B	Exploitation	216926	1.3237
28.	Porvenir V	Exploitation	218428	11.7876
			Subtotal	68.2070
Group 6. Optionor: Antonio Alvarez Ruiz-Porvenir Group
29.	Porvenir	Exploitation	214835	4.4241
30.	Porvenir I	Exploitation	183925	12.0000
31.	Porvenir II	Exploitation	186269	2.9981
32.	El Porvenir III	Exploitation	212189	11.9902
			Subtotal	31.4124
Group 7. 100% MSX
33.	Toro de Oro	Exploitation	206548	99.5187
			Subtotal	99.5187
Group 9. 100% MSX
34.	Pedro	Exploitation	217859	1969.5069
35.	Pedro 2	Exploitation	219079	421.8333
			Subtotal	2391.3402
Group 10. 100% MSX
36.	La Loteria	Exploitation	184377	3.8809
37.	San Fausto	Exploitation	179722	1.5000
38.	Maria del Pilar	Exploitation	179259	0.0049
39.	El Campeon	Exploitation	179257	0.2072
			Subtotal	5.5930
Group 11. 100% MSX
40.	Gitano 2004	Exploitation	219000	64.0000
41.	La Virgen 2004	Exploration	208466	10.000
42.	Mark 2005	Exploration	210667	0.0529
43.	Aracely 2005	Exploration	210668	9.3396
44.	Davide 2006	Exploration	211606	0.0788
45.	Maria Sofia 2007	Exploration	215378	0.2470
46.	Laura Maria 2007	Exploration	215499	1.0976
47.	Tania 2007	Exploration	215896	0.6660
			Subtotal	85.4819
			Total	2,955.3606

All of the mining concessions have been acquired primarily through purchase agreements, and to a lesser extent, through staking. Approximately US$6 million has been spent by the Corporation to date to acquire the aforementioned mining concessions, and other concessions that have subsequently been dropped due to their limited strategic value.

Exploration concessions 41 through 47 (See Table 1 above), are valid through various dates commencing October 2004 through to March 2008. MSX intends to submit applications to the DGM to convert the exploration concessions into exploitation concessions prior to their expiry.

All of the exploitation concessions noted in Table 1 above expire on various dates commencing December 2011 through to February 2053, subject to the timely filing of periodic reports and the timely payment of taxes. Each of the exploitation concessions may be extended for an additional 25 or 50-year period upon five years’ notice to DGM. The Corporation does not anticipate that extensions to the exploitation concessions will be required. All of the exploitation and exploration concessions are held by MSX, and are not subject to any encumbrances except for the following:

Group 2 Concessions numbers - 13 to 20 (see Table 1 above), are subject to a revised note agreement with Roberto Alcalde Garcia, the optionor, dated February 18, 2003, that provides for a final payment of US$200,100 on December 31, 2003.

Group 6 Concessions numbers - 29 to 32 (see Table 1 above), are subject to a 2.5% royalty on net smelting income, subject to maximum cumulative payments totaling US$1 million. Minimum annual royalties in the amount of US$50,000 are due and payable and commenced on April 1, 2003.

Although the Corporation has investigated title to its exploration and exploitation concessions at the Cerro San Pedro Project, there is no guarantee that title to such concessions will not be challenged. In addition, certain environmental permitting requirements must be satisfied prior to commencing mining operations under an exploitation concession.

Environmental

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental, if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations. Although not required for any previously permitted mining project in Mexico, an expanded MIA level does exist and can, in certain situations, be mandated.

A major objective of the MIA process is to demonstrate that the project impacts will be in compliance with principal environmental regulations for prevention of water and air pollution, noise limits, hazardous waste use and transport, and in compliance with the Normas Oficiales Mexicanas.

Environmental Permitting Status

The MIA for the development of the Cerro San Pedro Project was submitted to SEMARNAT in October of 1997. An MIA approval resolution was issued in March 1999 by SEMARNAT. The MIA approval order from

SEMARNAT lists 100 terms and conditions and 9 recommendations which MSX is required to observe with respect to its operations at the Cerro San Pedro Project. Many of these items are normal business activities associated with the running of a mine. The conditions considered by the Corporation to be most important are: (i) stabilization and monitoring of the CSP Church; (ii) relocation negotiations with certain residents of Cerro de San Pedro; and (iii) rescue and relocation of certain cactus species located in the area of the planned mine and leach pad. The MIA is the primary federal permit required for the approval of the proposed mine. The issuance of the MIA is a precondition for the issuance of related state and local permits necessary for mine construction.

In May 2000 MSX received the Land Use License for the Cerro San Pedro Project from the State of San Luis Potosi, Mexico and in July 2000, MSX received the Construction License from the Cerro de San Pedro municipality. In August 2000, MSX received the Change of Land Use License from SEMARNAT and with this approval, MSX obtained the last significant milestone in the project permitting process for the Cerro San Pedro Project. Only minor local permits will be required prior to initiating mine construction.

As a result of the change in planned mine development from a three-stage crushing circuit to the ROM scenario as proposed in the Glamis Feasibility Study, amendments to the previously granted MIA and the Construction License were required. After filing the modification request in early 2001, MSX received approval for the Construction License modification in October 2001 and approval for the MIA modification April 2002.

The MIA that was issued in 1999 is valid for a twelve-year period and includes eight years for project exploitation and four years for reclamation. MSX will be required to apply for an extension of the MIA prior to its expiry in February 2011, in order to adequately cover the proposed mining and reclamation period of approximately 11 years at the Cerro San Pedro Project.

Environmental Permitting Compliance

The MIA includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions that must be met prior to commencing mine construction are: (i) stabilization of the CSP Church; (ii) offer to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; and (iii) establishing reclamation bonding requirements for the project.

The CSP Church is over 200 years old and is located approximately 50 m from the proposed open pit for the Cerro San Pedro mine. Numerous historical underground workings from prior mining activity in the area have raised issues regarding the stability of the CSP Church, particularly during blasting periods at the mine. MSX submitted a proposal in early 2003 to the Mexican governmental agency responsible for historic structures and to the priest at the CSP Church, to stabilize the CSP Church and install blast-monitoring equipment. Recently, the governmental agencies and the Archdiocese of San Luis Potosi have authorized the structural stabilization and installation of blast monitoring equipment at the CSP Church. This work will be accomplished through the formation of a trust fund managed by an independent technical committee and funded by MSX, and any other interested parties. The authorization to proceed with the work on stabilizing the CSP Church represents the final compliance issue which required approval prior to commencing mine construction. The stabilization work on the CSP Church is scheduled to begin after formation of the trust fund. It is expected that the trust fund will be established in the first part of November 2003.

In May 2001, MSX relocated 20 families from the Village of La Zapatilla to a new village approximately two kilometres to the southwest of the Cerro San Pedro Project. La Zapatilla was located in the middle of the proposed leach pad site and MSX constructed the new village as specified in the agreement with the villagers.

The village of Cerro de San Pedro will remain open to the public when mining activities commence. Prior to project construction, MSX must offer to relocate 20 families with homes in the immediate vicinity of the proposed mine pit limit. All affected families will be offered new homes approximately 3 km from the mine area. MSX has executed an agreement with the state and municipal authorities to use a joint effort to ensure that the proper safety precautions are taken to protect the public, especially during blasting operations. MSX is not required, and does not intend, to obtain control of all the property located within the safety buffer zone; however, MSX will continue to acquire property within the safety buffer zone from owners that choose to engage in private negotiations.

In January 2003, an archeological survey commenced in the area of the proposed leach pads. The objective of the survey was to catalog any artifacts of historical significance in the area. The survey has been completed and certain areas have been restricted from use. MSX has completed a re-design of the leach pad which avoids the restricted area.

In addition MSX is currently in the process of relocating certain cactus species which grow throughout the project area and are considered endangered, rare, and subject to special protection by SEMARNAT . A botanical garden has been established to provide an area to transplant and protect vegetation that has been removed from the areas that are impacted by the construction of the mine site facilities. A green house has been built to provide an environment where vegetation that will be used during reclamation can be grown from seed.

MSX has committed to mitigating impacts associated with previous mining operations at Cerro San Pedro. The mitigating measures include the removal of historical waste rock along the Cerro San Pedro streambed and placement of such waste material within the planned waste dumps as well as the removal of the cyanide leached material from the recent vat leach operation conducted by a previous small operator at Cerro San Pedro. This material will be relocated to the lined leach pad.

The closure and reclamation strategy for the Cerro San Pedro Project has been developed by the Corporation with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, wildlife habitat, watershed functions, and limited livestock grazing. MSX submitted the Reclamation and Closure Plan to SEMARNAT on April 28, 2000. Prior to construction of the Cerro San Pedro mine MSX must post a bond to insure that funds will be available for the reclamation. The bonding for the reclamation will be done in stages as the operation progresses. On October 22, 2003, MSX submitted the proposed bonding for the initial stage of construction of US$700,000. SEMARNAT is currently reviewing the MSX bonding proposal and, when approved, MSX will be required to post the bond. MSX estimates that the cost of the insurance policy to satisfy the initial US$700,000 bond is approximately US$11,000. The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that site reclamation is required to be completed within four years of final processing.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access and Local Resources

The Cerro San Pedro Project area is located in central Mexico in the state of San Luis Potosí approximately 400 km north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The Cerro San Pedro Project is located 20 km east-northeast of the city of San Luis Potosi, the state capital, and can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro de San Pedro. Alternative access to the property is through the village of Los Gomez located approximately 7 km east of San Luis Potosi along Federal Highway No. 70. The property itself is traversed by many dirt roads providing adequate access. The city of San Luis Potosi, a city of approximately 1,000,000 people, has an international airport with many daily flights to Mexico City, Monterrey, and Houston, Texas. San Luis Potosi has both a copper and zinc smelter owned by Groupo Mexico and well established industrial services. There are also a number of governmental agencies that provide services to the mining and exploration sector.

Climate and Physiography

The Cerro San Pedro Project is located at the margins of two physiographic provinces, the Sierra Madre Oriental to the east and the Mesa Central to the west. It lies within the Sierra de Cerro San Pedro which is characterized by moderate to rugged relief with elevations ranging between 1800m above sea level (masl) and 2300 masl. The climate is semi-arid and vegetative cover consists of various shrubs, mesquite, and cactus. The warmest months are from April through September, averaging approximately 20.1°C for this period with the maximum averaging approximately 29.2°C during the month of May. The coldest months are December through February with an average of approximately 7.4°C for this period, and a minimum averaging approximately 4.4°C during the month of December. Wind direction is predominantly from the west. The average annual precipitation data indicates that half the year (November through April) is drier than the other half (May – October). During the wetter half of the year, average monthly precipitation is approximately 60.4mm, while during the drier half of the year monthly precipitation averages approximately 12.5mm. The average annual precipitation over a 21-year period is 381mm.

Seismicity records compiled by the National Oceanic and Atmosphere Administration indicate that there have been no measurable earthquakes within a 100-km square area around the project site and information from the seismic chart of Mexico also confirms that the project area is located in a non-seismic area.

Infrastructure

A 115 kv power line will need to be constructed to supply the Cerro San Pedro Project with electricity. The power line will be 11.3 km in length and will run from an existing substation to a location near the leach pad. The right of way for the new power line will follow next to an existing power line, but a separate right of way will need to be negotiated with all affected landowners. Approximately 98% of the 25.35 hectares of required right of way has been acquired at a cost of US$203,000. In 2002, MSX was notified by Mexican authorities that it will not be required to purchase the remaining 2% of the right-of-way.

Comision Nacional de Agua has granted water concessions to private parties throughout the defined Basin at Cerro San Pedro. As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties. The Cerro San Pedro Project is forecast to use an average of approximately 1,000,000 m3 of water per year. MSX has acquired pumping rights to 882,000 m3 per year. MSX is in negotiations with private parties to purchase additional water rights.

In 2002, a lawsuit was filed against MSX alleging that water rights for 360,000 m3 per year were sold to MSX by individuals who did not legally own the water rights. A judge is expected to rule on the matter in 2003. In the event that the ruling, after appeals, is not in favor of MSX, MSX may be required to purchase additional water rights from private owners.

MSX’s water rights will begin to expire at various dates beginning April, 2005. When MSX begins mine operations, MSX will be required to apply to the Comision Nacional de Agua for any additional extensions through the end of the mine life. If the applications for water rights extensions are not approved, MSX will be required to purchase additional water rights from private owners.

MSX began acquiring surface rights in 1997 from titled landowners, possessionary rights holders, and from the three local Ejidos (Cuesta de Campa, Palma de la Cruz and Cerro San Pedro). In the case of the aforementioned Ejidos, MSX has obtained surface occupation lease agreements with all three Ejidos that own property in the Cerro San Pedro area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately US$45,000. The leases grant MSX temporary occupancy for a period of 15 years (through January 2012), and may be extended by MSX for an additional 15 years at the Mexican peso denominated lease rate, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through January 2012. The increase should approximate the rate of inflation in Mexico. The leases may be terminated by MSX at any time, but with a penalty equal to one year’s lease payment.

On August 7, 2002, a lawsuit was filed in the Mexican Agrarian Court in which a group of communal farmers requested nullification of the existing lease agreement between the Ejido Cerro San Pedro and MSX, alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002 a judgment was rendered in favour of the original representatives who signed the lease agreement with MSX. See “Legal Proceedings”.

History

The Cerro San Pedro district has seen many production campaigns since its discovery over four hundred years ago. There have been two major periods of mining activity punctuated by long periods of intermittent, low-level activity. There are no reliable records of production during the first period of mining activity (1575 to 1660) in the district. The second major period began in 1870 and continued through the early 1950’s. By the early 1950’s it is estimated that approximately 2.5 million ounces of gold and 40 million ounces of silver were produced from the Cerro San Pedro district. Renewed interest in the Cerro San Pedro district began in the 1970’s with evaluations by various companies to determine the district’s potential as a large tonnage, low- grade, bulk mineable deposit.

In 1995, the Corporation through its wholly-owned subsidiary Raleigh acquired a 100% interest in MSX, which held the rights to the Cerro San Pedro Project and began an exploration program to expand the work of recent exploration programs conducted by other companies. MSX completed 11,970m of reverse circulation drilling in 1995 and an additional 29,463m of core and reverse circulation drilling in 1996.

The Corporation elected to seek a joint venture partner to develop the property in late 1997, and in January 1998 entered into an agreement with Cambior whereby Cambior would acquire a 50% interest in MSX. Cambior’s ability to retain its 50% interest in MSX was contingent upon it spending US$20 million on project development by December 31, 2000.

In May 2000, Cambior sold its 50% interest in the Cerro San Pedro Project to Glamis. In November 2000, Glamis published the Glamis Feasibility Study. The Glamis Feasibility Study included a proven and probable reserve estimate of 49.2 million tonnes grading 0.57 g/t gold and 23.0 g/t silver, with an overall waste to ore ratio of 1.45:1. The reserve estimate was prepared by Mine Reserve Associates, Inc. and was calculated using a gold price of US$275/ounce and a silver price of US$5.25/ounce. Mine development, working capital and mine equipment costs were estimated at US$45 million.

On February 4, 2003, the WLR Technical Report was prepared based on the assumptions and information included in the Glamis Feasibility Study with the following exceptions:

•	Proven and probable reserves were calculated using a US$325/ounce gold price and a US$4.62/ounce silver price.

•	The addition of certain rock types into the definition of ore, due to different prices used to calculate the reserve estimate.

•	Higher mine operating costs were used to calculate the reserves due to an anticipated change from owner mining to contract mining.

The WLR Technical Report included a proven and probable reserve estimate of 61.1 million tonnes grading 0.59 g/t gold and 24.0 g/t silver, with an overall waste to ore ratio of 1.21:1.

In September 2003, Washington Group International completed the Cerro San Pedro Development Plan. This document updated the cost estimates of the Glamis Feasibility Study to a 2003 basis and re-examined the project economics using contract mining. See “Cerro San Pedro Project-Mining Operations”

Geological Setting

The Cerro San Pedro district lies along the boundary between the Sierra Madre Oriental (Eastern Sierra Madre) fold belt and the Mesa Central volcanic plateau physiographic provinces. Regional stratigraphy consists of a thick succession of Cretaceous carbonate units, which outcrop in the area.

District geology is characterized by complexly folded and faulted Cretaceous limestones that have been intruded by a large dyke or plug of diorite porphyry of late Cretaceous to early Tertiary age. Multiple deformation phases resulted in a series of north-northwest trending folds. The folds are intersected by two major conjugate northwest and northeast trending shears, which generally defines the location of the Cerro San Pedro mineralization. The shape of the porphyry body is a thick (200-400m) west-dipping dyke. Information from the deepest levels mined by Asarco Inc. (See “Cerro San Pedro Project-Exploration”) demonstrates that the intrusive body continues at depth in the southern part of the district offering additional area to explore.

The local stratigraphic sequence at the Cerro San Pedro district has been subdivided into three main units; the Begonia, Hospital, and Barreno Limestones. The Begonia Limestone is a 250m-thick sequence of light to medium gray, medium bedded limestones containing thin interbeds of red hematitic shale. Thick-bedded carbonaceous horizons are common in the lower part, which is in direct contact with the porphyry intrusive.The Hospital Limestone is a 280 to 300m sequence of irregularly thin- to thick-bedded limestone representing a transitional sedimentary facies between the Begonia and Barreno Limestones. The Barreno Limestone is a 110 to 150m sequence of thin-bedded limestones and carbonate breccia. The San Pedro porphyry intrudes all of these units and shows varying degrees of alteration throughout the district.

Hills in the region surrounding the Cerro San Pedro district are capped by a sequence of volcanic rocks that unconformably overlie the San Pedro porphyry and limestones. These volcanics consist of a discontinuous andesite and rhyolitic tuff. The tertiary volcanics show no evidence of alteration or deformation.

Figure 2 presents the Regional Geology Map for the Cerro San Pedro Project.

GULF OF MEXICO
PACIFIC OCEAN
N

Explanation

- Range Front Fault
- Thrust
- Regional Fold Axes
- Cretaceous Limestones
- Tertiary Volcanics
- Alluvial Coverage

Figure 2

Regional Geology Map

Taken from Glamis Feasibility Study, Cerro San Pedro Project, Nov. 2000. Refer to source document.

Washington Group International

Exploration

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Historically ores mined at Cerro San Pedro have been from bonanza-type limestone mantos and chimneys. Initial activity by the Spanish is reported to have begun in 1575 when the Spanish discovered bonanza-type gold and silver oxide mineralization exposed along the southeastern flank of Cerro San Pedro. This discovery also marked the foundation of the city of San Luis Potosí. Production from San Pedro continued sporadically over the next 300 years as ore bodies were mined from progressively deeper levels. A second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80 percent of the district. By 1904 there were more than 100 active mine adits in the district. Beginning in 1925, Asarco Inc. initiated another period of surface mining of oxide ores and also began fullscale underground production of semi-massive to massive sulfide ores localized along the upper limestone-porphyry contact. Asarco Inc. ceased operations in the district in 1953. It is estimated that by the end of Asarco’s mining activities in the early 1950s, approximately 2.5 million ounces of gold, 40 million ounces of silver, and significant base metals had been produced from the Cerro San Pedro district. Through 1953, the porphyry-hosted lower grade oxide mineralization and disseminated sulfides remained relatively unexplored.

Renewed interest in the Cerro San Pedro district, coinciding with the development of modern heap leach technology, began in 1970 when Geocon S.A. evaluated the district’s potential for a large tonnage, low-grade, bulk mineable deposit.

In 1980, Bear Creek optioned the property and initiated an exploration campaign consisting of detailed surface and underground mapping in conjunction with extensive sampling of underground workings. Most of Bear Creek’s work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit.

In 1989, Fresnillo optioned the property and began an extensive three-year exploration program. Like their predecessors, Geocon S.A. and Bear Creek, Fresnillo’s primary objective was to evaluate the district’s potential for a large, low-grade bulk mineable gold-silver deposit. Fresnillo’s program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of reverse- circulation holes.

After Fresnillo’s departure and prior to MSX’s activity the property was held by small local miners with no major exploration efforts.

MSX began its exploration campaign at the Cerro San Pedro district in April 1995 with the objective of expanding previously defined oxide reserves in both the limestone hanging wall and in the underlying porphyry. This program involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work. MSX completed approximately 12,000m of reverse circulation drilling. MSX’s 1996 exploration program completed a total of more than 51,000m of exploration drilling since the beginning of MSX’s activities. In early 1997, Mine Reserve Associates, Inc. completed an updated resource estimate based on all earlier data. This work has served as the basis for several feasibility studies of open pit mining and heap leach extraction of the large, low -grade gold-silver mineralization in the district of Cerro San Pedro.

Although MSX’s exploration program has successfully delineated the majority of mineable oxide reserves within its existing land holdings, there still remains potential for discovery of additional sulfide reserves both below the currently defined open pit oxide reserve and to the south in the area of high grade mantos mined previously by Asarco.

Mineralization

The bulk of the economic mineralization at the Cerro San Pedro Project occurs within the porphyry intrusive and to a lesser extent the surrounding limestones (from oldest to youngest – the Begonia, Hospital, and Barreno Limestones). Mineralization in all rock types is distributed in a well-developed zone of stockwork fracturing and hydrothermal alteration developed around the intersection of several systems of cross-cutting north, east, northeast, and northwest trending shear zones. These structures extend into the surrounding limestone country rocks as higher grade veins, chimneys, and mantos. A large body of porphyry mixed (oxide-sulfide) and porphyry sulfide-hosted Au -Ag-Zn mineralization underlying the main zone of Au-Ag porphyry oxide mineralization has not been completely delineated.

Alteration in the limestone country rocks is largely dependent on factors affecting rock permeability, such as bedding thickness and the extent of local faults, veining or breccia zones. Widespread recrystallization or silicification of limestone is not present. Even close to well-mineralized areas, limestone is typically not visibly altered.

Alteration of the San Pedro porphyry is characterized by propylitic, argillic, and sericitic assemblages. Sericite alteration is the most intense and hosts the higher grades of gold-silver mineralization within the porphyry oxide ore type. Porphyry oxide mineralization is characterized as material that has undergone replacement by secondary iron oxides after primary sulfides. Gold and silver in the porphyry oxides occur as discrete crystals within 0.2 to 8 micron bands of iron oxides and to a lesser extent 4 to 15 micron crystals of native gold within quartz grains. Grade distribution within the porphyry oxide ore type is typically uniform throughout the deposit.

Drilling

Exploration and reserve delineation drilling at the Cerro San Pedro Project has been completed over an approximately 1.2 x 0.8 kilometre area with most holes lying within a central 1.0 x 0.6 kilometre area covering the main zone of mineralization. Holes were drilled along east-west sections spaced a minimum of 50 m apart decreasing to 25m within the central drill grid.

The Cerro San Pedro database was established using the results from four different drilling campaigns totaling 271 drill holes. During these drill campaigns numerous channel samples in the accessible drifts and stopes were also collected.

Tables 2 and 3 summarize the drilling and underground sampling campaigns.

TABLE 2

CERRO SAN PEDRO DRILLING

Available Drill Hole Database

Drilling Conducted By	Year	DDH Holes		RC Holes		Total

		No.	Metres	No.	Metres	No.	Metres

Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX	1995			47	11,970.0	47	11,970.0
MSX	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX	1997	11	2,650.0			11	2,650.0
MSX Surface	1998	13	1,439.0			13	1,439.0
MSX Underground	1998	42	3,522.9			42	3,522.9

Total		94	16,180.3	177	42,659.4	271	58,839.7

TABLE 3

CERRO SAN PEDRO UNDERGROUND SAMPLING

Available Underground Database

Sampling Conducted By	Year	No. of Channel Samples	Metres

Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX - Metallica	1995	100	262.38
MSX - Metallica	1996	1,304	2,289.86
MSX	1995 – 1998	749	2,007.30

Total		3,749	6,699.34

Sampling, Analysis and Security of Samples

The standard procedure for reverse circulation drill holes involved systematic sampling at regular two metre intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split into 1/8-1/4 and 1/2-5/8 fractions using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however; the majority of reverse circulation holes have required the injection of water. As a consequence, wet sampling methods were necessary to maintain optimum circulation and sample return. Collection of wet drilling samples involved the use a rotary wet sample splitter which reduced recovered drill cuttings into two parts: one 1/8-1/4 split which was sent to Bondar-Clegg for analysis, and one 1/2-5/8 duplicate split that was saved for future analyses. Following the completion of each two-metre sample interval, the sample splitter was thoroughly cleaned prior to collection of the next sample.

The sampling procedure for core holes was also done at regular two metre intervals except where holes intercepted major lithologic geologic contacts or encountered mine workings. Off-splits of retained drill core have been kept at the project site for reference and future testwork.

Drill samples submitted for Au-Ag fire assay were dried at ~150°C, weighed, and crushed to a minimum of 75% passing -10-mesh. The crushed sample was then passed through a Jones splitter and a representative 250-gram split retained for subsequent pulverization. The remaining coarse rejects are re-bagged and returned to the project site for storage. The 250-gram coarse grind split is then pulverized reducing the sample to a minimum standard of 95% passing 150-mesh.

The Bondar-Clegg fire assay procedure involved a standard 1 assay ton Au-Ag fire assay with an atomic absorption finish. The analytical methodology involved preliminary homogenization of sample pulps received from Mexico followed by weighing of 1 assay ton (29.17 grams) splits from each sample pulp. The weighed samples were fused with an appropriate flux at a temperature of 1038°C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954°C for Au and 871°C for Ag. The sample buttons were then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an atomic absorption spectrometer. Sample analyses reporting above 10g/t Au or 500g/t Ag were re-analyzed via Au-Ag fire assay with a gravimetric finish. In addition, all samples reporting above 0.10g/t Au were forwarded to Bondar-Clegg’s Reno, Nevada facility where they were analyzed for CN-soluble gold via a 1 assay ton hot CN shake leach. Bondar-Clegg’s agitated cyanide assay procedure first involved the preparation of a second 30 gram spilt from the original sample pulp which was mixed with 30 milliliters of 5g/l NaCN cyanide solution and 2.5g/t NaOH sodium hydroxide solution to bring the solution pH up to 10.5. The sample was then agitated for one hour at 80°C after which the solution was analyzed by atomic absorption.

Since 1995, assaying and assay verification have been performed by Bondar Clegg of Vancouver, Canada. The 25th sample in each batch submitted is systematically reassayed by Bondar Clegg. If discrepancies are observed in the assay results between the original and reassay value for either gold and silver, the entire batch is reassayed. Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical (Denver) for assay verification. The Bondar Clegg assays comprise the primary assay database for the project.

Cone Geochemical’s analytical procedure is similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg are reground to 90% passing 200 mesh prior to fire assay. Gold analyses follow essentially the same procedures described above, however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric) which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for Au are performed via the 1 assay ton fire assay/AA finish method described above. Analyses for Ag, Pb, Zn, Cu, As, Sb, Hg, and Mn are done through a multi-element ICP spectral scan.

The core versus reverse-circulation twin hole drill program performed during 1998 within the porphyry suggested a silver bias trend with the core holes reporting a much better silver grade than the older (1995-1996) reverse circulation drill holes. There appeared to be no bias in the gold assays, however. To further investigate the cause(s) for the bias, some of the old reverse circulation samples were obtained from storage and a new split obtained and sent to Bondar Clegg. Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver. The results of the re-assaying gave higher silver grades than the original assays. The 1998 sampling protocol contained an additional step of comminution and a different assaying technique. Gold assaying remains mainly unchanged and was performed by a 30-gram or by a 50-gram fire assay, with an atomic absorption measurement. Silver was assayed by agua regia digestion and atomic absorption measurement before September 1997. After this date, a new procedure was requested for gold and silver by fire assay and atomic absorption measurement.

In order to further investigate this silver assay bias, 186 coarse reject samples were collected and sent to Bondar Clegg for re-assaying in April 1999. Assay results of the comparison show the average silver grade is around 32-percent higher for the newly assayed (1999) sample versus the original assay for the drilling and assaying performed before September 1997. No silver bias was observed for samples assayed after September 1997. Gold showed no bias. Therefore an extensive re-assay program was outlined. The goal was to collect approximately 14 percent of the overall sample database that would be used for the resource estimate. A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999. Bondar Clegg prepared them using the 1998 sampling protocol. The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias (averaging 28%) for the samples assayed prior to September 1997

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results were valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999, Cone Geochemical and Chemex of Vancouver. These labs were asked to perform gold, silver assays by FA/AA, silver assays by using partial (agua regia) and total digestion (4 acid) with AA finish, and gold cyanide and silver cyanide assays. Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997. Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drill hole samples. The factors were calculated from the 2,120-sample database. Overall, this results in an adjustment of 85 percent or 25,541 samples out of a total of 30,072 samples in the entire silver assay database. This adjustment results in raising the average from 13.84 g/t to 17.10 g/t (+ 23 percent) based on all silver database assays and from 12.48 g/t to 16.32 g/t (+ 30 percent) for those samples assayed prior to September 1997.

Estimated Mineral Resources and Mineral Reserves

The mineral resource estimate uses the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which are reverse circulation and 94 are core holes. The deposit has been drilled overall on a 50-metre by 50-metre grid with a closer spacing in some areas. Assay intervals, typically of 2 m in length, which had less than 30 percent recovery were not used for grade estimation. In addition, a total of 2,153 channel samples representing about 4,600 m were collected from numerous accessible underground workings. For the present resource estimate the drill holes used in the estimation are shown in Table 4.

TABLE 4 - CERRO SAN PEDRO DRILLING USED IN RESOURCE ESTIMATE

Drill Hole Database

Drilling Conducted By	Year	DDH Holes		RC Holes		Total

		No.	Metres	No.	Metres	No.	Metres

Fresnillo	1992			36	9,129.3	36	9,129.3
MSX	1995			47	11,970.0	47	11,970.0
MSX	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX	1997	11	2,650.0			11	2,650.0
MSX Surface	1998	13	1,439.0			13	1,439.0
MSX Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	161	41,994.2	255	58,174.5

Due to the existence of numerous tunnels in the project, channel sampling from underground workings was collected by MSX both prior to and during the currency of the MSX Cambior Joint Venture Agreement, the results of which were also used for the resource estimate, as shown in Table 5. Samples collected during prior Bear Creek and Fresnillo sampling campaigns were systematically resampled by MSX in 1997 and 1998. Based on the resampling, the Bear Creek and Fresnillo samples were generally biased high for gold and silver and they were, hence, discarded and not used for the present resource estimate.

TABLE 5
CERRO SAN PEDRO UNDERGROUIND SAMPLING USED IN RESOURCE ESTIMATE

Underground Database

Sampling Conducted By	Year	No. of Channel Samples	Metres

MSX	1995	100	262.38
MSX	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30
Total		2,153	4,559.54

The geological block model for the Cerro San Pedro Project was constructed with respect to both structural and lithological (rock type) control. The assay results from drill holes and channel samples were composited to 5-metre lengths by respecting these rock and structural domain boundaries. Validation of the geological and assay database was done using software tools, plots on sections and plan view maps to ensure information stored in the database occurs in the correct position and conforms with the geological interpretation. Verification of assay results used in the database was also performed.

The mineral resource was evaluated using various estimation methods. The RK method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource. The mineral resource is presented by resource classification and cut-off grades in Table 6.

The resource estimate is classified on the basis of these parameters:

•	Measured: All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•	Indicated: All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•	Inferred: All other estimated blocks.

TABLE 6
MINERAL INVENTORY BY CLASSIFICATION

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18
Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource.

Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann algorithm to determine the extent of economic open pit mining based on run-of-mine ore. Process recoveries and operating costs used in these pit limit evaluations are summarized in Table 7.

TABLE 7
PIT LIMIT INPUT PARAMETERS

Able	Gold	Silver	Processing
Rock Type	Recovery (%)	Recovery (%)	Cost ($/t ore)

Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table 8.

TABLE 8
PIT LIMIT ECONOMIC INPUT PARAMETERS(1)

Parameter	Value

Gold price	$325/oz
Silver price	$4.62/oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$3.00/oz
Freight and refining cost for silver	$0.15/oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97/t
Mining cost – waste	$0.85/t
General and administration cost	$0.20/t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

(1)	The economic parameters presented above have been estimated by the Corporation and have provisions for possible contract mining at Cerro San Pedro. All prices and costs are in U.S. dollars.

The economic and recovery parameters, along with the lithology-based dens ities, were incorporated within a block valuation subroutine to generate an economic ultimate pit shell as shown in Figure 3. Additional floating cone analyses were conducted to reconfirm the mine development sequence and starter pit geometries using the latest cost and recovery parameters.

The pit shell presented in Figure 3, derived from respective gold and silver prices of US$325/ounce and US$4.62/ounce, was used to guide the design of the ultimate pit. The incorporation of haul roads and pit wall smoothing were required for the development of a proper mine plan and mineable reserve estimate.

The final pit design parameters are illustrated in Table 9.

TABLE 9
PIT DESIGN PARAMETERS

Parameter	Value

Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Catch Bench Width (toe to crest):
North & West Wall	8.6 m
East Wall	10.3 m
South Wall	9.2 m
Designed Road Width	30 m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55 m
Minimum Mining Width	30 m

The only exceptions to the above criteria are the bottom four benches of the ultimate pit (Phase 3), where single-lane ramps with gradients of up to 12% are employed. As the mine approaches the end of its life, normal operational standards are frequently relaxed in order to maximize ore extraction.

The pit was divided into three phases to minimize preproduction stripping and improve pit head grades in the early years of operation as shown in Table 10. Sub-dividing the ultimate pit into smaller mining units also better distributes waste stripping over the operating life of the mine.

Table 10
SUMMARY OF FINAL MINING PHASE TONNAGES @ US$325 AU

Mining	Ore	Gold	Silver	Waste	Total	Strip
Phase	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes	Ratio

Access	50	0.68	43.1	701	751	14.02
1	10,274	0.71	25.1	11,814	22,088	1.15
2	24,443	0.60	27.5	33,171	57,614	1.36
3	26,289	0.53	20.2	28,302	54,591	1.08
Total	61,056	0.59	24.0	73,988	135,044	1.21

Table 11 shows the breakdown of the mineable reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits shown in Figure 10. All inferred material was treated as waste.

TABLE 11
MINEABLE RESERVE SUMMARY BY CLASSIFICATION @ US$325 AU

	Ore	Au	Ag	Waste	Total
Classification	ktonne	(g/t)	(g/t)	ktonne	ktonne

Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Inferred	—	—	—	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

Total mineable reserves at prices of US$325/ounce Au and US$4.62/ounce Ag are estimated at 61 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

Mining Operations

The Cerro San Project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site. Ore will be hauled directly from the pit to the leach pad via a 2 kilometre haul road. The leach pad will have the capacity for 61 million tonnes of ore and the precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant. Metal production is expected to be about 63,800 ounces of gold and 1.5 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in Years 9 and 10.

A summary of the major production, cost, and economic projections is presented in Table 12

TABLE 12
SUMMARY OF PRODUCTION, AND COST PROJECTIONS

	Open Pit Mining /
FLOWSHEET	ROM Leaching

ORE RESERVES(1)
Tonnes of Ore	61,100,000
Grade of Gold (g/t)	0.59
Grade of Silver (g/t)	24.0	g/t
Waste to Ore Ratio	1.21
Contained Gold (oz)	1,150,295
Contained Silver (oz)	47,112,000
PRODUCTION DATA
Mining Life (years)	8.3
Operating Life (years)	10 to 11
Total Recovered Au (oz)	722,000
Total Recovered Ag (oz)	16,900,000
Average Au Recovery (%)	62.8
Average Ag Recovery (%)	35.8
Average Annual Gold Production (oz)	90,500
Average Annual Silver Production (oz)	2,082,000
COST DATA(2)
Initial Capital Cost (to production)	$28,200,000
Total Capital Cost (over project life)	$32,200,000
Mining Cost per tonne of ore	$2.11
Processing Cost per tonne of ore	$0.98
G & A Cost per tonne of ore	$0.38
Total Cost per tonne of ore	$3.47
G. I.(3) Operating Cost per oz. of gold	$163
G. I. Total Cost per oz. of gold	$215

(1)	at a $325 /oz gold price and a $4.62 / oz silver price

(2)	at a $350 /oz gold price and a $5.00 / oz silver price

(3)	G. I. As defined by the Gold Institute

The Cerro San Pedro Project economics at metal prices of US$350/oz gold and US$5.00/oz silver indicate a Net Present Value (“NPV”) of US$35.7 million at a 5 percent discount rate with an 23.6 percent Internal Rate of Return (“IRR”). Figure 5 illustrates the NPV at 0% discount rate and 5% discount rate and the IRR of the project at varying gold prices. A fixed gold to silver ratio of 70 has been used.

Figure 5 - Project Economics

MSX is preparing for the start of construction activities at the Cerro San Pedro Project scheduled for the first quarter of 2004. Main site activities will include the hiring and relocation of the permanent mine staff and completion of the required pre-construction permit conditions. Based on competitive bids, contracts for mine operations and project construction have been tentatively awarded to Washington Group International and to Mextica, a subsidiary of The Industrial Company. These contracts are currently in advanced negotiations.

THE EL MORRO PROJECT

The following description of the El Morro Project is in part derived from the Knight Piésold Report. The Knight Piésold Report was prepared under the direction of Barbara A. Filas, a registered professional mining engineer, who is a “qualified person” within the meaning of NI 43-101.

Project Description and Location

Project Location

The El Morro Project comprises 21,999 ha and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (see Figure 6 below). The project is about 650 Km north of Santiago and some 80 Km east of the city of Vallenar.

FIGURE 6: EL MORRO PROJECT LOCATION MAP

Project Ownership

In September 1999, the Corporation entered into the El Morro Joint Venture Agreement with Noranda to conduct an exploration program on the El Morro Project. In February 2000 the El Morro Joint Venture Agreement was amended and provides Noranda with the opportunity to earn up to a 70% interest in the El Morro Project by making aggregate exploration and development expenditures of US$10 million over a five-year period beginning September 1999 and a payment to the Corporation by September 14, 2005 of US$10 million. Noranda is also required to complete a bankable feasibility study for the project by September 2007. Furthermore, if requested by the Corporation, Noranda has the obligation to provide 70% of the Corporation’s 30%, of the capital required to develop the project at one percentage point over Noranda’s cost of financing.

Noranda has advised the Corporation that as of December 31, 2002, it had incurred exploration and development costs on the project totaling approximately US$10 million. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either makes the US$10 million payment to the Corporation that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the El Morro Project.

Mineral Property Summary

In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

Chilean Mining concessions are of two general types: (i) the exploration concession and the exploitation concession:

In Chile, the holder of a exploration concession has the exclusive right to initiate the procedure to obtain an exploitation concession within the boundaries and during the time period of the exploration concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions through option to purchase agreements or other means.

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession.

The mining concessions comprising the El Morro Project can be divided into groups as set forth in the Table 13 below:

TABLE 13: EL MORRO PROJECT SUMMARY

Group	Concession Type	Total Hectares

Group 1
Metallica	Exploitation	1,160
Group 2
Metallica/Martin	Exploitation	305
Group 3
Noranda/Santa Julia	Exploitation	61
Group 4
BHP Chile, Inc.	Exploitation	1,849
Group 5
Metallica/Noranda Joint Venture	Exploitation	11,000
Group 6
Metallica/Noranda Joint Venture	Exploitation	12,700
Group 7
Metallica/Noranda Joint Venture	Exploitation	300

The Group 2, Group 3 and Group 4 concessions (see Table 12 above) are subject to five separate option agreements. The Group 3 concession is governed by three separate option agreements, negotiated by Noranda, which provide that, in addition to periodic payments (which have been since paid in full), the optioners will be entitled to an aggregate production bonus of US$399,999 within two years of commencement of mining on the Group 3 concessions.

The Group 2 and Group 4 concessions are subject to a 2% NSR royalty on any mining that occurs on these mining concessions.

Mineral Property Legal Issues

Ownership of nine concessions within the El Morro Project land package were in dispute with Hornitos. MML filed five separate lawsuits in August 2000 covering five concessions alleging that Hornitos furnished false survey records in its court filings, and landmarks or boundary stones were never constructed as required by law . All five lawsuits were ultimately resolved in favor of MML with Hornitos’ alleged rights to the concessions being revoked in November 2001.

MML filed four lawsuits in 2001 to annul Hornitos’ alleged ownership claims to the four disputed concessions that were not covered in the original lawsuits. During May and June 2002, the 1st Court of First Instance of Vallenar disallowed MML’s four petitions for annulment. These judgments were appealed by MML, and in March 2003, the Court of Appeals of Copiapó ruled in favour of all four annulment lawsuits filed by MML. Hornitos subsequently filed an appeal to the Supreme Court in Santiago. A ruling on one case was rendered in favour of MML in 2003. The remaining three rulings are expected during 2004. The area of conflict does not affect any of the known mineralized zones at the El Morro Project.

On April 2002, a number of non-authorized small miners (“pirquineros”) entered onto the El Morro Project area. They worked through the winter using a new access road constructed by a bulldozer. Their activities were concentrated on an area of small gold veins that does not comprise part of any inferred mineral reserves for the El Morro Project. Noranda’s representatives submitted a claim in order to resolve this situation. In August 2002, the police visited the area, gathering information, and subsequently detained 19 pick-up trucks and minerals at a treatment plant in Copiapó. Noranda and the attorney of the pirquineros held several meetings with the local authorities in order to reach a solution respecting Noranda’s rights. In October 2002, an agreement between Noranda and 64 pirquineros was executed before the local authorities, setting the following conditions:

•	Noranda would suspend the criminal process against miners who subscribed to the agreement.

•	Noranda would allow the restitution of the minerals and equipment retained by the Court

•	The miners would not go back to the project area.

•	The new access road constructed by the pirquineros would be closed.

•	Court cases would continue against any of the miners that carry on with the illegal activities.

Claims before the Court of Vallenar were pursued against pirquineros who did not sign the agreement mentioned above and who were still working at the El Morro Project. In March 2003, government officials visited the illegal mine workings and requested that Noranda destroy the mine area, citing environmental concerns, safety and liability issues. The illegal mine workings area was destroyed in late March 2003.

Environmental Permitting

For a project or activity to be environmentally evaluated, it must be submitted to CONAMA who is the authority responsible for administrating the environmental impact evaluation procedures in Chile. Both exploration and mine development projects are included in the original submission to CONAMA. The type of assessment required for each project can be either an EIA or DIA.

In broad terms, an EIA in Chile is comparable with international guidelines for an EIA and is required if there is sufficient reason for speculating that the project may produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes, via a description of the project and its surrounding environment, that the project will comply with current norms and environmental standards established by CONAMA. A DIA for the El Morro Project was filed in Copiapo before CONAMA on October 5, 2001. The scope of the permit was an advanced exploration and evaluation stage by the use of drilling for a period of the next three years. A favorable Environmental Qualification Resolution was received on December 28, 2001. There are currently no known material environmental flaws at the El Morro Project although an EIA has not been completed. In order to place the El Morro Project into production, an Environmental Impact Statement will be required to be filed and approved by CONAMA.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Morro district is located in Region III (Atacama) of northern Chile, approximately 80km east of the town of Vallenar. The district lies in the high Andes, between 3,800 and 4,250 m above sea level, and is characterized by a relatively mild relief. Permanent water flow is observed in several nearby streams, which drain either to the Copiapo River or to the Huasco River watersheds. Located to the east at the higher, international border range of plus 5,000m elevation, several permanent ice caps are present.

Access by road from Vallenar is approximately 140km and consists of a 45km long paved road up the Huasco river valley to Alto del Carmen, a 25 km long well maintained dirt road to Chanchoquin, and a 70 km narrow gravel road along La Totora creek, leads to the project.

The prevailing climate is of the high cordillera type, with freezing temperatures and moderate snowfalls during March to October and dry, cool summers. Field seasons are usually limited from October to April, depending on winter climatic conditions associated with the high altitude. Vegetation is composed of hard grass and sparse, low bushes, typical of the cold cordilleran climate. Guanacos, foxes, hares, mice, rare vicuñas and numerous cordilleran birds constitute the fauna.

A camp at the project hosts the geology personnel while drill contractors bring their own accommodations. The only human activity other than that related to the project is goat herding, which gravitates around the grass covered river valleys. Goat-cheese and dried meat is produced during the summer months. No infrastructure exists other than the access road.

The surface rights belong to the Farmer’s Community Los Huascoaltinos, who grant right of way to Noranda on a yearly basis.

History

According to the first available written information about the La Fortuna mine and other smaller workings in the area, copper/gold mining activity existed in the district sometime before 1931. It is not until the 1980’s that reference is found to “modern” exploration, by various companies.

At the El Morro Project several known zones have been the subject of prior exploration activities. These zones include the El Morro, LA Fortuna, El Negro and Cantarito.

BHP started work on the La Fortuna zone in late 1992 and by 1994 had completed exploration in the La Fortuna, El Negro and Cantarito targets, the latter an epithermal gold occurrence. A porphyry copper/gold model was interpreted for the district, however, the true potential of the La Fortuna zone was not recognized. BHP concluded that its expectations were not met in any of these areas and ceased activities by mid 1994, but maintained the claims.

Seeking a gold prospect, and based on the Cantarito epithermal gold occurrence, the Corporation joint ventured the La Fortuna area with BHP in July 1997. Following two reconnaissance campaigns carried out during years 1997 and 1998, in 1999 the Corporation staked property surrounding the La Fortuna and drilled its wholly-owned El Morro area, where porphyry type Cu-Mo-Au mineralization was intersected. The Corporation and BHP renegotiated the joint venture at La Fortuna into an option to purchase, with the Corporation as optionee.

The results attracted the attention of Noranda, who signed the El Morro Joint Venture Agreement.

Geological Setting

The El Morro district is located within a 16-kilometre wide north-south trending graben structure that was uplifted by major reverse faults. The western graben-fault could correspond to the south extension of the Domeyko fault system, the main controlling feature for the northern Chile copper porphyry belt, represented by the Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, La Escondida, El Salvador and Potrerillo mines. The El Morro-La Fortuna Cu-Au-Mo mineralization may represent the southernmost extension of the classic Chilean Oligocene porphyry copper belt, more than 300 km south of the Potrerillos district.

The basement rocks within the graben are made up of Paleozoic to Permo-Triassic crystalline and volcanic rocks. The Permo-Triassic basement rocks are strongly folded to the west, along the fault contact that thrusts these volcanic rocks on top of Jurassic red beds. To the east the Permo-Triassic rocks are covered in erosional unconformity by Triassic -Jurassic rocks. The Triassic -Jurassic sediments as well as the overlying volcanic-pyroclastic Paleocene-Eocene sequence have been intensely folded, forming overturned anticlines and synclines. In the central part of the district, all the Permian to Eocene sequences are intruded by a series of granodioritic to dioritic porphyrtic stocks and dykes, possibly Oligocene in age. Miocene, dacitic ignimbrite flows cover all the rock types described above. The ignimbrites are covered by a thick sequence of Atacama Gravels, assigned to Miocene-Pliocene age.

La Fortuna is a classic copper/gold porphyry-type deposit, the first one of this nature found in the Eocene-Oligocene Porphyry Copper Belt of northern Chile. Mineralization is related to cylindrical, multistage subvolcanic intrusions of granodioritic to dioritic composition, emplaced in a gently east dipping sequence of andesitic conglomerate, tuffs and sediments. Multistage intrusions are present at La Fortuna, related to Oligocene sub-volcanic igneous activity, which is at the origin of all the mineralized porphyries in the district.

Exploration

The overall objective of the exploration concept is the identification, delineation, and exploitation of an economic copper/gold/molybdenum porphyry bodies or clusters emplaced along the regional structural pattern. Over the history of the El Morro Project, BHP, the Corporation and Noranda have conducted extensive exploration work programs including geological mapping, geochemical sampling, and geophysical surveys. These results have been used to assist in developing the various drill campaigns. ICP drill sample characterization and metallurgical testing have also been undertaken.

Although several areas of interest on the property have been explored, two main areas of mineralization, the La Fortuna area and the El Morro area, have given the best results to date. Of these two areas, La Fortuna has given the best results and has been explored more extensively.

Mineralization

La Fortuna Area

Porphyry-type copper – gold mineralization at La Fortuna includes the typical vertical zonation, with a leached horizon, a discontinuous copper oxide zone, an enrichment zone and primary sulfides. The leached horizon is extremely variable at La Fortuna. Thicknesses of as much as 300m co-exist with places where there is hardly any, like at the Santa Julia mine (a small claim block located in the centre of the La Fortuna zone) suggesting either structural, mineralogical or lithological control of the leaching process, or a combination of these factors. Copper grades in the leached zone are usually 100 to 500 ppm.

As a general rule, where mineralized porphyry is close to surface, the leaching is not well developed and copper oxides exist, indicating lower pyrite content and better neutralizing conditions of the rock. The usual oxide minerals are atacamite, chrysocolla and minor copper wad. The thickness of the oxide zone may vary from tens of m up to 100m, with grades reaching 0.4 % Cu. Where mixed copper oxides with secondary enrichment exist, much higher grades are obtained.

Most of the drilling in the area shows secondary enrichment. The higher copper grades, reaching values of up to 2%, are seen in wallrock, near the margins of the mineralized porphyry stock, associated with strong faulting and hydrothermal breccias. Enriched values at the porphyry itself are typically in the 0.6% - 0.8 % range, although locally may reach 1% Cu. Thickness may reach 100m, but typically is in the 30m to 60m range. Fault zones favor the development of thicker enrichment. Secondary sulfide minerals are chalcocite and covellite, deposited either on chalcopyrite – pyrite or as dissemination and fracture coating.

The better grade primary copper sulfides are associated to the Granodiorite Porphyry lithology unit, together with significant amounts of gold. Sulfide mineralogy is represented by chalcopyrite, bornite and local minor amounts of covellite – chalcocite. Pyrite is subordinate. Gold was not seen, but strictly follows copper grades in an almost 1 : 1 relation (% Cu to g/t Au). Molybdenum is usually between 30 and 100ppm. The sulfides occur as fine dissemination or in quartz veinlets, but also are seen as fine sulfide veining. Grade distribution in the Granodiorite porphyry unit is laterally and vertically uniform, between 0.5 % and 0.7 % for copper and similarly for gold. Higher-grade zones exist, especially for gold, which may reach 1.4 g/t over 158m (DDHF-29).

The Feldspar – Amphibole porphyry is the other productive unit, with copper values fluctuating between 0.1% and 0.3% and similar gold (0.1 g/t – 0.3 g/t). This rock is found in a few holes and seems to outline a dykelike body on the northern limit of the mineralized area, and projecting westward, into the La Fortuna west zone.

El Morro Area

A clear zonation is observed in metal distribution, horizontally as well as vertically. A central, copper (molybdenum)–gold rich zone is surrounded by a pyritic halo and a classic vertical zonation is observed, where a leached horizon overlies an upper secondary enrichment zone and a lower primary sulfide zone. Typically, the leached horizon does not show copper oxides, although it may have higher gold values.

According to the drilling information, the sulfide zone starts with a secondary enrichment blanket between 24 and 224m thick. Arial distribution of this secondary mineralization, although detected over a wide area (500m x 1000m), is stronger at a central, oval shaped 350m x 450m zone, with a thickness varying between 100 and 230m and grade, ranging from 0.45% to 0.83% Cu.

The main secondary mineral is chalcocite, which appears disseminated or in veins, as coatings on pyrite or replacement rims on chalcopyrite, with the consequent rise in copper grades. They are usually one to two times higher than in the primary zone. Gold grades are consistently lower than in the leached horizon and molybdenum may also slightly decrease.

Below the secondary enrichment zone, weak supergene chalcocite continues for a few m, until only primary sulfides are present: pyrite, chalcopyrite and molybdenite, rare bornite and covellite. Coincident with the higher-grade zone described for secondary copper, the primary mineralization has better values below the same zone, averaging from 0.21% to 0.31% Cu, with Mo and Au values between 81 and 330 ppm and 0.02 and 0.3 ppm respectively.

Outwards, a zone of low grade primary mineralization is seen over an area in excess of 0.5 sq. km. The extent of this zone, running over 0.1% Cu, is still not well defined, although seems to be closed to the south, southeast and southwest.

In the primary sulfide zone, the copper-molybdenum mineralization occurs mostly in zoned quartz veinlets and to a lesser extent, as fine-grained dissemination throughout the rock.

Drilling

Known drilling started at the El Morro Project with the exploration campaigns carried out by BHP in 1993. Since then, a total of 43,796 m of drilling have been completed. Two types of drilling have been used, RC used mainly for broad targeting and diamond core drilling used for more systematic target evaluation. Since September 1999, all exploration drilling on the El Morro Project has been conducted by Noranda. As of December 31, 2002 Noranda had informed the Corporation that it had spent approximately US$10 million on exploration activities at the El Morro Project. A summary of drilling programs conducted on the El Morro Project is presented below in Table 14:

TABLE 14: SUMMARY OF DRILLING AT THE EL MORRO PROJECT

	Exploration Area
	La Fortuna				El Morro				Other				Total

Corporation	DDH		RDH		DDH		RDH		DDH		RDH		DDH		RDH

BHP 1993	400	(1)	1328	(6)							997	(10)	400	(1)	2325	(16)
BHP 1994	1071	(1)	768	(7)							470	(5)	1071	(7)	1247	(12)
Metallica 1999			908	(4)	500	(1)	1547	(7)			758	(6)	500	(1)	3213	(17)
Noranda 2001	1160	(4)			2949	(11)			199	(1)			4308	(16)
Noranda 2001	9385	(21)							5876	(19)			15261	(40)
Noranda 2002	8248	(16)	1538	(5)			1094	(3)	749	(3)	3842	(14)	8997	(19)	6474	(22)
Total (m)	20264		4542		3449		2641		6824		6076		30537		13259

Note:

(1)	Numbers in parenthesises in the above table represent the number of holes drilled.

An El Morro Property map with general drilling locations is presented below in Figure 6:

FIGURE 7: EL MORRO PROPERTY MAP AND DRILLING AREAS

La Fortuna Area

At the La Fortuna area, consistent but sub-economic copper and gold mineralization was encountered by BHP. During the spring of 1999, the Corporation’s initiated a drilling program at La Fortuna that consisted of four holes totaling 594 m and resulted in only anomalous metal values. In early 2000 Noranda drilled a total of five core holes on the La Fortuna area totaling 1,350 m. One hole (DDHF-04) intersected a 70-metre chalcocite enriched zone grading 1.15% copper and 0.35 g/t gold. The remaining holes encountered lesser amounts of mineralization and were mineralized at depth. In November 2000, Noranda began a second round of drilling in the La Fortuna area that included 23 holes at La Fortuna totaling 10,197 m and in a central zone of approximately 600m by 800m significant and continuous copper gold mineralization was encountered. Additional drilling showed a limited extension of primary mineralization to the north and northwest of the main central zone, however secondary enrichment results were encountered. Also, two holes drilled within the higher-grade porphyry (DDHF -39 and -41) confirmed the overall previous information. The 970m long DDHF-39 shows copper-gold mineralization from 20m to the bottom of the hole that averages 0.66% Cu and 0.53g/t gold over 950m. With the exception of DDHF-39, which was a vertical hole, diamond drill holes were generally drilled at an average inclination of 70 degrees. To determine the true vertical dimension of a 70-degree hole, the actual length should be multiplied by a factor of 0.94.

Hole DDHF-41, which was drilled to explore a low-grade porphyry dyke at depth and the possible surrounding higher grade gold zone, intersected 265m of 0.78% Cu, 1.1 g per tonne gold material between 198m and 466m.

El Morro Area

During the first quarter of 1999, the Corporation drilled seven wide-spaced reverse circulation holes to test the El Morro area. One hole, RDM-2, encountered mineralization averaging 0.64% Cu, 0.22 g/t Au and 148ppm Mo over a 192-metre interval from 76 m to 268 m. During April 1999, a 500-metre deep core hole was drilled to twin reverse circulation hole RDM-2. The copper and gold assays of the twin core hole were approximately 20% higher when compared to the reverse circulation hole.

In early 2000, Noranda completed a 4,300-metre, 16-hole drilling program on the El Morro area. On the El Morro area, Noranda drilled 11 core holes totaling 2,949m. Although Noranda’s drilling did not intercept the grades or widths of the Corporation’s discovery hole RDM-2, the drilling results did show persistent secondary copper mineralization grading in the 0.2% to 0.5% range over widths ranging from 75 to 200m. Noranda reported that the drilling intersected no intrusive porphyritic units, only rocks considered to be wall rocks to the porphyry system.

In Noranda’s 2002 drilling program at the El Morro area three new holes were drilled within the northeast portion of a projected mineralized area approximately 1,000 m in length by 400m in width. The best results were obtained in hole RDM-9 with a 48m thick enrichment zone at 0.93 % Cu and 0.59 g/t Au and 170m of primary mineralization grading 0.45% Cu and 0.27 g/t Au. This drill hole expands the zone of interest to the north of previously known mineralization.

Additional drilling was done in the several other areas to investigate geophysical targets. The results were not encouraging, and generally copper and gold assays were below 0.1% and 0.1 g/t, respectively.

Sampling, Analysis and Security of Samples

The diamond drill core samples were taken at 2m intervals from the beginning to the end of the hole and the core was then split using a mechanical splitter. One half of the 2m split core was placed in a labeled plastic bag and securely stapled with an assay ticket inside. The other half of the split core was returned to the core box. The RC drill cutting samples were collected on 2m intervals in plastic bags at the cyclone. The samples were split at the drill site, and a 4kg portion was generated for assay while the reject was stored. All samples were duly labeled according to drill hole number, metreage, and sample number.

The samples were dryed in a gas oven and then the entire sample was crushed to nominal minus 10 mesh size. The sample was then thoroughly blended and a representative sample split of approximately 250 grams was pulverized to 95 % minus 150 mesh pulverize size as the assay pulp for analysis. All crushing and pulverizing equipment was cleaned with compressed air after each sample. The crushing equipment was cleaned with quartz after every 20 samples and the pulverizer was cleaned with quartz after every 10 samples. After every 40 samples a quality control sample for sizing at both the 10 mesh crush size and the 150 mesh pulverize size were taken and evaluated.

Bondar Clegg of Coquimbo, Chile, using Gannet certified standards has completed all of Noranda’s analytical work on the project to date. The prepared pulps were assayed for total copper, silver, and gold with selected samples also analyzed for total molybdenum. The method for total copper, silver, and molybdenum was a multi-acid digestion, (HNO3-HCl-HF-HClO4), and at least a 0.5-g sample weight with atomic absorption spectrometry. The gold was fire assayed using a 50-g sample weight and AAS finish. The results for all copper and molybdenum analysis were reported in percent to three decimals, silver to two decimal places in ppm, and gold in ppm to two decimals. The analytical laboratory performed duplicate analysis on at least 10 percent of the pulp samples as chosen at random by the laboratory. The laboratory analyzed geological standards and both an analytical and a geological blank at least every 40 samples. These data were reported to Noranda on a separate quality control page with each work report.

The objective of the Noranda quality control program was to monitor and quantify the accuracy and precision of the sampling and analytical process so as to maintain a high level of confidence in the analytical results. The ultimate goal of the quality control program is to quantify the risk associated with the calculation of the average grade of the mineral deposit. Noranda’s standard procedure for advanced projects calls for submission of blanks, control samples, and duplicates (remaining half of core) in all sample batches submitted to the lab. Submission of selected pulps to a second laboratory (cross-checks), analysis of reject replicates, and collection and review of laboratory internal control samples and repeats (pulp replicates) is also undertaken. A control sample database is maintained and results are charted as difference from expected values versus sample or batch number plots (control standards), or mean versus the difference plots (duplicates, repeats, and cross-checks). The primary assay laboratory for this work was Bondar Clegg in Coquimbo. Check assay pulp duplicates were submitted to CIMM Chile and ALS Chemex in Vancouver.

Estimated Mineral Resources and Mineral Reserves

Due to the amount of drilling and geological information, the estimation of mineral resources has only been done for the La Fortuna area. The El Morro and other areas are not included in any mineral resource estimates.

The database for the estimation of resources contains assay data for 41 diamond drill holes totaling 18,793m in the modeled volume that contains data for 9,497 assays for copper, gold, and silver. Most assay intervals are 2 m with the exceptions of the first and last assay intervals and hole DDHF-01 that uses a 1m interval.

RC holes were not considered reliable enough for the model and only assay data from diamond drill holes was used. The database contains information on geology, mineralogy, mineral zones, alteration, recovery, density, geotechnical data, and assays for copper, gold and silver.

A geological block model was constructed from two sets of sections and level plans that extend from the 3,000m to the 4,200m elevation. Statistics were completed on the various 5m rock code composites and the nature of the contact between important rock codes was examined. Combining the information from the statistics and the contact relationships of the rock units, separate interpolation domains were developed.

The block model was interpolated for copper, gold and silver using an inverse distance squared algorithm, simple kriging and nearest neighbor. In order to fill most blocks given the drill spacing of 200m, a minimum search ellipse of 250m3 is necessary. Drill density drops off with depth, and the 3,400m level was chosen as the last level with sufficient information to allow interpolation. All runs required a minimum of five composites, a maximum of 16 composites, and a maximum of four composites from any one hole. These settings ensure that a block requires data from at least two drill holes to be interpolated.

Model validation was completed by plotting out level plans for the rock codes, kriged and ID2 copper, and kriged and ID2 gold on level plans showing the composite values and rocks code within each drill hole. No errors were found and interpolated values were consistent with the composite values. Results of the resource estimation are presented in Table 15.

TABLE 15: INFERRED MINERAL RESOURCES OF THE LA FORTUNA AREA

0.5% Cu Cutoff	Tonnes	Cu %	Au g/t

Mixed	10,000,000	0.75	0.33
Supergene	75,000,000	0.77	0.38
Primary	255,000,000	0.64	0.56
Total	340,000,000	0.67	0.52

0.4% Cu Cutoff	Tonnes	Cu %	Au g/t

Mixed	14,000,000	0.67	0.31
Supergene	89,000,000	0.72	0.36
Primary	362,000,000	0.58	0.54
Total	465,000,000	0.61	0.50

0.3% Cu Cutoff	Tonnes	Cu %	Au g/t

Mixed	18,000,000	0.60	0.29
Supergene	104,000,000	0.67	0.33
Primary	468,000,000	0.53	0.50
Total	590,000,000	0.56	0.46

There is also a low-grade gold resource in the leached capping, as reported in Table 16 below:

Table 16: INFERRED GOLD RESOURCE IN LEACH CAPPING

Cutoff Au g/t	Tonnes	%Cu	g/t Au

0.5	15,000,000	0.04	0.61
0.4	26,000,000	0.04	0.54
0.3	48,000,000	0.04	0.45
0.2	120,000,000	0.03	0.32

The resource is classified as inferred because of the wide spaced drilling. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

MRDI was contracted to use the kriging variance of the various interpolation domains to give any assessment of drill spacing and resource categorization. MRDI concluded that a drill spacing on the order of 100m would be required to bring the resource into the indicated category and 50m for measured.

The inferred mineral resource estimate is calculated down to an elevation of 3,400 m. One diamond drill hole, DDHF-39, continues in strong mineralization to an elevation of 3,073 m or over 325 m below the 2002 inferred resource estimate. Noranda’s 2002 inferred mineral resource estimate for the La Fortuna area has been determined in accordance with CIM definitions. The resource estimate study was conducted using Gemcom software under the supervision of qualified Noranda professionals.

Noranda, under the terms of the El Morro Joint Venture Agreement, is the project manager for the El Morro Project. Noranda’s ongoing plans and activities for 2004 and beyond have not yet been provided to the Corporation.

OTHER MINERAL PROPERTIES

In October 1997 the Corporation, through its wholly-owned subsidiary Metallica Brasil Ltda., acquired the Mara Rosa Project from a Brazilian subsidiary of Western Mining Corporation. During 1997 and through 1999 the Corporation completed an extensive geological evaluation of the Mara Rosa Project. Limited exploration was conducted on the property in 2000 and 2001 due to depressed precious metal prices. At December 31, 2001 the Corporation wrote-off its US$2.9 million investment in the Mara Rosa Project. In November 2002, as a result of improved precious metal prices, the Corporation drilled five holes at the Mara Rosa Project totalling 940m targeting gold anomalies that were previously identified on the property. The drilling results from these holes failed to encounter ore grade mineralization. The Corporation does not intend to conduct any further exploration work on the Mara Rosa Project and is actively seeking a buyer for the property.

In 2000 the Corporation initiated the MIMK Project in Chile. The purpose of the program was to identify and acquire projects similar to the El Morro Project by expanding the satellite spectra information that had been gathered over the El Morro Project. Thirty-four anomalous zones were identified in an area approximately 90km by 100km and located south and west of the El Morro Project. These anomalies were then prioritized based on size, location, geological features and availability. Fifteen of these anomalies were ultimately acquired by staking. Further evaluation and prioritization reduced the number of properties to six.

During 2002, mapping and sampling continued on the six El Morro type anomalies. As a result of this work, one of the properties was drilled, two were abandoned resulting in a write-off of US$21,000, and three were recommended for further work.

The Corporation obtained encouraging results at the Los Colorados property from its detailed mapping, sampling and an induced polarization geophysical survey. The Corporation proceeded with approximately 1,550 m of combined core and reverse circulation drilling in six widely spaced holes. Although the drilling did not intersect economic copper or gold mineralization, the data collected from the drill holes will assist the Corporation in developing a better geological understanding of the region.

Evaluation of existing, and identification of additional, El Morro type porphyry copper-gold targets will be aggressively pursued in 2003. Based on the considerable knowledge gained from the El Morro deposit and the MIMK Project, the Corporation intends to continue with its systematic evaluation of El Morro-type targets with the objective of advancing priority targets to the drilling stage. Approximately US$250,000 has been budgeted for the MIMK exploration program for 2003. This budget does not include a provision for drilling.

During 2003 the Corporation elected not to pursue additional exploration work on the Los Colorados property and two of the MIMK properties, which resulted in a write-down of US$733,250. An additional four MIMK properties were acquired by staking to date in 2003.

The Corporation intends to continue to evaluate and possibly acquire additional MIMK properties in 2004. The Corporation does not presently have plans to conduct any drilling programs on the MIMK properties in 2004.

USE OF PROCEEDS

The net proceeds to the Corporation from this Offering are estimated to be $•      . The Corporation intends to use the net proceeds of this Offering as follows:

Payment of Instalments on account of Cerro San Pedro Acquisition Debt:
Payment due on February 12, 2004	US$•
Payment due on commencement of commercial production	US$•
Development of Cerro San Pedro Project:
Capital Expenditures	US$•
Working Capital Allowance	US$•
Working capital and general corporate purposes	US$•
Total	US$•

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets forth summary financial information for the Corporation for the last three financial years ending December 31, 2002, 2001 and 2000, respectively and the nine month periods ending September 30, 2003 and 2002 prepared in accordance with Canadian generally accepted accounting principles. This information has been summarized from the Corporation’s audited financial statements for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, and unaudited financial statements for the nine month periods ended September 30, 2003 and September 30, 2002. This summary financial information should only be read in conjunction with the Corporation’s financial statements, including the notes thereto, included elsewhere in the Prospectus .

Annual Information

	Nine Months ended
	September 30		Fiscal Year ended December 31
	2003	2002
	(unaudited)	(unaudited)	2002	2001	2000
	US$	US$	US$	US$	US$

Revenue	Nil	Nil	Nil	Nil	Nil
Interest Income	63,523	48,291	64,918	69,900	152,829
Total Net Loss	2,078,800	839,405	1,320,321	3,826,026	7,596,221
Basic and Diluted Loss Per Share	0.05	0.03	0.04	0.14	0.28
Total Assets	31,163,823	17,879,671	17,491,038	14,768,856	17,474,564

	Nine Months ended
	September 30		Fiscal Year ended December 31
	2003	2002
	(unaudited)	(unaudited)	2002	2001	2000
	US$	US$	US$	US$	US$

Total Liabilities	6,343,266	316,386	403,067	464,627	563,574
Cash Dividends per Share	Nil	Nil	Nil	Nil	Nil

Quarterly Information

The selected financial information set out below is based on and derived from the unaudited financial statements of the Corporation for each of the quarters listed and is presented in US$:

	Sept 31,	Jun 31,	Mar 31,	Dec 31,	Sept 30,	June 30,
	2003	2003	2003	2002	2002	2002
	US$	US$	US$	US$	US$	US$

Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Interest Income	20,540	26,713	16,270	16,627	21,287	19,498
Total Net Loss	1,326,066	388,595	364,139	480,916	209,309	427,390
Basic and Diluted Loss Per Share	0.03	0.01	0.01	0.01	0.01	0.01

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2002	2001	2001	2001	2001
	US$	US$	US$	US$	US$

Revenues	Nil	Nil	Nil	Nil	Nil
Interest Income	7,506	7,936	14,793	17,710	29,461
Total Net Loss	202,706	3,174,120	223,746	244,274	183,886
Basic and Diluted Loss Per Share	0.01	0.11	0.01	0.01	0.01

Dividends

The Corporation has neither declared nor paid any dividends on its Common Shares. The Corporation intends to retain its earnings , if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future.

Management’s Discussion and Analysis

The following discussion and analysis of results of operations and liquidity and capital resources of the Corporation should be read in conjunction with the audited financial statements and related notes for the fiscal years ended December 31, 2002, 2001 and 2000 and the unaudited financial statements for the nine months ended September 30, 2003 and September 30, 2002, prepared in accordance with Canadian generally accepted accounting principles.

General

The Corporation’s current business activity focus is on the exploration and development of precious and base metal deposits. All costs relating to the Corporation’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Corporation elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. Management of the Corporation regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent that the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, the net income or loss of the Corporation may be volatile.

The Corporation has incurred losses in each of the last five fiscal years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Corporation will continue for at least the next two years as a result of ongoing corporate general and administrative, exploration and reclamation expenses, write-downs of mineral properties and deferred exploration expenditures. With the acquisition of Glamis’ 50% interest in the Cerro San Pedro Project subsequent to year end, the Corporation anticipates that the trend of losses may reverse if, and when, gold and silver are produced from the Cerro San Pedro Project. A number of significant events, however, must occur before commercial production at the Cerro San Pedro Project can commence, including, but not limited to, the fulfillment of certain conditions identified in its regulatory permits and financing of the anticipated development costs. Accordingly, there can be no assurance that commercial production from the Cerro San Pedro Project will be achieved or that such mining activities will be profitable.

Results of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

The Corporation reported a loss of US$2.08 million (US$0.05 per share) for the nine months ended September 30, 2003 as compared to a loss of US$0.84 million (US$0.03 per share) for the nine months ended September 30, 2002. The increase in loss of US$1.24 million in the current period is primarily due to write-downs taken on the MIMK Project and interest accretion on acquisition debt relating to the Corporation’s purchase of Glamis’ 50% interest in the Cerro San Pedro Project on February 12, 2003.

Interest income for the nine months ended September 30, 2003 increased by US$0.02 million when compared to the prior period and is due to higher invested cash balances resulting from a US$9.47 million private placement of equity securities made on March 11, 2003.

General and administrative expenses increased by US$0.19 million for the nine months ended September 30, 2003 due to a US$0.25 million newsletter marketing program distributed in the U.S., higher investor relations expenditures of US$0.01 million, higher legal expenses of US$0.01 million and higher insurance costs in the current period of US$0.01 million. These amounts were reduced by lower net payroll and employee benefits expenses of US$0.12 million in the current period resulting from management bonuses and payroll paid in the preceding period totalling approximately US$0.17 million versus nil bonuses in the current period. This was partially offset by a lower allocation of management salaries to exploration expense due to the Corporation’s focus on development activities at the Cerro San Pedro Project.

Exploration expense of US$0.15 million for the nine months ended September 30, 2003 is consistent with the prior period expense of US$0.15 million.

Interest expense of US$0.36 million for the nine months ended September 30, 2003 includes US$0.36 million of interest accretion on acquisition debt relating to the Corporation’s purchase of Glamis’ 50% interest in the Cerro San Pedro Project.

Write-down of mineral properties and deferred exploration expenditures totalled US$0.73 million for the nine months ended September 30, 2003 as compared to nil write-downs in the preceding period. The write-downs relate to three properties at the Corporation’s MIMK Project.

Income tax recovery for the nine months ended September 30, 2003 increased to US$0.03 million as compared to nil for the nine months ended September 30, 2002. The increase is primarily attributable to income taxes refundable that resulted from current period tax deductions in a foreign subsidiary.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001 and Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Since the Corporation does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Corporation’s only significant source of income is from interest earned on cash and cash equivalents. Interest income for the year ended December 31, 2002, was consistent with the preceding year. For the year ended December 31, 2001, interest income decreased to US$0.07 million from US$0.15 million for the year ended December 31, 2000. The US$0.08 million decrease was primarily due to a decline in interest rates on short-term investments. Interest income for 2003 will be higher than in 2002 due to higher average invested cash balances, the result of a US$9.59 million private placement of equity securities that closed on March 11, 2003.

General and administrative expenses for the year ended December 31, 2002, of US$0.92 million were US$0.18 million more than the 2001 expenditures of US$0.74 million. The increase was primarily attributable to the cost of management bonuses, including payroll, totaling US$0.17 million in 2002 versus nil bonuses in 2001. General and administrative expenses for the year ended December 31, 2001, of US$0.74 million were consistent with 2000 expenditures of US$0.72 million.

Exploration expenses for the year ended December 31, 2002, were US$0.25 million as compared to US$0.20 million for 2001. The Corporation conducted a five-hole 1,000 metre drilling program to test new targets at its Mara Rosa Project in 2002 versus no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately US$0.07 million and is the primary reason for the US$0.05 million increase in exploration expenses in 2002. Exploration expenses of US$0.20 million for the year ended December 31, 2001 were consistent with 2000 expenditures of US$0.21 million. The Corporation has budgeted US$0.31 million for grass-roots exploration activities in 2003.

The Corporation incurred reclamation and property closure costs relating to its Mara Rosa Project of US$0.20 million for the year ended December 31, 2002, as compared to US$0.05 million for 2001. The increase of US$0.15 million is primarily attributable to cost overruns and delays in the Corporation’s closure of the Mara Rosa Project to allow for completion of a 2002 drilling program at the Mara Rosa Project. The Corporation increased its estimated liability for reclamation and property closure costs on the Mara Rosa Project at December 31, 2001, by US$0.05 million. This resulted in a charge to operations of US$0.05 million for the year ended December 31, 2001. The Corporation did not incur any reclamation or property closure costs in 2000.

The Corporation abandoned three of the six exploration properties making up the MIMK Project in 2003 resulting in a write-down of mineral properties and deferred exploration expenditures totalling US$0.02 million in 2002. At December 31, 2001, the Corporation elected to write-off the US$2.89 million carrying value of its Mara Rosa Project. The Corporation will continue its efforts to joint venture or sell the Mara Rosa Project in 2003. At December 31, 2000, due to low precious metal prices, the Corporation wrote-down the carrying value of its Cerro San Pedro project by US$6.67 million to the then estimated value of the project’s undiscounted future net cash flows of US$10.86 million.

The Corporation sold its investment in Cambior common shares in 2000, which resulted in a loss on sale of marketable securities of US$0.14 million for the year ended December 31, 2000. There were no sales of marketable securities in 2002 or 2001.

Liquidity and Capital Resources

Nine Months Ended September 30, 2003 Compared to Year Ended December 31, 2002

The Corporation’s cash and cash equivalents increased by US$0.29 million for the nine months ended September 30, 2003 as compared to an increase in cash and cash equivalents for the nine months ended September 30, 2002 of US$2.42 million. The US$2.13 million decrease in cash inflows is attributable to an increase in net proceeds from the issuance of shares totalling US$5.71 million, reduced by payments to Glamis in the current period to acquire Glamis’ 50% interest in the Cerro San Pedro Project totalling US$6.92 million, and reduced by an increase in spending on the Corporation’s mineral properties in the current period of US$0.83 million.

The Corporation had a working capital deficit of US$(1.19) million at September 30, 2003 as compared to working capital of US$4.40 million at December 31, 2002. The decrease in working capital at September 30, 2003 of US$5.59 million primarily results from acquisition debt at September 30, 2003 of US$5.87 million that relates to the Corporation’s purchase of Glamis’ 50% interest in the Cerro San Pedro Project and is due on February 12, 2004. In the event that the Corporation does not have the financial ability to make this payment, the purchase agreement provides that this payment can be made in common shares of the Corporation. As a result, management believes that the Corporation’s September 30, 2003 cash balance of US$4.81 million is sufficient for it to fund limited development activities at the Cerro San Pedro Project and its ongoing exploration, and general and administrative expenditures for at least the next year.

On February 12, 2003, the Corporation purchased Glamis’ interest in MSX, for payments totalling US$18 million, adjusted for 50% of MSX’s working capital as described in Notes 3(a)(II) and (III) to the consolidated financial statements of the Corporation included in this Prospectus. With this purchase, the Corporation acquired a 100% interest in MSX. The Corporation paid US$2 million at closing and a US$5 million payment on August 12 , 2003, and another US$6 million payment is required to be made in cash or Common Shares prior to February 12, 2004. In addition, the Corporation is required to make a US$2.5 million payment upon commencement of commercial production and a final payment of US$2.5 million one year after commencement of commercial production.

On March 11, 2003, the Corporation closed a private placement for 10.1 million units at a price of $1.50 per unit for gross proceeds of $15.1 million. Each unit consisted of one Common Share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of $2.00 for a period of two years to March 11, 2005. Proceeds from the private placement were used to make the US$5 million Cerro San Pedro Project acquisition payment due on August 12, 2003 and to fund initial development activities at the Cerro San Pedro Project.

The Corporation capitalized mineral property and deferred exploration expenditures totalling US$13.91 and US$0.70 million for the nine months ended September 30, 2003 and 2002, respectively. The US$13.21 million increase is primarily due to the Corporation’s purchase of Glamis’ 50% interest in the Cerro San Pedro Project in February 2003 which resulted in an acquisition fair value of US$12.42 million being capitalized to mineral properties and deferred exploration expenditures in the current period, and an increase in development expenditures at the Cerro San Pedro Project in 2003 of US$0.98 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The Corporation relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the

Corporation to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favourable terms. Furthermore, there is no assurance that the Corporation will be able to obtain new properties or projects, or that they can be secured on favourable terms. For the years ended December 31, 2002 and 2001, the Corporation received net proceeds of US$4.08 million and US$1.20 million, respectively, from the sale of equity securities.

At December 31, 2002, the Corporation had working capital of US$4.40 million as compared to US$2.32 million at December 31, 2001. The increase of US$2.08 million is primarily attributable to a private placement financing of US$4.05 million in April 2002 less expenditures on mineral properties and deferred exploration totalling US$0.89 million and cash flows used in operating activities totalling US$1.23 million.

As of December 31, 2002, the Corporation had capitalized mineral property and deferred exploration expenditures totalling US$12.59 million. This amount includes US$10.98 million relating to the Cerro San Pedro Project, of which US$0.38 million and US$0.79 million were capitalized in 2002 and 2001, respectively, for project development activities. These amounts were reduced by the Corporation’s 50% share of Glamis’ equity contributions to MSX of US$0.06 million and US$0.98 million for 2002 and 2001, respectively. The Corporation was not required to match Glamis’ equity contributions; therefore, the Corporation’s 50% share of Glamis’ equity contributions has been allocated as a reduction to mineral property and deferred exploration expenditures. Capitalized expenditures relating to the El Morro Project totalled US$1.04 million at December 31, 2002, and included US$0.08 and US$0.02 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The majority of exploration expenditures relating to the El Morro Project are being incurred by Noranda, pursuant to its earn-in requirement as described below. The MIMK Project reflected capitalized costs totalling US$0.57 million at December 31, 2002, and included US$0.42 and US$0.07 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The Mara Rosa Project was written off at December 31, 2001; therefore, there were no costs capitalized on the project in 2002. In 2001, US$0.28 million was capitalized on the Mara Rosa Project.

Additional expenditures were made on the Corporation’s Cerro San Pedro Project and El Morro Project by its joint venture partners pursuant to earn-in requirements. Expenditures by the Corporation’s joint venture partners totalled approximately US$4.5 million and US$5.5 million for the years ended December 31, 2002 and 2001. The Corporation’s partner on the El Morro Project, Noranda, is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One earn-in requirement is that the joint venture partner must make a US$10 million payment to the Corporation by September 2005. If, and when, the US$10 million payment is made, the Corporation will be required to fund its 30% share of future exploration expenditures at the El Morro Project.

Outlook

The Corporation’s focus continues to be the development of the Cerro San Pedro Project. Approximately US$ 2.0 million has been budgeted for initial development activities in 2003, with US$1.28 million having been incurred in the first nine months of 2003. The Corporation has completed its review of project construction and contract mining proposals, and is in negotiations for definitive contracts. Commencement of project construction is contingent upon the Corporation’s ability to obtain adequate financing.

Noranda is required to fund all exploration costs at the El Morro Project until such time as it makes US$10.0 million earn-in payment to the Corporation, which is due no later than September, 2005. Once this payment is made, the Corporation will be required to fund its 30% share of ongoing exploration costs, if any, associated with the El Morro Project subject to the Corporation’s one time election to have Noranda provide for 70% of the Corporation’s required 30% contribution to capital costs incurred on the development of the El Morro Project. The Corporation was informed by Noranda that it intends to spend approximately US$1.0 million on the El Morro Project in 2003. Noranda’s ongoing plans and activities for 2004 and beyond have not yet been provided to the Corporation. See “The El Morro Project”.

SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Preference Shares , of which as of the date hereof there are 42,999,584 Common Shares issued and outstanding and no Preference Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to one vote for each share held, and shall be entitled to dividends as and when declared by the Board of Directors. Holders of Common Shares are entitled on liquidation, dissolution or winding-up of the Corporation to receive such assets of the Corporation as are distributable to the holders of the Common Shares. All of the Common Shares are fully paid and non-assessable.

Preference Shares

The Preference Shares may be issued in one or more series. The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation rank on parity with the Preference Shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Preference Shares. The directors shall determine the conversion, exchange, reclassification or redemption rights attached to the Preference Shares. Except as otherwise provided in the Canada Business Corporations Act, the holders of Preference Shares shall not be entitled to receive notice of or to attend or vote at any meeting of the shareholders except meetings called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of its undertaking or substantial part. As of the date of this Prospectus, no series of Preference Shares have been designated by the directors or issued.

Shareholder Rights Plan

The Corporation has issued Rights pursuant to the Rights Plan, which is governed by the Shareholder Rights Plan Agreement. The objectives of the Rights Plan are to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

One Right has been issued by the Corporation in respect of each Common Share which is currently outstanding, and one Right will be issued in respect of each Common Share of the Corporation issued during the balance of the term of the Rights Plan (which term expires March 19, 2005) prior to the Separation Time. Until the Separation Time (or the earlier termination or expiration of the Rights), Rights are evidenced by the certificates representing the Common Shares of the Corporation and are transferable only together with the associated Common Shares. From and after the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”), together with a disclosure statement prepared by the Corporation describing the Rights, will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time.

For purposes of the Rights Plan, the Separation Time is the close of business on the eighth business day after the earlier of: (i) the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined in the Rights Plan); and (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence a take-over bid (other than a take-over bid which qualifies as a Permitted Bid under the Rights Plan). A person becomes an Acquiring Person for purposes of the Rights Plan when that person acquires beneficial ownership of 20% or more of the Corporation’s outstanding Common Shares and any other shares in the share capital or any voting interest of the Corporation entitled to vote generally on the election of directors.

Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the exercise price of $6.00, subject to adjustment and certain anti-dilution provisions. The Rights are not exercisable until the Separation Time. If a person becomes an Acquiring Person (other than pursuant to a Permitted Bid), each Right will entitle the registered holder to receive, upon payment of the exercise price of $6.00, Common Shares of the Corporation having an aggregate market price equal to $12.00.

For purposes of the Rights Plan, a Permitted Bid is a take-over bid made by way of a take-over bid circular and which complies with the following additional provisions:

(a)	the take-over bid is made to all holders of record of voting shares wherever resident as registered on the books of the Corporation, other than the offerer;

(b)	the take-over bid contains, and the take-up and payment for the securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(i)	no voting shares shall be taken-up or paid for pursuant to the take-over bid (A) prior to the close of business on the date which is not to be less than 45 days following the date of the take-over bid and (B) unless at the close of business on that date, the voting shares deposited or tendered pursuant to the take-over Bid and not withdrawn constitute more than 50% of the voting shares outstanding which are held by independent shareholders;

(ii)	unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time prior to the close of business on the date of the first take-up of or payment for voting shares;

(iii)	any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv)	if more than 50% of the voting shares held by independent shareholders are deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid shall remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

Units

Each Unit consists of one Common Share (referred to herein as a Unit Share) and one-half of one Warrant. Units are being offered at the Offering Price of $• per Unit. See “Share Capital-Common Shares”

Warrants

The Warrants will be issued pursuant to the Warrant Indenture.

Each Warrant will entitle the holder to purchase one Common Share at a price of $• per share for a period of 5 years from the Closing. The holder of a Warrant will not constitute the holder thereof a shareholder of the Corporation, nor will it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a Warrant in accordance with its terms. The Warrant Indenture will contain provisions to the effect that, in the event of any reclassification of the Common Shares into other shares, or if the Corporation shall pay a stock dividend upon its outstanding Common Shares, or in the case of a consolidation, amalgamation or merger of the Corporation with or into another company, or any other capital reorganization of the Corporation not covered by the foregoing or any sale of the properties and assets of the Corporation as (or substantially as) an entirety, adjustments will be made in the number of Common Shares to which the holder would be entitled to receive on any exercise of the Warrants and the exercise price thereof.

CONSOLIDATED CAPITALIZATION

The following table summarizes changes in the Corporation’s capitalization since December 31, 2002 and after giving effect to the Offering.

Amount
		Amount	outstanding as of	Amount
	Amount	outstanding as of	the date of this	Outstanding
Designation of	Authorized or to	December 31,	Prospectus	Following
Security	be authorized	2002(1)	(Unaudited)	Offering
Common Shares	Unlimited	US$43,068.285	US$52,873,882	•
		(32,449,167 shares)	(42,969,584 shares)
Preference Shares	Unlimited	nil	nil	nil

Notes:

(1)	Based upon the audited financial statements for the year ended December 21, 2002.

OPTIONS TO PURCHASE SECURITIES

The Corporation has granted a number of stock options and issued a number of convertible securities pursuant to which up to 8,294,958 Common Shares may be issued in the future. The following is a brief summary of these stock options and convertible securities.

The Corporation administers the grant of options under the Stock Option Plans. The Plans allow for the grant of incentive stock options to any employee or insider of the Corporation or any of its subsidiaries and any other person or company engaged to provide ongoing management or consulting services to the Corporation. A maximum of 5,000,000 Common Shares may be issued after April 29, 2003 pursuant to the Stock Option Plans. Options to purchase a total of 2,853,583 Common Shares have been granted and are outstanding under the Plans as of October 30, 2003.

Options granted under the Stock Option Plan are non-assignable and will have an exercise price of not less than the closing price of the Common Shares on the trading day immediately preceding the date on which the option is granted on any exchange on which the Common Shares may be listed from time to time. In the event that the Common Shares are not listed on any exchange, the exercise price shall be the fair market value as determined by the Board of Directors in its sole discretion. The options will be exercisable for a period not to exceed ten years. Subject to increase by the Board of Directors and the receipt of all necessary approvals the maximum aggregate number of Common Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all options granted under this Plan shall not exceed 5,000,000 Common Shares. The aggregate number of Common Shares issued to any person, including an insider, shall not exceed 5% of the total number of Common Shares then outstanding. Options shall expire within 90 days of a holder ceasing to be a service provider of the Corporation, otherwise than by death. In the event of death of an optionee, options are exercisable by the estate for a period of 12 months from the date of the optionee death.

The following is a summary of options which have been granted to service providers of the Corporation, which were outstanding as of September 30, 2003, except as otherwise noted:

	Number of
Class of Optionee	Common Shares	Date of	Exercise	Expiry	Market Price at
(Number of Optionees in Class)	Under Option	Grant	Price	Date	Date of Grant

Executive officers and past executive offers as a group (5)	150,000	20/04/95	$0.85	20/04/05	$0.85
	25,000	21/09/95	$2.87	21/09/05	$2.87
	133,333	16/03/99	$1.11	16/03/04	$1.11
	300,000	18/08/99	$0.70	08/11/04	$0.70
	51,000	18/05/00	$0.45	18/05/05	$0.45
	580,000	07/06/01	$0.83	07/06/06	$0.83
	87,500	10/01/02	$1.39	10/01/07	$1.39
	500,000	12/03/03	$1.32	12/03/08	$1.32

Directors and past directors who are not also executive officers as a group (4)	60,000	14/01/94	$0.50	14/01/04	$0.50
	75,000	21/11/95	$2.87	21/09/05	$2.87
	100,000	16/03/99	$1.11	16/03/04	$1.11
	63,000	18/05/00	$0.45	18/05/05	$0.45
	106,250	07/06/01	$0.83	07/06/06	$0.83
	100,000	12/03/03	$1.32	12/03/08	$1.32
	37,500	03/06/03	$1.20	03/06/08	$1.20

Executive officers and past executive officers of subsidiaries (1)	75,000	15/04/03	$1.39	15/04/08	$1.39
Directors and past directors who are not also executive officers of subsidiaries (None)	N/A	N/A	N/A	N/A	N/A
Employees and past employees excluding executive officers as a group (2)	90,000	12/03/03	$1.32	12/03/08	$1.32
Employees and past employees excluding executive officers of subsidiaries (2)	30,000	28/11/03	$2.11	28/11/08	$2.11
	30,000	15/04/03	$1.39	15/04/08	$1.39
Consultants as a group (5)	10,000	20/04/95	$0.85	20/04/05	$0.85
	25,000	12/03/03	$1.32	12/03/08	$1.32
	150,000	15/04/03	$1.39	15/04/08	$1.39
	75,000	28/05/03	$1.25	28/05/08	$1.25
Total – Stock Options	2,853,583

The following is a summary of convertible securities which are outstanding as of the date of the Prospectus.

	Number of
	Common Shares
	under Convertible		Exercise
Convertible Securities	Securities	Date of Issue	Price	Expiry Date

Warrants(1)	5,050,000	March 11, 2003	$2.00	March 11, 2005

	Number of
	Common Shares
	under Convertible		Exercise
Convertible Securities	Securities	Date of Issue	Price	Expiry Date

Compensation Warrants(1)	391,375	March 11, 2003	$1.50	March 11, 2004
Total Convertible Securities	5,441,375

Notes:

(1)  These securities were issued in connection with a private placement financing completed on March 11, 2003.

PRIOR SALES

Prior Sales

The following table sets forth the details of all issuances or sales of Common Shares by the Corporation within the twelve months prior to the date hereof:

		Aggregate
	Description of	Number of		Price Per
Date of Issuance or Sale	Transaction	Shares Issued	Type of Shares	Share

March 11, 2003	Private Placement	10,100,000	Common Shares	$1.50

Stock Exchange Prices

	Low (in $)	High (in $)	Volume Traded

For the Period Ending October 29, 2003	2.03	2.39	2,614,592
For the Month Ending:
September 30, 2003	1.76	2.50	5,730,587
August 31, 2003	1.46	1.87	1,536,915
July 31, 2003	1.10	1.57	2,892,082
For the Quarter Ending:
June 30, 2003	1.15	1.55	4,591,236
March 31, 2003	1.05	1.79	5,058,681
December 31, 2002	1.00	1.75	1,789,053
September 30, 2002	0.93	1.75	654,140
June 30, 2002	1.20	2.20	5,820,881
March 31, 2002	1.15	2.15	4,975,039
December 31, 2001	1.00	1.45	1,040,819

PRINCIPAL SHAREHOLDERS OF SECURITIES

To the knowledge of the directors and officers of the Corporation, as of the date of this Prospectus no person beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the votes attached to the currently issued and outstanding Common Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, position held with the Corporation, principal occupation within the five preceding years and number of shares beneficially owned by each person who is a director and/or executive officer of the Corporation. The statement as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date of the Prospectus.

			Number of Common Shares
Name and			Beneficially Owned Directly or
Municipality of		Director	Indirectly or Over Which Control
Residence	Position with the Corporation	Since	or Direction is Exercised

Craig J. Nels en(2) Centennial, Colorado	Chairman, Director	1994	450,000
Richard J. Hall Centennial, Colorado	President, Chief Executive Officer and Director	1999	418,659
Denis M. Marsh(1)(2) Toronto, Ontario	Director	1994	50,000
J. Alan Spence(1)(2) Toronto, Ontario	Director	1994	20,000
Ian A. Shaw(1)(3) Toronto, Ontario	Director	1994	20,000
Oliver Lennox-King(3) Toronto, Ontario	Director	1998	50,000
Fred H. Lightner Centennial, Colorado	Senior Vice-President, Chief Operating Officer and Director	1999	144,911
Bradley J. Blacketor Lone Tree, Colorado	Vice-President-Chief Financial Officer and Secretary	N/A	7,124

Notes:

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

The directors of the Corporation are elected by the shareholders at each annual meeting and typically hold office until the next annual meeting at which time they may be re-elected or replaced.

The articles of incorporation of the Corporation permit the directors to appoint directors to fill any casual vacancies that may occur on the Board of Directors. The articles also permit the directors to add additional directors to the Board of Directors between successive annual meetings so long as the number appointed does not exceed more than one-third of the number of dir ectors appointed at the last annual meeting. Individuals appointed as directors to fill casual vacancies on the Board of Directors or added as additional directors hold office like any other director until the next annual meeting at which time they may be re-elected or replaced.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology and has been involved in exploration and mining for over 28 years. From January, 1991 to January, 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a director of the Corporation from January, 1994 through March, 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Corporation but continues to serve as Chairman and a director of the Corporation. Mr. Nelsen is currently the Executive Vice-President of Exploration of Gold Fields Ltd., an international gold mining company.

Richard J. Hall holds both Bachelors and Masters Degree in Geology, and a Masters in Business Administration degree, all from Eastern Washington University. Mr. Hall has over 30 years of experience in the mining industry and has previously held senior management positions with Dayton Mining and Pegasus Gold. From July 1995 to June 1999 he was the Senior Vice President, Exploration and Corporate Development of Dayton Mining. He was also a Director of Dayton Mining from its inception in 1987 to mid 1998. From March 1987 to July 1995 he held several different senior management positions in corporate development with Pegasus Gold. Mr. Hall was appointed President and Chief Executive Officer, and director of the Corporation on November 8, 1999.

Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 28 years of experience in the mining industry. Mr. Shaw worked with Sherritt Inc. (1975-1986), and Curragh Inc. (1986-1993). Since 1993, as Managing Director of Shaw and Associates, he has provided financial management services to emerging smaller public companies in the mineral exploration and mining business. He is currently Vice President , Finance of Defiance Mining Corporation, an officer of Pelangio Mines Ltd., an officer of and representative of Weda Bay Minerals Inc. in Toronto, and a Director of Mexgold Resources Inc. Mr. Shaw was formerly the Secretary and Treasurer of the Corporation, and is currently a director of the Corporation, which position he has held since January 1994.

Denis M. Marsh is a Chartered Financial Analyst and has worked in the Canadian investment industry over the past 34 years. Most of his experience has been as an investment analyst for both investment dealers and investment counselors. His analytical experience encompasses a wide range of disciplines, including the mining industry. Mr. Marsh was a Vice-President (November 1983 – April 1994) and a Senior Vice-President and Director (since 2001) of Beutel, Goodman & Company Ltd., a Canadian investment counsellor and a director of the Corporation since January 1994.

J.     Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration from Columbia University. He has been involved in mineral exploration and development for over 39 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence was a director of Canuc Resources from 1987 to 1997; a director of Consolidated Nevada Goldfield Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a director of the Corporation since January 1994.

Oliver Lennox-King has been a director of the Corporation since May 1998, and was previously a director of the Corporation from January 1994 until February 1997. Mr. Lennox-King holds a Bachelor of Commerce degree and has over 26 years experience in the mineral resource industry in positions ranging from administration to metal marketing to financial analysis. Since February 1997, Mr. Lennox-King has been the Chairman of Southern Cross Resources Inc., a uranium mining company listed on the TSX. Prior to February 1997, Mr. Lennox-King was the President of Tiomin Resources Inc. (July 1992 to January 1997), and the Chairman of Pangea Goldfields Inc. (January 1994 to January 1997). From 1988 to 1992, Mr. Lennox-King was a Vice-President of Midland Walwyn Inc., a Canadian investment dealer. Mr. Lennox-King is also a director of Dumont Nickel Inc (since 1991), Tiomin Resources Inc. (since July 1992), CGX Energy (since 1997) and Unisphere Waste Conversion (since 2002).

Fred H. Lightner holds a Metallurgical Engineering degree from the Colorado School of Mines. He has over 33 years of experience in mine development and project management, including senior management positions with Wharf Resources Ltd., Pegasus Gold Company, Tenneco Minerals Co. and Asarco Inc. He was appointed Vice President of Operations for the Corporation in September 1996 and was appointed Chief Executive Officer and director of the Corporation in March 1999. Mr. Lightner resigned as Chief Executive Offic er of the Corporation in November 1999 and was re-appointed Senior Vice President and Chief Operating Officer. Mr. Lightner has been a director of the Corporation since March 1999.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration from Indiana University and an MBA from Colorado State University. He is also a Certified Public Accountant. He has over 20 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (July 1991 to April 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (July 1988 to July 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (November 1983 to July 1988). He was appointed Chief Financial Officer and Secretary for the Corporation in April 1997.

As of the date of this prospectus the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, a total of 1,160,694 Common Shares, representing approximately 2.7% of the issued and outstanding Common Shares

EXECUTIVE COMPENSATION

Summary Compensation

SUMMARY COMPENSATION TABLE

					Long-Term
					Compensation
	Annual Compensation				Awards

				Other Annual	Securities Under
		Salary	Bonus	Compensation(1)	Options Granted
Name and Principal Position	Year	(US$)	(US$)	(US$)	(#)

Richard J. Hall	2002	$116,533	$55,000	$5,808	Nil
President & CEO	2001	$110,000	Nil	$5,250	75,000
	2000	$110,000	Nil	$17,608 (2)	Nil
Fred H. Lightner	2002	$110,950	$52,500	$5,548	Nil
Senior VP & COO	2001	$105,000	Nil	$5,250	297,500
	2000	$105,000	Nil	$5,250	Nil
Bradley J. Blacketor	2002	$100,384	$47,500	$5,019	87,500
CFO & Secretary	2001	$95,000	Nil	$4,750	125,000
	2000	$95,000	Nil	$7,849	30,000

(1)	Contributions to 401(k) retirement plan.

(2)	Non-deductible moving expenses of $12,566 incurred by Mr. Hall relating to relocation to Denver and $5,042 contribution to 401(k) retirement plan.

Long Term Incentive Plans

The Corporation has not had and does not currently have any long term incentive plans , and has not granted any stock appreciation rights.

Options Granted During the Most Recently Completed Financial Year

During the Corporation’s most recently completed financial year the following stock options were granted to the Named Executive Officers.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR

		% of Total		Market Value of
	Securities	Options		Securities
	Under	Granted to		Underlying
	Options	Employees in	Exercise or Base	Options on the
	Granted	Financial	Price	Date of Grant
Name	(#)	Year	($/Security)	($/Security)	Expiration Date

Richard J. Hall,	nil	0%	—	—	—
President and CEO
Fred H. Lightner,	nil	0%	—	—	—
Senior VP and COO
Bradley J. Blacketor	87,500	100%	$1.39	$1.39	Jan. 10, 2007
CFO & Secretary

No options were re-priced during the most recently completed financial year.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END
OPTION VALUES

					Value of Unexercised in-the-
	Securities	Aggregate	Unexercised Options at		Money Options at
	Acquired	Value	December 31, 2002		December 31, 2002
	on Exercise	Realized	(#)		($)

Name	(#)	(Cdn$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard J. Hall	Nil	Nil	350,000	25,000	$165,000	$9,000
President & CEO
Fred H. Lightner	Nil	Nil	398,333	99,167	$87,400	$35,700
Senior V.P. & COO
Bradley J. Blacketor	Nil	Nil	167,500	100,000	$54,200	$15,000
CFO & Secretary

Employment Agreements

The Corporation has entered into employment contracts with each of its three executive officers: Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Chief Financial Officer and Secretary. The respective current salaries under these contracts are US$121,000, US$115,500 and US$104,500. The contracts are for two or three-year terms with various expiration dates, but will remain in effect subsequent to the initial term unless a minimum of six months notice is provided by either party. The contracts provide that in the event that following a change of control, (as defined therein), the Corporation terminates the employment of the executive officer other than for cause, or the executive officer resigns from his employment within six months following a change of control, then the Corporation shall pay to the executive officer a lump sum amount equal to three times the executive officers annual salary then in effect.

Retirement Plan

Since 1997, the Corporation has sponsored the Retirement Plan. The Retirement Plan is available to all permanent U.S. based employees. The purpose of the Retirement Plan is to enable the Corporation’s employees to make tax deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with the Corporation, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Corporation on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S. based employees of the Corporation and its affiliates may elect to defer up to 15% of their compensation, subject to statutory dollar limits, by way of payroll deductions (“employee contributions”). The Corporation also contributes an amount of Common Shares of the Corporation, equal to one-half of the particular employee’s contribution, to a maximum of 5% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Corporation contributes 4% of the employee’s compensation, in the form of Common Shares of the Corporation, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation (being the maximum allowable contribution), the Corporation contributes 5% of that employee’s compensation, in the form of Common Shares of the Corporation, to the Retirement Plan. The employee contributions vest in respect of the Corporation’s contributions upon completion of three years employment with the Corporation or its affiliates. At the Corporation’s annual general meeting of shareholders held on June 7, 2001, the shareholders approved the issuance of up to 300,000 Common Shares to satisfy the Corporation’s obligations as to employer matching contributions under the Retirement Plan.

The Corporation has not set aside or accrued any funds for pension, retirement, or similar benefits.

Compensation of Directors

The directors are not compensated for their attendance at directors or shareholders meetings. However, at the time of joining the board of directors and periodically thereafter, directors are granted incentive stock options, with the intent of providing a long-term ownership perspective on the Corporation. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm’s length parties. No cash remuneration was paid during the year ended December 31, 2002 to any of the other directors in their capacity as directors, except for reimbursements of “out of pocket” expenses incurred in connection with attendance at such meetings.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning all directors, senior officers or executive officers of the Corporation who are or were indebted to the Corporation during the fiscal year ending December 31, 2002. The aggregate amount of such indebtedness was US$100,000.

Financially
		Largest	Amount	Assisted
		Amount	Outstanding as	Securities
		Outstanding	of the date of	Purchases
Name and Principal	Involvement of	During 2002	this Prospectus	during 2002	Security for
Position	Corporation	(US$)	(US$)	(#)	Indebtedness

Richard J. Hall, President, CEO Š Director	Loan by Corporation	$100,000	Nil	Nil	Real estate

PLAN OF DISTRIBUTION

Units

The Corporation, through the Agents, is offering • Units at the Offering Price of $• per Unit for aggregate gross proceeds of $• . The Closing will take place on a day determined by the Agents and the Corporation (referred to herein as the Closing Date), which day will be on or before January 31, 2004. If the Offering is subscribed for prior to the Closing Date, then subject to the terms of the Agency Agreement, all subscription proceeds deposited with the Agents will be delivered to the Corporation at the Closing.

Pursuant to the Agency Agreement, the Corporation has engaged the Agents as its exclusive agents for the purposes of the Offering. The Agents, on behalf of the Corporation, hereby offer for sale to the public under this Prospectus, the Units to be issued and sold under the Offering at the Offering Price, subject to prior sale if, as and when issued. The Offering Price was established through negotiation between the Corporation and the Agents. The Agents have agreed to use their best efforts to secure subscriptions for the Units offered pursuant to the Offering in the Offering Jurisdictions . The Corporation has granted to the Agents the Over-Allotment Option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to • additional Units, at the Offering Price. This Prospectus qualifies the distribution of the Units to the Subscribers in the Offering Jurisdictions (including for greater certainty, any Units issued upon exercise of the Over -Allotment Option). The Agents may, in connection with the Offering and in their discretion, retain Selling Firms as sub-agents and may receive subscriptions for Units from such Selling Firms. The Agents are not obligated to purchase any of the Units in connection with the Offering.

Pursuant to the terms of the Agency Agreement, the Corporation has agreed to pay the Agents a cash fee, which will be equal to five percent (5%) of the aggregate gross proceeds received by the Corporation from the sale of the Units pursuant to the Offering.

The Corporation has also agreed to pay the Agents’ expenses in connection with the Offering, including legal expenses not to exceed $80,000 plus disbursements and GST and the Agents’ other reasonable out-of-pocket expenses.

The Agency Agreement provides that, upon the occurrence of certain events or at the discretion of the Agents on the basis of its assessment of the state of financial markets, the Agents may terminate the Offering and the obligations of Subscribers to purchase the Units will then cease. The Corporation must fulfill all legal requirements to enable the distribution of the Units, by no later than January 31, 2004 or such later date as may be agreed upon in writing between the Agents and the Corporation.

The Agency Agreement provides that in the event the Offering is not completed by reasons of the Corporation completing another form of corporate transaction, the Corporation will pay to the Agents at the time of announcement of such a transaction a fee of: (i) $250,000 plus GST in the event the Offering is terminated prior to commencement of the roadshow; (ii) $500,000 plus GST in the event the Offering is terminated during the roadshow; and (iii) $1,000,000 plus GST in the event the Offering is terminated following completion of the roadshow and the Corporation has been presented, by the Agents, with subscriptions for Units amounting to gross proceeds of $40 million.

The Corporation has agreed that, without the prior written consent of the Agents, it will not, during the period ending 90 days after the Closing Date, offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

The Units offered hereby have not been and will not be registered under the U.S. Securities Act, as amended, and may not be offered or sold within the U.S. or to U.S. Persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act. The Agents have agreed not to offer or sell the Units within the U.S. or to U.S. Persons without registration under the U.S. Securities Act and applicable state securities laws except pursuant to an applicable exemption from registration. In addition, until 40 days after commencement of the Offering, an offer or sale of the Units in the U.S. by any dealer, whether or not participating in the Offering, may violate the registration provisions of the U.S. Securities Act unless made in compliance with an exemption from registration under the U.S. Securities Act. The Units will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act if sold in the U.S. under these circumstances.

Subscriptions will be received for the Units offered hereby subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time. Upon rejection of a subscription, or in the event that the Offering is not completed within the time required, the subscription price and the subscription will be returned to the Subscriber forthwith without interest or deduction.

RISK FACTORS

An investment in the Units should be considered a speculative investment involving a high degree of risk and investors should carefully consider all of the information disclosed in the Prospectus prior to making an investment in the Corporation. In addition to the information set out elsewhere in the Prospectus, the following are risks related to the Corporation and its business:

No Current Production at Mineral Properties; Possible Inability to Obtain Additional Funding. Exploration for minerals is a speculative business necessarily involving a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the expenditures made by the Corporation on its mineral properties will result in discoveries of commercial quantities of ore or that such properties will become future mines. If the Corporation’s exploration efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Corporation’s programs are successful, additional funds may be required to develop an economic ore body and to place it into commercial production. Although the Corporation has sufficient cash balances to satisfy the required initial cash payments to Glamis in respect of the Cerro San Pedro Project, there is no assurance that the Corporation will be able to obtain sufficient debt financing, equity financing or other financing necessary to complete development of the Cerro San Pedro Project. Exploration and future development of the Corporation’s other properties will depend upon the Corporation’s ability to obtain adequate financing through the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Corporation will be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and future development work on the Corporation’s properties, as well as the possible loss of the properties.

Regulation. The Corporation’s mining operations and exploration activities are subject to various federal, state, provincial and local laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labour standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. There is no assurance that such permits will be granted. Furthermore, once a permit is granted, compliance with the permit requirements must be maintained, otherwise the permit could be revoked. The application process for such permits can take from months to years, depending upon the backlog of applications and other conditions affecting the regulatory agencies in countries where the Corporation conducts operations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to such legislation, as well as other laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Corporation’s operations. The Corporation believes that it is substantially in compliance with all applicable laws and regulations affecting its activities and operations. Under certain circumstances, the Corporation may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

Operational and Environmental Risks. Mining operations generally involve a high degree of risk. Hazards such as environmental exposures, industrial accidents, labour disruptions and unusual or unexpected geological formations and other conditions may be encountered. Such risks could result in damage to or destruction of mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation may become subject to liability for environmental pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position. The Corporation does not currently carry any liability insurance relating to these types of risks.

Reclamation Obligations. Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the Corporation to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation.

Market Factors and Volatility of Commodity Prices. The marketability of mineralized material which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. These factors include market fluctuations in the prices of minerals sought, which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but may result in the Corporation not receiving an adequate return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the control of the Corporation. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Corporation would have a material adverse effect on the Corporation, and could result in the suspension of mining operations by the Corporation.

Title to Properties. While the Corporation has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Corporation’s title. Such properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects which could be material and adverse to the Corporation.

International Business Risks. The Corporation’s present activities are in Mexico and Chile. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, civil unrest or political action could impair the value of the Corporation’s investments.

Most of the Corporation’s activities are transacted in U.S. dollars. On the other hand, most of the Corporation’s fund raising activities are in Canadian dollars. Fluctuations in relative currency values between the Canadian dollar and the U.S. dollar may adversely affect the Corporation’s financial position and results of operations. The Corporation manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Corporation’s expenditures are made, the U.S. dollar.

The Cerro San Pedro Project is located in Mexico, and the Corporation’s other property interests are located in Brazil and Chile. The Corporation’s mineral exploration, development and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes in Mexico or the other countries where the Corporation’s properties are located are beyond the control of the Corporation and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to, among other things, the restrictions on production, price controls, export controls, income and withholding taxes, expropriation of property, environmental legislation, land use, water use and mine safety. A deterioration in economic conditions or other factors could result in a change in government policies. Moreover, if social unrest develops in the future, this could have a material adverse effect on the Corporation’s activities.

Competition. Significant and increasing competition exists for the limited number of mineral acquisition opportunities available in North and South America. As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than the Corporation, the Corporation may be unable to acquire potential mineral properties on terms it considers acceptable. The Corporation also competes with other mining companies in the recruitment and retention of qualified employees.

Inherent Uncertainties in Estimates of Reserves, Mineral Deposits and Production Costs. Although the reserve figures included in this Prospectus have been carefully prepared, these amounts are estimates only and no assurance can be given that any particular level of recovery of metals from ore reserves will in fact be realized. The grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that metals recovered in a small scale laboratory test will be duplicated in large scale test under on-site conditions or in production-scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Also, the commercial viability of mineral deposits of the kind located and believed to be located on the Cerro San Pedro Project are dependent upon a number of factors, including particularly the quality, size, grade and other attributes of the deposits and the proximity to, and availability of, infrastructure necessary to develop and exploit minerals on a commercial scale.

Limited Operating History. The Corporation has limited operating history in the mineral exploration and development business. Investors must rely upon the ability, expertise, judgment, discretion and integrity of management of the Corporation.

Non-Canadian Assets; Risks of Enforcing Judgments Obtained in Canadian Courts. Virtually all of the Corporation’s assets are located outside of the Corporation’s home jurisdiction, Canada, and are held through subsidiaries incorporated under the laws of Barbados, the British Virgin Islands, Chile, Brazil, the U.S. and Mexico. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of the various provinces against the portion of the Corporation’s assets located outside of Canada.

Reliance on Management. The Corporation is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Chief Financial Officer and Secretary. If any of these individuals should cease to be available to manage the affairs of the Corporation, its activities and operations could be adversely affected.

Existing and Potential Conflicts of Interest. Certain directors and officers of the Corporation are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the Board of Directors, is the Executive Vice President of Exploration for Gold Fields Ltd., a gold mining company. Dennis M. Marsh, a director of the Corporation, is the Senior Vice President of Beutel, Goodman & Company Ltd., an investment counselling firm. J. Alan Spence, a director of the Corporation, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Corporation, is an independent financial consultant to the mining industry. Oliver Lennox-King, a director of the Corporation, is Chairman of Southern Cross Resources Inc., a uranium mining company. Such associations may in the future give rise to conflicts of interest from time to time.

LEGAL PROCEEDINGS

The following is a summary of all legal proceedings material to Metallica to which the Corporation or any of its subsidiaries is a party or of which any of their property is the subject matter, and any such proceedings known to be contemplated.

Cerro San Pedro Project:

MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro (the “original representatives”) for a 15-year period beginning February 1997. The lease provides for annual lease payments of $30,861 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. In August 2002, another group of individuals (the “contesting group”) filed a lawsuit requesting nullification of the existing lease agreement with MSX, alleging that the contesting group are the lawful representatives of Ejido Cerro San Pedro. In December 2002 a judgment was rendered in favor of the original representatives who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. In the event that this lawsuit is ultimately decided, after appeals, in favor of the contesting group, MSX will be required to negotiate lease agreements with the contesting group as the new Ejido representatives. There is no assurance that these negotiations would be successful.

The feasibility study for the Cerro San Pedro Project is based on an open pit gold and silver mining operation with heap leach processing of ores. The federal, state and local mining permits necessary to commence construction of the Cerro San Pedro Project have been received. MSX intends to proceed with construction of the Cerro San Pedro Project subject to completion of certain requirements identified in the permits, market conditions and the availability of financing. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various lawsuits have been filed against the government alleging that the permits should not have been granted. In the event that the government were to lose these lawsuits, the permits held by MSX could be revoked.

MSX is a defendant in a lawsuit alleging that it shut down a well for which it did not have legal water rights. The lawsuit seeks damages of approximately 700,000 Mexican pesos (Cdn$85,000). Management anticipates that this matter will be resolved in favour of MSX.

MSX is a defendant in another lawsuit where it is alleged that a representative of MSX who entered into a contract on behalf of MSX to acquire 360,000 m3 of water rights per year did not have the legal authority to enter into the contract. In the event that this lawsuit is not resolved by commencement of mining operations, or is resolved in favor of the plantiffs, MSX will be required to purchase additional water rights from private individuals in order to satisfy water requirements for the Cerro San Pedro project.

El Morro Project – Chile:

Ownership of eight concessions within the El Morro land package were in dispute with Hornitos. Three lawsuits in respect of three disputed concessions remain in dispute and are being adjudicated before the Supreme Court in Santiago, Chile. In addition, issues have arisen with respect to the mining activities of non-authorized small miners on the El Morro Project. See “The El Morro Project – Mineral Property Legal Issues”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director or officer or any associate or affiliate has had any interest in a material transaction of the Corporation.

RELATIONSHIP BETWEEN CORPORATION AND AGENTS

The Corporation is not a related party or connected party to any of the Agents (as such terms are utilized in the Securities Act (Ontario), Securities Act (British Columbia), Securities Act (Alberta) or Securities Act (Manitoba).

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares and the Warrants is Equity Transfer Services Inc. 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the only contracts materials to the Corporation that have been entered into within the two years prior to the date of this prospectus:

•	The Cerro San Pedro Acquisition Agreement

•	The Engagement Letter

•	The Warrant Indenture

•	The Agency Agreement

•	The Shareholder Rights Plan Agreement

Copies of all material contracts may be inspected at the Corporation’s registered office at 36 Toronto Street, Suite 1000, Toronto, ON M5C 2C5 during normal business hours while the securities offered by this Prospectus are in the course of distribution.

ELIGIBILITY FOR INVESTMENT

In the opinion of Beach, Hepburn LLP counsel to the Corporation and McMillan Binch LLP counsel to the Agents, based on legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, procedures and goals, and in certain cases, subject to the filing of such policies, standards, procedures or goals, without resort to the so-called “basket” provisions, an investment in the Units offered under this Prospectus will not, at the date of issue, be precluded under the following statutes:

Insurance Companies Act (Canada);	Employment Pension Plans Act (Alberta);
Trust and Loan Companies Act (Canada);	Loan and Trust Corporations Act (Alberta);
Pension Benefits Standards Act, 1985 (Canada);	The Insurance Act (Manitoba);
Loan and Trust Corporations Act (Ontario);	The Pension Benefits Act (Manitoba);
Insurance Act (Ontario);	Trustee Act (Manitoba);
Pension Benefits Act (Ontario);	Financial Institutions Act (British Columbia); and
Trustee Act (Ontario);	Pension Benefits Standards Act (British Columbia).
Alberta Heritage Savings Trust Fund Act (Alberta);
Insurance Act (Alberta);

In the opinion of Beach, Hepburn LLP counsel to the Corporation and McMillan Binch LLP counsel to the Agents, the Units offered hereby if issued on the date hereof would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans and registered retirement income funds, deferred profit sharing plans or registered education savings plans and based in part on a certificate of one or more officers of the Corporation as to certain factual matters, would not if issued on the date hereof be “foreign property” for the purposes of Part XI of the Income Tax Act (Canada).

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in the Provinces of British Columbia, Alberta, Manitoba and Ontario provides Subscribers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the Subscriber within the time limit prescribed by the securities legislation for the purchaser’s province. The Subscriber should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

FINANCIAL STATEMENTS

METALLICA RESOURCES INC. CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

Auditors’ Report

To the Directors of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants
Vancouver, British Columbia
February 21, 2003, except as to Note 7(d)(I),
which is as of March 11, 2003 and
Note 13, which is as of November **, 2003

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
U.S. dollars

	Sept 30,
	2003	Dec 31,	Dec 31,
	(Unaudited)	2002	2001
Assets
Current assets:
Cash and cash equivalents (Note 11)	$4,806,471	$4,520,886	$2,562,101
Value-added tax and other current assets (Note 5)	346,882	285,480	220,064

	5,153,353	4,806,366	2,782,165
Mineral properties and deferred exploration expenditures (Note 3)	25,760,655	12,587,193	11,786,622
Fixed assets (Note 4)	244,769	92,283	93,436
Other assets (Note 5)	5,046	5,196	106,633

Total assets	$31,163,823	$17,491,038	$14,768,856

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$232,996	$153,017	$188,577
Provision for reclamation and property closure costs (Note 3 (d))	36,983	150,000	126,000
Note payable (Note 6)	200,100	100,050	150,050
Acquisition debt (Note 3 (a)(11))	5,873,187	—	—

	6,343,266	403,067	464,627
Shareholders’ equity:
Share capital (Note 7) 42,969,584 common shares (2002: 32,449,167; 2001: 28,472,978)	52,873,882	43,068,285	38,964,222
Share options (Note 7c)	5,789	—	—
Deficit	(28,059,114)	(25,980,314)	(24,659,993)

	24,820,557	17,087,971	14,304,229

Total liabilities and shareholders’ equity	$31,163,823	$17,491,038	$14,768,856

Contingencies and commitments (Note 10)

Subsequent events (Note 13)

Approved by the Board:

Craig J. Nelsen

Denis M. Marsh

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
U.S. dollars, except share data

	Nine Months Ended
	September 30,
	2003	2002	Year Ended December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000
Interest income	$63,523	$48,291	$64,918	$69,900	$152,829

General and administrative expense	928,979	741,367	923,885	743,074	722,147
Exploration expense	147,810	147,452	246,828	198,971	214,000
Interest expense	360,298	—	—	—	—
Reclamation and property closure costs	—	—	198,749	51,000	—
Write-down of mineral properties and deferred exploration expenditures (Note 3)	733,250	—	21,000	2,892,086	6,670,194
Loss on sale of marketable securities (Note 3(a))	—	—	—	—	142,709

	(2,106,814)	(840,528)	(1,325,544)	(3,815,231)	(7,596,221)
Income tax provision (recovery) (Note 8)	(28,014)	(1,123)	(5,223)	10,795	3,243

	(2,078,800)	(839,405)	(1,320,321)	(3,826,026)	(7,599,464)
Deficit, beginning of period	(25,980,314)	(24,659,993)	(24,659,993)	(20,833,967)	(13,234,503)

Deficit, end of period	$(28,059,114)	$(25,499,398)	$(25,980,314)	$(24,659,993)	$(20,833,967)

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.04)	$(0.14)	$(0.28)

Weighted average number of common shares outstanding	39,979,629	30,908,144	31,295,063	27,290,979	27,016,825

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
U.S. dollars

	Nine Months Ended Sept 30,
	2003	2002	Year Ended December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000
Cash Flows Provided From (Used In) Operating Activities
Loss for the period	$(2,078,800)	$(839,405)	$(1,320,321)	$(3,826,026)	$(7,599,464)
Non-cash items:
Depreciation and amortization	7,877	6,012	8,638	5,852	7,557
Interest expense	356,380	—	—	—	—
Common share contribution to retirement plan	16,316	12,702	17,163	15,572	5,167
Valuation of options issued to consultants	5,789	—	—	—	—
Reclamation and property closure costs	—	—	24,000	51,000	—
Write-down of mineral properties and deferred exploration expenditures	733,250	—	21,000	2,892,086	6,670,194
Loss on sale of marketable securities	—	—	—	—	142,709
Changes in non-cash working capital:
Value-added tax and other current assets	(89,026)	10,158	34,584	3,598	(76,941)
Accounts payable and accrued expenses	55,712	(14,564)	(16,159)	(24,837)	(74,569)
Provision for reclamation and property closure costs	(113,017)	(126,000)	—	—	—
Other assets	—	149	1,238	29,097	(12,286)

	(1,105,519)	(950,948)	(1,229,857)	(853,658)	(937,633)
Cash Flows Provided From (Used In) Investing Activities
Mineral properties and deferred exploration expenditures	(1,473,858)	(647,538)	(886,771)	(1,049,811)	(1,529,783)
Acquisition of subsidiary, net of cash acquired	(1,921,933)	—	—	—	—
Reimbursement of joint venture costs	—	—	—	—	150,000
Proceeds from sale of marketable securities	—	—	—	—	108,920
Fixed assets disposals (acquisitions)	(102,386)	(16,713)	(18,348)	(5,554)	27,212

	(3,498,177)	(664,251)	(905,119)	(1,055,365)	(1,243,651)
Cash Flows Provided From (Used In) Financing Activities
Contributions to joint venture by joint venture partner	—	—	61,968	977,788	1,380,000
Repayment of note payable	(5,000,000)	(50,050)	(50,000)	(50,000)	(175,000)
Common shares issued for cash, net of issue costs	9,470,525	4,053,853	4,054,994	998,313	98,731
Proceeds from exercise of warrants	125,914	—	—	123,088	—
Proceeds from exercise of options	192,842	26,800	26,799	82,227	—
Repayment From/ (Loan to) director	100,000	—	—	—	(100,000)

	4,889,281	4,030,603	4,093,761	2,131,416	1,203,731

Increase (decrease) in cash and cash equivalents	285,585	2,415,404	1,958,785	222,393	(977,553)
Cash and cash equivalents, beginning of period	4,520,886	2,562,101	2,562,101	2,339,708	3,317,261

Cash and cash equivalents, end of period	$4,806,471	$4,977,505	$4,520,886	$2,562,101	$2,339,708

Supplementary Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration and acquisition of mineral deposits principally in Mexico and South America. At September 30, 2003 (unaudited), the Company is in the final stages of satisfying conditions identified in its mining permits prior to commencing construction of the Cerro San Pedro gold and silver project in Mexico. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc., and is pursuing various other exploration projects in North and South America.

At September 30, 2003 (Unaudited) the Company has a working capital deficiency of $1,189,913. Included in current liabilities is acquisition debt of $5,873,187, which the Company may settle in shares in the event that it does not have the financial ability to make the payment. As a result, management believes that the Company’s September 30, 2003 cash balance of $4.81 million is sufficient for it to fund limited development activities at the Cerro San Pedro project and its ongoing exploration, and general and administrative expenses for at least the next year. In addition, the Company is currently raising financing to construct the Cerro San Pedro mine (Note 13).

2.	Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.

Consolidation

These consolidated financial statements include the financial statements of the Company and the following wholly owned subsidiaries, after elimination of intercompany balances and transactions.

·	Datawave Sciences Inc.	·	Metallica Management Inc.

·	De Re Holdings Inc.	·	Minera Metallica Limitada

·	Desarrollos Metallica C.A.	·	MMM Exploraciones S.A. de C.V.

·	Metallica (Barbados) Inc.	·	Raleigh Mining International Limited (“Raleigh”)

·	Metallica Brazil Ltda

On February 12, 2003 the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. For all periods ended prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. For the period ended September 30, 2003 (Unaudited) (Unaudited), MSX is reflected as a wholly owned subsidiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short -term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Exploration Expenditures

The cost of mineral property interests and related exploration costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Reclamation costs are accrued and capitalized when management determines that an obligation exists and that the amount can be reasonably estimated. Expenditures related to grass roots exploration are expensed as incurred.

If a project is put into commercial production, capitalized costs will be depleted on the unit of production basis. Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property. If management determines that a project is not economically viable, the property and the related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties .

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for reclamation and property closure costs

Site restoration and closure costs for exploration and development projects are estimated and charged to earnings when reasonably determinable.

Financial Instruments

At December 31, 2002 and September 30, 2003 (unaudited) the carrying value of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, and current portion of note payable and acquisition debt approximate their fair values due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plans

The Company has two stock-based compensation plans, which are described in Note 7. Effective January 1, 2002 the Company adopted the new standard of the Canadian Institute of Chartered Accountants for stock-based compensation. The Company has elected not to follow, as allowed by the standard, the fair value method of accounting for share options granted to employees and directors. Under the intrinsic value method, no compensation expense is recorded if the exercise price of the share options were granted at market. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss Per Share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted losses per share are the same.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

3.	Mineral Properties and Deferred Exploration Expenditures

          Mineral property costs and deferred exploration expenditures are summarized as follows:

	September 30, 2003 (Unaudited)

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition	12,423,588	—	12,423,588
Additions	—	1,270,700	1,270,700

Balance at September 30, 2003	16,033,274	8,645,656	24,678,930
El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at September 30, 2003	90,000	949,589	1,039,589
MIMK, Chile (c):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	7,946	200,893	208,839
Write-offs	(3,251)	(729,999)	(733,250)

Balance at September 30, 2003	14,457	27,679	42,136

	$16,172,622	$9,588,033	$25,760,655

	September 30, 2002 (Unaudited)

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	—	290,279	290,279

Balance at September 30, 2002	3,601,493	7,352,926	10,954,419
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	66,048	66,048

Balance at September 30, 2002	90,000	933,500	1,023,500
MIMK, Chile (c):

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	September 30, 2002 (Unaudited)

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	347,711	347,711

Balance at September 30, 2002	17,462	495,279	512,741

	$3,708,955	$8,781,705	$12,490,660

	December 31, 2002

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture Partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	December 31, 2001

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2001	$3,559,787	$7,295,301	$10,855,088
Additions	41,706	639,537	681,243
Contributions to joint venture by joint venture Partner	—	(977,788)	(977,788)
Reclassification from fixed assets	—	105,597	105,597

Balance at December 31, 2001	3,601,493	7,062,647	10,664,140
El Morro, Chile (b):
Balance at January 1, 2001	90,000	851,039	941,039
Additions	—	16,413	16,413

Balance at December 31, 2001	90,000	867,452	957,452
MIMK, Chile (c):
Balance at January 1, 2001	12,488	82,510	94,998
Additions	4,974	65,058	70,032

Balance at December 31, 2001	17,462	147,568	165,030

Mara Rosa, Brazil (d):
Balance at January 1, 2001	927,146	1,732,817	2,659,963
Additions	—	282,123	282,123
Reduction to provision for reclamation costs	—	(50,000)	(50,000)
Write-offs	(927,146)	(1,964,940)	(2,892,086)

Balance at December 31, 2001	—	—	—

	$3,708,955	$8,077,667	$11,786,622

a)	Mexico – Cerro San Pedro Project

I)	The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosi, Mexico. The Project is owned by Minera San Xavier, S.A. de C.V. (“MSX’), which was owned 50% by Glamis de Mexico, S.A. de C.V., a wholly owned subsidiary of Glamis Gold Ltd. (collectively “Glamis”) and 50% by the Company’s wholly owned subsidiary, Raleigh Mining International Limited. On February 12, 2003 (Note 3 (a)(II)) the Company purchased Glamis’ 50% interest in MSX for $18 million.

The feasibility study for the Project is based on an open pit gold and silver mining operation with heap leach processing of ores. The federal, state and local mining permits necessary to commence construction of the Project have been received. MSX intends to proceed with construction of the Project subject to completion of certain requirements identified in the permits, market conditions and the availability of financing. Several governmental agencies periodically supervise compliance with

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government were to lose these lawsuits, the permits could be revoked.

The Project is subject to a 2% net smelter return (“NSR”) royalty interest in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% NSR royalty on any mining that occurs on the properties, subject to a maximum of $1.0 million. Although none of the former owner’s mining concessions are in the approved mine plan, the agreement provides for MSX to pay minimum annual royalties of $50,000 beginning in April 2003.

In January 1998, the Company entered into a joint venture agreement (the “Agreement”) whereby Cambior de Mexico S.A. de C.V., a wholly owned subsidiary of Cambior Inc. (collectively, “Cambior”), acquired 50% of the outstanding common shares of MSX. Under the terms of the Agreement, Cambior was required to provide $20 million in funding to the joint venture in the form of direct payment of the capital requirements of the Project or an equity contribution into the joint venture. In May 2000, Cambior sold its 50% interest to Glamis.. Glamis assumed the remaining obligation on the $20 million funding commitment to MSX. Glamis attained the $20 million funding commitment by making the final $2 million cash contribution to MSX in January 2001.

The Agreement required that Cambior exchange 199,644 Cambior common shares, which were valued at approximately $1.5 million on January 21, 1998, for one million of the Company’s common shares. The Company’s investment in Cambior was sold in 2000 resulting in a loss on sale of $142,709.

At December 31, 2000 the Company wrote down its investment in MSX by $6,670,194 due to low precious metal prices.

The Company accounted for its investment in MSX for all periods ended prior to February 12, 2003 using the proportionate consolidation method, whereby the Company’s 50% interest is combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002 and 2001, and cash flows of MSX for the nine months ended September 30, 2002 (Unaudited) and the three years ended December 31, 2002 are presented below. MSX was a wholly owned subsidiary of the Company at September 30, 2003 (Unaudited) and for the period from February 12, 2003 to September 30, 2003 (Unaudited).

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	December 31,

	2002	2001

Current assets	$129,657	$442,552
Current liabilities	131,566	192,001

Working capital (deficit)	(1,909)	250,551
Fixed assets	75,299	85,309
Mineral properties	3,609,686	3,601,493
Deferred exploration expenditures	7,374,956	7,062,647

Net assets	$11,058,032	$11,000,000

	Nine
	Months
	Ended
	Sept 30,
	2002	Year Ended December 31,
	(Unaudited)	2002	2001	2000

Cash inflow (outflow) from:
Operating activities	$44,578	$131,546	$(34,402)	$(89,410)
Investing activities	(317,047)	(382,896)	(681,243)	(1,215,816)
Financing activities	29,699	11,968	902,738	1,205,000

Increase (decrease) in cash	$(242,770)	$(239,382)	$187,093	$(100,226)

II)	On February 12, 2003 the Company acquired Glamis’ 50% interest in MSX, owner of the Cerro San Pedro gold and silver project in Mexico, for $18 million adjusted for 50% of MSX’s working capital. The purchase terms are as follows:

(i)	$2 million paid at closing.

(ii)	50% of MSX’s working capital due to Glamis, or 50% of MSX’s working capital deficit due to the Company, within 30 days closing.

(iii)	$5 million due on or before August 12, 2003.

(iv)	$6 million in cash or the Company’s common shares due on February 12, 2004.

(v)	$2.5 million due at commencement of commercial production.

$2.5 million due one year from commencement of commercial production.

Glamis will also receive a sliding scale royalty when monthly average gold prices exceed $325 per ounce.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

III)	(Unaudited)

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,423,588

12,591,411
Less: Current liabilities	(32,882)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

Acquisition debt of $10,516,807 represents the present value of future cash payments totaling $11 million discounted at 6%. Interest accretion for the nine months ended September 30, 2003 totaled $356,380, resulting in acquisition debt at September 30, 2003 of $5,873,187. The September 30, 2003 balance is net of a $5 million acquisition debt payment made on August 12, 2003.

Glamis will retain a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Net Returns
Gold Price Per Ounce	Royalty
Below $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

Net Returns
Gold Price Per Ounce	Royalty
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro project consists of the La Fortuna and El Morro properties. In September 1999 the Company entered into a revised option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”) by making aggregate payments to BHP of $1,690,000 over a four-year period beginning July 1999. The option agreement also provides for BHP to retain a 2% NSR on the mining concessions. From September 1999, all payments owed under this agreement are now being made by Noranda Inc. (“Noranda”) pursuant to the exploration agreement described below.

The Company also entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively, “Martin”) by making aggregate payments to Martin of $1,500,000 over a three-year period beginning June 1999. These properties are also subject to a 2% NSR royalty of which a 1% NSR can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase. From September 1999, all payments owed under this agreement are now being made by Noranda pursuant to the exploration agreement described below.

The Company acquired a 100% interest in the El Morro copper-gold property, which is adjacent to the La Fortuna property, by staking in 1998. As of September 30, 2003 (unaudited) the Company had incurred net deferred costs totaling $1,039,589 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000 the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10 million, including the BHP and Martin option payments, over a five-year period beginning September 1999 and a payment to the Company in September 2005 of $10 million. The agreement also provided for Noranda to subscribe for a private placement in the Company for $1 million at a purchase price of 1.5 times the average trading price per share for the 60 days prior to the date that notice was provided to the Company. In October 2001 Noranda completed the private placement by paying the Company $1 million in exchange for 918,563 Metallica common shares (Note 7(a)).

c)	Chile – MIMK Project

At December 31, 2002 the MIMK project consisted of four copper-gold exploration properties that were acquired by staking. The Company staked an additional four properties in 2003. During the nine months ended September 30, 2003 (Unaudited), the Company elected not to proceed with further exploration work on three MIMK properties, which resulted in a write-down of mineral properties and deferred exploration expenditures totaling $733,250. As of September 30, 2003 (Unaudited), the Company had incurred deferred costs totaling $42,136 on five MIMK properties.

d)	Brazil – Mara Rosa Project

At December 31, 2001 the Company elected not to proceed with further exploration on the Mara Rosa project and, accordingly, wrote-off its $2,892,086 investment in the project. The Company has accrued $36,983 at

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30, 2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

September 30, 2003 (Unaudited), which represents the estimated the remaining property closure and reclamation costs associated with the project.

4.	Fixed Assets

Fixed assets consist of the following at September 30, 2003 (Unaudited), December 31, 2002 and 2001:

	September 30, 2003 (Unaudited)

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$158,175	$75,241	$82,934
Vehicles	107,478	64,172	43,306
Building and leasehold improvements	123,067	18,013	105,054
Furniture	36,756	23,281	13,475
Total	$425,476	$180,707	$244,769

	December 31, 2002

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

	December 31, 2001

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$100,412	$70,995	$29,417
Vehicles	60,517	54,103	6,414

Metallica Resources Inc.

(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	December 31, 2001

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Building and leasehold improvements	66,546	9,815	56,731
Furniture	23,220	22,346	874

Total	$250,695	$157,259	$93,436

5.	Other Assets

Included in other assets at December 31, 2001 and in other current assets at December 31, 2002 is a $100,000 interest free loan that was granted to a director and officer in June 2000. The loan was paid in June 2003 (unaudited).

6.	Note Payable

The note payable at September 30, 2003 (Unaudited), December 31, 2002 and 2001 is collateralized by mineral properties held by MSX and consists of the following:

	2003

	(Unaudited)	2002	2001

MSX debt, interest at 1% per month, payable monthly	$200,100	$100,050	$150,050
Less current portion	200,100	100,050	150,050

Long-term debt	$—	$—	$—

7.	Share Capital

a)	Authorized

Unlimited number of common and preferred shares without par value.

b)	Issued

	Shares	Amount

Balance at January, 2001	27,077,735	$37,744,962
Shares issued in private placements(Notes 3 and 7 (d))	918,563	998,313
Exercise of warrants (Note 7 (d))	267,858	123,088
Exercise of stock options (Note 7 (c))	154,000	82,227
Shares issued for retirement plan (Note 9)	55,551	15,632
Transfer agent share consolidation	(729)	—

Balance at December 31, 2001	28,472,978	38,964,222
Shares issued in private placements (Notes 3 and 7 (d))	3,900,000	4,054,994
Exercise of stock options (Note 7 (c))	50,000	26,799

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	Shares	Amount

Shares issued for retirement plan (Note 9)	26,189	22,270

Balance at December 31, 2002	32,449,167	43,068,285
Unaudited:
Shares issued in private placement (Note 7 (d))	10,100,000	9,470,525
Shares issued for retirement plan (Note 9)	15,792	16,316
Exercise of stock options (Note 7 (c))	291,000	192,842
Exercise of warrants (Note 7 (d))	113,625	125,914

Balance at September 30, 2003 (Unaudited)	42,969,584	$52,873,882

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002 the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options

The fair value of vested share options granted to consultants of $5,789 for the nine months ended September 30, 2003 (Unaudited) is included in exploration expense.

The Company has two stock-based compensation plans. Under these plans the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period of up to three years depending on the date of grant. All outstanding options expire on or before September 2008.

The following is a summary of options granted under these plans for the nine months ended September 30, 2003 and 2002 (Unaudited) and the years ended December 31, 2002, 2001 and 2000:

			Weighted Average Exercise Price
	Option Grants		(Cdn$)
	Nine Months Ended Sept 30,		Nine Months Ended Sept 30,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	2,107,083	2,244,583	0.99	1.10
Granted	1,112,500	87,500	1.35	1.39
Exercised	(291,000)	(50,000)	0.90	0.85
Forfeited	—	—	—	—
Expired	(75,000)	(175,000)	2.24	2.55

Outstanding, end of period	2,853,583	2,107,083	$1.11	$0.99

Exercisable, end of period	2,007,749	1,778,333	$1.01	$1.01

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	Option Grants			Weighted Average Exercise Price (Cdn$)
	Year Ended December 31,			Year Ended December 31,
	2002	2001	2000	2002	2001	2000

Outstanding, beginning of year	2,244,583	2,655,500	2,569,500	$1.10	$1.74	$1.82
Granted	87,500	811,250	141,000	1.39	0.83	0.45
Exercised	(50,000)	(154,000)	—	0.85	0.84	—
Forfeited	—	(18,667)	—	—	1.04	—
Expired	(175,000)	(1,049,500)	(55,000)	2.55	2.55	2.47

Outstanding, end of year	2,107,083	2,244,583	2,655,500	$0.99	$1.10	$1.74

Exercisable, end of year	1,778,333	1,658,750	2,336,500	$1.01	$1.20	$1.87

The following table summarizes information about stock options outstanding as at September 30, 2003 (Unaudited) and December 31, 2002:

Nine Months Ended September 30, 2003 (Unaudited)

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)

$0.45 to $0.50	174,000	1.3 years	$0.47
$0.70 to $0.85	1,146,250	2.1 years	0.80
$1.11 to $1.39	1,403,333	3.8 years	1.30
$2.11	30,000	5.0 years	2.11
$2.87	100,000	2.0 years	2.87

$0.45 to $2.87	2,853,583	2.9 years	$1.11

Year Ended December 31, 2002

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)

$0.45 to $0.50	215,000	1.9 years	$0.47
$0.70 to $0.85	1,271,250	2.9 years	0.80
$1.11 to $1.39	445,833	1.8 years	1.16
$2.24	75,000	0.3 years	2.24
$2.87	100,000	2.0 years	2.87

$0.45 to $2.87	2,107,083	2.5 years	$0.99

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $220,554 for the nine months ended September 30, 2003 (Unaudited) and $24,770 for the year ended December 31, 2002. The pro forma effect on loss for the period, and basic and diluted loss per share, for the nine months ended September 30, 2003 (Unaudited) and the year ended December 31, 2002 had the Company followed the fair value method of accounting for stock-based compensation is as follows:

	Nine Months	Nine Months
	Ended	Ended	Year Ended
	Sept 30, 2003	Sept 30, 2002	December 31,
	(Unaudited)	(Unaudited)	2002
Loss for the period	$(2,078,800)	$(839,405)	$(1,320,321)
Compensation expense	220,554	21,674	24,770

Pro forma loss for the period	$(2,299,354)	$(861,079)	$(1,345,091)

Basic and diluted loss per share:
As reported	$(0.05)	$(0.03)	$(0.04)
Pro forma	$(0.06)	$(0.03)	$(0.04)

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 50% and a weighted average expected life of the options of five years.

d)	Warrants

I)	On March 11, 2003, the Company closed a private placement for 10.1 million common shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. On September 30, 2003, 113,625 compensation warrants were exercised, resulting in 391,375 warrants outstanding at September 30, 2003 (Unaudited).

II)	The 267,858 common shares issued pursuant to a private placement in 2000 each had one common share purchase warrant attached. Each warrant allowed the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

8.	Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined effective Canadian federal and provincial tax rates of 36.62% in 2003 (unaudited) (38.62% in 2002, 42.12% in 2001 and 45.62% in 2000) is reconciled as follows:

	Nine Months Ended
	September 30,
	2003	2002	Year Ended December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000

Income taxes computed using the effective tax rate	$(761,257)	$(324,178)	$(489,912)	$(1,606,975)	$(3,465,396)
Write-down of mineral properties and deferred exploration expenditures	268,516	—	8,110	1,218,147	3,042,943
Imputed interest expense on acquisition debt	130,613	—	—	—	—
Tax benefit of stock options recognized	(57,323)	—	—	—	—
Net foreign losses subject to different tax rates	12,700	21,410	91,852	53,147	21,140
Earnings taxed at less than effective rate	—	(17,352)	(5,262)	(7,766)	(40,438)
Benefit of tax losses not recognized	378,737	318,997	389,989	354,242	444,994

Income tax (benefit) provision	$(28,014)	$(1,123)	$(5,223)	$10,795	$3,243

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at September 30, 2003 (Unaudited), December 31, 2002 and 2001 are as follows:

	2003
	(Unaudited)	2002	2001

Future income tax assets:
Canada:
Net operating loss carryforwards	$2,974,000	$2,326,000	$2,227,000
Mineral properties and deferred exploration expenditures	1,886,000	1,989,000	2,169,000
Deferred financing costs	55,000	125,000	4,000
Mexico:
Net operating loss carryforwards	7,264,000	3,517,000	4,630,000
Chile:
Net operating loss carryforwards	200,000	179,000	181,000
Barbados:
Net operating loss carryforwards	53,000	53,000	43,000
Mineral properties and deferred exploration expenditures	—	31,000	94,000
United States:
Net operating loss carryforwards	17,000	—	—
Other, net	—	6,000	7,000

Total future income tax assets	12,449,000	8,226,000	9,355,000
Less valuation allowance	(7,149,000)	(5,771,000)	(5,376,000)

Future income tax assets, net of valuation allowance	5,300,000	2,455,000	3,979,000
Future income tax liability:
Mexico:
Mineral properties and deferred exploration expenditures	5,283,000	2,455,000	3,979,000

Net future income tax assets	$17,000	$—	$—

At September 30, 2003 (Unaudited) the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $8.0 million that expire between the years 2003 and 2010, Mexican tax loss carryforwards of approximately $21.3 million that expire between the years 2005 and 2013, Chilean tax loss carryforwards of approximately $1.3 million that can be carried forward indefinitely and Barbados tax loss carryforwards of approximately $2.1 million that expire between the years 2006 and 2012.

9.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. based salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

years of service. The Company’s matching contributions were $16,316 and $13,575 for the nine months ended September 30, 2003 and 2002 (Unaudited), and $18,038, $15,572 and $18,963 and the years ended December 31, 2002, 2001 and 2000, respectively.

10.	Contingencies and Commitments

a)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $30,861 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002 a judgment was rendered in favor of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. Management anticipates that this matter will be resolved in favor of MSX.

b)	The Company leases land surface rights, certain facilities and equipment under long-term operating lease agreements.

As of December 31, 2002, lease commitments for the next five years and thereafter are as follows:

2003	$55,700
2004	51,900
2005	49,300
2006	26,600
2007	22,400
Thereafter	112,000

As of September 30, 2003 (Unaudited), lease commitments for the next five years and thereafter are as follows:

2004	$73,325
2005	72,825
2006	55,227
2007	44,800
2008	44,800
Thereafter	179,200

c)	In September 2003 (Unaudited) MSX entered into an agreement with a Mexican governmental agency to provide a total of approximately $360,000 for reforestation of land in the area surrounding the proposed CSP mine that is not owned or leased by MSX. The $360,000 will be funded by MSX over a period of approximately twelve years.

11.	Supplemental Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	As at September 30,
	2003	2002	As at December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000

Cash on hand and balances with bank	$921,378	$251,457	$120,886	$459,288	$304,129
Short-term investments	3,885,093	4,726,048	4,400,000	2,102,813	2,035,579

	$4,806,471	$4,977,505	$4,520,886	$2,562,101	$2,339,708

The Company paid interest and income taxes as follows:

	Nine Months Ended
	September 30,
	2003	2002	Year Ended December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000

Income taxes	$—	$13,000	$13,000	$—	$—
Interest	$17,009	$7,003	$10,005	$—	$—

Other than the acquisition of 50% of MSX described in note 3(a)(11,) the Company incurred non-cash operating and financing activities as follows:

	Nine Months Ended
	September 30,
	2003	2002	Year Ended December 31,
	(Unaudited)	(Unaudited)	2002	2001	2000

Non-cash operating activities:
Settlement of retirement plan obligation with common shares	$(16,316)	$(17,808)	$(22,270)	$(15,632)	$—
Non-cash financing activities:
Common shares issued for retirement plan contributions	$16,316	$17,808	$22,270	$15,632	$—

12.	Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	September 30, 2003 (Unaudited)

			United
	Mexico	Chile	States	Total
Mineral properties and deferred exploration expenditures	$24,678,930	$1,081,725	$—	$25,760,655
Fixed assets	227,069	—	17,700	244,769

	$24,905,999	$1,081,725	$17,700	$26,005,424

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
As at September 30, 2003 (Unaudited), December 31, 2002 and 2001 and for the nine months ended September 30,
2003 and 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000
U.S dollars

	December 31, 2002

			United
	Mexico	Chile	States	Total
Mineral properties and deferred exploration expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

	December 31, 2001

			United
	Mexico	Chile	States	Total
Mineral properties and deferred exploration expenditures	$10,664,140	$1,122,482	$—	$11,786,622
Fixed assets	85,309	—	8,127	93,436

	$10,749,449	$1,122,482	$8,127	$11,880,058

13.	Subsequent Event

On November **, 2003, the Company filed a long-form prospectus to raise Cdn$45 million. The net proceeds from this financing are planned to be primarily used to pay the Company’s debt obligations to Glamis and to construct the Cerro San Pedro mine (See Note 3).

MINERA SAN XAVIER, S.A. DE C.V.  FINANCIAL STATEMENTS

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

Auditors’ Report

To the Board of Directors
Minera San Xavier, S.A. de C.V.

We have audited the balance sheets of Minera San Xavier, S.A. de C.V., a Mexican corporation (in the pre-operating period), as at December 31, 2002 and 2001 and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position o the Company, a Mexican corporation (in the pre-operating period), as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Tijuana, Mexico, January 31, 2003
except as to note 11, which is
as of February 12, 2003

Auditors’ Report

To the Board of Directors
Minera San Xavier, S.A. de C.V.

We have audited the statements of stockholders’ equity, operations and cash flows of Minera San Xavier, S.A. de C.V. a Mexican corporation (in the pre-operating period) for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the statements of stockholders’ equity, operations and cash flows of Minera San Xavier, S.A. de C.V. a Mexican corporation (in the preoperating period) for the year ended December 31, 2000 present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.

Public Accountant
January 12, 2001

Minera San Xavier, S.A. de C.V.
Balance Sheets
U.S. dollars

	February 12,
	2003	Dec 31,	Dec 31,
	(Unaudited)	2002	2001
Assets
Current assets:
Cash and cash equivalents (Note 2b)	$39,477	$36,757	$515,521
Value added tax receivable	93,198	127,071	280,103
Other receivables	—	87,593	23,130
Prepaid expenses	53,153	7,889	66,347

Total current assets	184,208	259,310	885,101
Property, plant and equipment, net (Note 5)	1,140,858	1,140,041	1,160,061
Mine development costs (Note 6)	20,425,431	20,243,409	19,481,387

	$21,750,497	$21,642,760	$21,526,549

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable (Notes 3 and 7)	$200,100	$200,100	$300,100
Trade accounts payable	—	—	5,515
Other accounts payable and accrued expenses	1,690	—	3,134
Due to affiliated companies (Notes 3 and 4)	64,074	63,027	75,249

Total current liabilities	265,864	263,127	383,998
Stockholders’ equity (Note 9):
Capital stock	21,230,116	21,125,116	20,888,034
Premium on subscription of shares	9,555,983	9,555,983	9,555,983
Deficit	(9,301,466)	(9,301,466)	(9,301,466)

Total stockholders’ equity	21,484,633	21,379,633	21,142,551
Description of the business (Note 1)
Commitments and contingencies (Note 10)
Subsequent events (Note 11)

	$21,750,497	$21,642,760	$21,526,549

See accompanying notes to financial statements.

Minera San Xavier, S.A. de C.V.
Statements of Stockholders’ Equity
U.S. dollars

		Capital
	Subscribed	Stock	Premium on		Total
	Capital	Subscribed	Subscription		Stockholders’
	Stock	Not Paid	of Shares	Deficit	Equity
Balance at December 31, 2000	$20,888,034	$(607,617)	$9,000,066	$(9,301,466)	$19,979,017
Premium on subscription of shares	—	607,617	555,917	—	1,163,534

Balance at December 31, 2001	20,888,034	—	9,555,983	(9,301,466)	21,142,551
Increase in capital stock (Note 9a)	237,082	—	—	—	237,082

Balance at December 31, 2002	21,125,116	—	9,555,983	(9,301,466)	21,379,633
Increase in capital stock (Note 9a) (Unaudited)	105,000	—	—	—	105,000

Balance at February 12, 2003 (Unaudited)	$21,230,116	$—	$9,555,983	$(9,301,466)	$21,484,633

See accompanying notes to financial statements.

Minera San Xavier, S.A. de C.V.
Statements of Operations
U.S. dollars, except share data

	Period From January 1
	to February 12,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Interest income	$—	$—	$—	$—	$—
General and administrative expense	—	—	—	—	—
Exploration expense	—	—	—	—	—
Write-down of mine development costs	—	—	—	—	(9,301,466)

	—	—	—	—	(9,301,466)
Income tax provision	—	—	—	—	—

	$—	$—	$—	$—	$(9,301,466)

Basic and diluted loss per share	$—	$—	$—	$—	$(0.06)

Weighted average number of common Shares outstanding	n/a	n/a	n/a	n/a	168,058,380

See accompanying notes to financial statements.

Minera San Xavier, S.A. de C.V.
Statements of Cash Flows
U.S. dollars

	Period From January 1
	to February 12,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Loss for the year	$—	$—	$—	$—	$(9,301,466)
Non-cash item:
Write-down of mine development costs	—	—	—	—	9,301,466
Cash provided by (used in) working capital and other assets:
Value-added tax receivable and other current assets	40,741	(8,275)	—	—	(136,425)
Other receivables	—	—	88,569	86,115	—
Prepaid expenses	—	—	58,458	(66,347)
Due to affiliates companies	(1,590)	8,973	—	—	118,445
Trade and other accounts payable	—	—	(8,644)	(2,978)	135,676)

Net cash provided by (used in) operating activities	39,151	698	138,383	16,790	(153,656)
Cash flow from investing activities:
Proceeds (acquisitions) of property, plant and equipment, net	—	—	20,020	123,239	(13,141)
Deferred charges, net	—	—	—	52,726	(25,168)
Mine development costs	(141,431)	(135,556)	(762,022)	(693,683)	(2,418,487)

Net cash used in investing activities	(141,431)	(135,556)	(742,002)	(517,718)	(2,456,796)
Cash flow from financing activities:
Notes payable	—	—	(100,000)	(100,000)	(350,000)
Due to affiliated companies	—	—	(12,227)	(188,420)	—
Capital stock subscribed not paid	—	—	—	607,617	—
Issuance of capital stock	105,000	—	237,082	—	2,520,540
Premium on subscription of shares	—	—	—	555,917	239,460

Net cash provided by investing activities	105,000	—	124,855	891,904	2,410,000

Increase (decrease) in cash and cash equivalents	2,720	(134,858)	(478,764)	374,186	(200,452)
Cash and cash equivalents, beginning of period	36,757	515,521	515,521	141,335	341,787

Cash and cash equivalents, end of period	$39,477	$380,663	$36,757	$515,521	$141,335

See accompanying notes to financial statements.

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

1.	Description of the business -

Minera San Xavier, S.A. de C.V. (“MSX” or the “Company”) was incorporated on March 18, 1994 under the laws of Mexico, for a period of 99 years

The main activity of the Company is the exploration and exploitation of mining concessions; specifically those located in Cerro de San Pedro, San Luis Potosí, México. The Company has not commenced operating on a commercial basis and management expects commercial operations to begin in 2004. The Company has no employees and all administrative and operating services are provided by an affiliate company.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern. At February 12, 2003 (unaudited) and December 31, 2002, the Company had a working capital deficiency of $81,656 (unaudited) and $3,817 respectively, which is insufficient to fund its ongoing operations and settle its current obligations and commitments. The ability of the Company to meet liabilities and fulfill its commitments as they come due and to continue as a going concern is dependent upon the support of its shareholder, its ability to obtain financing from its shareholder and other sources, and achieve profitable operations from developing its property interests. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis.

2.	Summary of significant accounting policies and practices -

(a)	Financial Statement presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. The Company reports in U.S. dollars. Transactions and balances denominated in currencies other than the U.S. dollar are translated into U.S. dollars as follows:

•	Monetary assets and liabilities, at the rates of exchange in effect at the balance sheet dates.

•	Non-monetary assets, at historical exchange rates.

•	The net effect of the foreign currency translation is included in mine development costs, until the Company commences operating on a commercial basis.

(b)	Cash equivalents –

Cash equivalents are highly liquid investments such as term deposits with major financial institutions that are readily convertible to contracted amounts of cash.

(c)	Property, plant and equipment –

Property, plant and equipment are initially recorded at acquisition cost.

Net comprehensive financing results relating to assets under construction or installation are capitalized as part of the value of the assets.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets determined by management. The annual depreciation rates of the principal assets are as follows:

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

Rates

Building	5%
Furniture and fixtures	6%
Machinery and technical equipment	10%
Transportation equipment	25%
Computer equipment	30%

(d)	Mine and development costs –

Mine and development costs consist of operating supplies, exploration and geological studies in mining claims and feasibility studies to evaluate exploitation income-yield capacity, and payments for mining concessions exploration rights. Such expenses are capitalized, as they are destined to create the necessary conditions for the mining claim to be exploitable.

(e)	Income taxes (IT) –

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences) and operating loss carryforwards.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in the rates is recognized in income in the period in which the change is enacted or substantively enacted.

(f)	Commitments and Contingencies –

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimatable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

(g)	Impairment of long lived assets and long lived assets to dispose of –

The Company evaluates periodically the values of its long lived assets, which include mine development costs, to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

is measured by the amount by which the carrying amount of the asset exceeds the expected revenues. Assets to be disposed of are reported at the lessor of carrying amount or realizable value.

(h)	Use of Estimates –

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of the contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles in Canada. Significant areas requiring the use of management’s estimates include recoverability of mine development costs and amortization periods for property, plant and equipment. Actual results could differ from those estimates.

3.	Foreign currency exposure -

Monetary assets and liabilities denominated in dollars are as follows:

	February 12,	December 31,
	2003	2002	2001
	(Unaudited)
Current assets	$6,612	$20,646	$9,124
Current liabilities	(200,100)	(200,100)	(300,100)

Net liabilities	$(193,488)	$(179,454)	$(290,976)

The exchange rate of the Mexican peso to the U.S. dollar, as of December 31, 2002 and 2001 was 10.4393 and 9.1695, respectively. At January 31, 2003 (date of the auditor’s report), the exchange rate was 10.9069. At February 12, 2003 (Unaudited), the exchange rate was 10.9832.

At December 31, 2002 and February 12, 2003 (Unaudited), the Company did not have foreign exchange hedging instruments.

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

4.	Related-party transactions and balances -

Transactions carried out with related parties are as follows:

	Period From January 1
	to February 12,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Expenses for administrative and personnel services:
Servicios San Xavier, S.A. de C.V.	$42,222	$62,832	$381,979	$679,005	$1,053,584
Glamis Gold Ltd.	—	—	—	—	158,322
Cambior USA, Inc.	—	—	—	—	67,773
Cambior Inc.	—	—	—	—	35,641
Cambior Metates, S.A. de C.V.	—	—	—	—	3,100

	February 12,	December 31,
	2003	2002	2001
	(Unaudited)
Accounts payable to related parties:
Servicios San Xavier, S.A. de C.V	$64,074	$63,207	$75,249

5.	Property, plant and equipment -

Property, plant and equipment is as follows:

	February 12,	December 31,
	2003	2002	2001
	(Unaudited)
Building	$131,576	$131,576	$131,576
Furniture and fixtures	2,381	2,381	2,381
Machinery and technical equipment	58,746	58,746	58,746
Transportation equipment	121,034	121,034	121,034
Computer equipment	42,025	41,208	39,103

	355,762	354,945	352,840
Accumulated depreciation	204,347	204,347	182,222

	151,415	150,598	170,618
Land	769,117	769,117	769,117
Advances on land rights	220,326	220,326	220,326

	$1,140,858	$1,140,041	$1,160,061

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

6.	Mine development costs -

Expenses incurred on projects at February 12, 2003 (Unaudited), December 31, 2002 and 2001 not abandoned or not sold , for which the existence of economically exploitable reserves had been determined, were capitalized as mine development costs. Preoperating expenses comprise mainly disbursements made in order to administer the project. Although the Company had completed a feasibility study that indicates a positive return, recovery of these expenses is subject to obtaining the necessary financing to complete the development and construction of facilities to put the project into production, future profitable operations, or the sale of certain mining concessions.

Mine development costs are as follows:

	February 12,	December 31,
	2003	2002	2001
	(Unaudited)
Mine development costs:
Mining concessions and water rights	$3,980,529	$3,980,529	$3,964,143
Construction	1,888,674	1,886,624	1,815,501
Geology and engineering expenses	8,362,046	8,362,046	8,331,156
Environmental studies	984,928	981,553	875,070
Projects	1,916,830	1,907,984	1,729,878

	17,133,007	17,118,736	16,715,748
Other costs:
Administrative expenses	3,292,424	3,124,673	2,765,639

	$20,425,431	$20,243,409	$19,481,387

The current period’s operations capitalized to mine development cost is as follows:

Balance at December 31, 2001	$19,481,387
Capitalized as mine development costs	762,022

Balance at December 31, 2002	20,243,409
Capitalized as mine development costs (Unaudited)	182,022

Balance at February 12, 2003 (Unaudited)	$20,425,431

7.	Notes payable -

a)	In connection with the mining exploration agreement signed with Mr. Antonio Alvarez at December 31, 2001, the Company had short-term notes payable amounting to $50,000, with a maturity date of April 2002.

b)	In connection with the mining exploration and exploitation agreement signed with Messrs. Tomas and Roberto Alcalde at December 31, 2001, the Company has a short-term note payable amounting to $200,100 with an original maturity date of March 31, 2002.

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

On February 4, 2002, the Company amended the aforementioned agreement with a covenant made with Messrs. Tomas and Roberto Alcalde to extend the expiry date to March 2003. The balance will earn interest at the rate of 1% per month, payable monthly, for the period from March 1, 2002 to February 28, 2003. On February 28, 2003 (Unaudited), the due date on the note was extended from February 28, 2003 to December 31, 2003. Interest continues to be payable on the outstanding balance at the rate of 1% per month, payable monthly.

8.	Income Tax (IT), Asset Tax (AT) and Tax Loss carryforwards -

In accordance with current tax Laws in Mexico, companies mu st pay the higher of IT or AT.

The IT Law has specific rules for deductibility of expenses and recognition of the effects of Mexican inflation, which differ from those established by accounting principles generally accepted in Canada.

IT paid in a given year may be credited against AT for the same year and if IT is higher, a refund of excess AT paid in the previous ten years adjusted by inflation, may be requested; this is only applicable if AT is higher than IT in any of the above mentioned years.

The AT Law stipulates a 1.8% rate to be applied to assets net of certain liabilities; assets such as inventory and fixed assets must be adjusted by Mexican inflation.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	February 12,	Dec 31,	Dec 31,
	2003	2002	2001
	(Unaudited)
Deferred tax asset:
Tax loss carryforwards	$7,097,078	$7,033,371	$7,997,878
Deferred tax liability:
Exploration and preoperating expenses	(4,974,161)	(4,910,454)	(4,643,746)

Net deferred tax asset	2,122,917	2,122,917	3,354,132
Less valuation allowance	(2,122,917)	(2,122,917)	(3,354,132)

Net deferred tax asset	$—	$—	$—

The valuation allowance for deferred tax assets as of February 12, 2003 (Unaudited), December 31, 2002 and December 31, 2002 was necessary. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible and/or reverse. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Tax loss carryforwards will expire as follows:

Historical
Operating Loss
To expire in	Carryforwards
2005	$698,046
2006	3,263,652
2007	2,120,997
2008	5,441,004
2009	4,889,741
2010	2,134,013
2011	966,665
2012	581,228

Balance at December 31, 2002	20,095,346
2013 (Unaudited)	182,022

Balance at February 12,2003

(Unaudited)	$20,277,368

9.	Capital stock -

(a)	Structure of capital stock –

Capital stock is represented by minimum fixed capital of 50,000 shares and variable capital is represented by 167,958,380 shares; all shares have par value of one Mexican Peso each. The capital stock is 100% owned by foreign investors.

On November 29, 2002, the shareholders meeting voted to increase the variable part of the Company’s equity capital by $237,082, through the issuance of 2,435,160 shares, bearing a face value of one Mexican peso each, of which only 2,359,911 shares were paid in cash. Therefore, 75,249 shares are considered to be unpaid subscribed capital.

After the above activity, the Company’s capital stock at December 31, 2002 is represented by minimum fixed capital of 50,000 shares and variable capital is represented by 170,318,291 shares; all shares have a par value of one Mexican Peso each. The capital stock is 100% owned by foreign investors.

(b)	Restrictions on stockholders’ equity –

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of the capital stock.

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

Stockholder contributions restated as provided for by the tax law and may be refunded to the stockholders tax-free, to the extent that the tax bases of such contribution equal or exceed stockholders’ equity.

Reimbursement of capital and distribution of retained earnings and other amounts from equity to stockholders may be subject to a dividend tax withholding at a rate of 35% if such do not fulfill tax requirements; therefore, stockholders may only dispose of 65% of the amounts which do not meet such requirements.

10.	Commitments and contingencies -

a)	The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

b)	In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domes tic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arms -length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

c)	The Government of the State authorized the Company to work the mining properties existing at Cerro de San Pedro, San Luis Potosí for a twelve-year period, eight of which shall be for exploitation and four for reforestation of the land used.

This authorization is conditional upon compliance with a series of activities intended to protect the ecology of the site and to reduce the environmental impact to the greatest possible degree.

Several governmental and non-governmental agencies that are involved in the issuance of these particular conditions, periodically supervise compliance with commitments established. In the event of noncompliance by the Company, the authorization to work the said mining properties could be revoked.

Moreover, various complaints have been filed against the government, alleging that this authorization should not have been granted. For this reason, in the event that the government were to lose these lawsuits, the possibility also would exist that the authorization granted to the Company could be revoked.

d)	Stemming from the contract for exploration and exploitation of the mining concessions entered into with Mr. Antonio Alvarez, at December 31, 2002 and 2001, the commitment exists to pay royalties equivalent to 2.5% of the net smelting income, originating from the operation of the said mining concession, up to the amount of $1,000,000. In no case, shall the payment of royalties be less than $50,000 annually. In the event that the operation of the concessions has not begun on or before April 1, 2003, the Company shall pay the annual amount of $50,000 in payment for royalties.

e)	The Company has been sued for the right to use two water concessions. However, its advisors indicate that the results of said legal actions will be favorable to the Company.

MSX is a defendant in a lawsuit alleging that it shut down a well for which it did not have legal water rights. The lawsuit seeks damages of approximately 700,000 Mexican pesos (Cdn$85,000). Management anticipates that this matter will be resolved in favour of MSX.

Minera San Xavier, S.A. de C.V.
Notes to Financial Statements

As at February 12, 2003 (Unaudited), December 31, 2002 and 2001 and for the periods from January 1, 2003 to February 12, 2003 (Unaudited) and January 1, 2002 to February 12, 2002 (Unaudited), and the years ended December 31, 2002, 2001 and 2000

U.S dollars

f)	A lease agreement exists between the Company and a group of communal farmers from the Ejido Cerro San Pedro, executed in February 1997. It grants the Company a concession to use communal farm lands.

On August 7, 2002, a suit was filed with the Agrarian Court in which another group of communal farmers represent themselves as the rightful owners of the aforementioned communal farm lands, and request nullification of the aforementioned lease agreement because, according to their testimony, the persons who signed that agreement did not have the lawful standing for that action.

In December 2002, the Agrarian Court granted an amparo injunction in favor of the communal farmers who signed the agreement to enable them to prove their lawful standing as communal farmers. As of the date of these financial statements, the matter is still pending resolution.

g)	The Company entered into an operating lease agreement with Ejido Cerro de San Pedro, for a 15-year period commencing on February 11, 1997. The amount of the corresponding lease is $30,681 annually.

The Company entered into an operating lease agreement with the Ejido Cuesta de Campa, for a 15-year period commencing on January 1, 1997. The amount of the corresponding lease is $3,656 annually.

The Company entered into an operating lease agreement with the Ejido Palma de la Cruz, for a 15-year period commencing on January 1, 1997. The amount of the corresponding lease is $10,463 annually.

The future rental commitments for the next 5 years ending February 12 (Unaudited) are shown below:

Year	Amount
2004	$44,800
2005	44,800
2006	44,800
2007	44,800
2008	44,800
2009 and thereafter	179,200

$403,200

11.	Subsequent events -

a)	On February 12, 2003, Glamis de Mexico, S.A. de C.V., holder of 50% of the Company’s shares, completed the sale of its shares to Raleigh Mining International Limited for up to $18 million and a net smelter return royalty of 2%, depending on the price of gold.

b)	For the period from January 1, 2003 to February 12, 2003 (Unaudited), the shareholders made equity contributions to MSX totaling $105,000. Of this amount, $7,326 was applied as a payment for the aforementioned 75,249 subscribed shares (note 9), and the balance of $98,674 has been registered as shareholder contributions for future capitalization. As of February 12, 2003 (Unaudited), the Company’s capital stock is represented by minimum fixed capital of 50,000 shares and variable capital is represented by 170,394,275 shares; all shares have a par value of one Mexican Peso each. The capital stock is 100% owned by a foreign investor.

METALLICA RESOURCES INC. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2002

Compilation Report

To the Directors of Metallica Resources Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations and deficit for the year ended December 31, 2002. The pro forma consolidated financial statements have been prepared for inclusion in the long-form prospectus of Metallica Resources Inc. dated October 30, 2003. In our opinion, the pro forma consolidated statement of operations and deficit has been properly complied to give effect to the proposed transactions and assumptions described in the notes thereto.

Chartered Accountants
Vancouver, British Columbia
October 30, 2003

Metallica Resources Inc.
(An Exploration Stage Company resulting from the acquisition of 50% of the issued and outstanding shares of Minera San Xavier, S.A. de C.V.)
Pro Forma Consolidated Statement of Operations and Deficit
(Unaudited)
U.S. dollars

		50% of			Metallica
	Metallica	Minera			Resources Inc.
	Resources	San Xavier,			Pro Forma
	Inc.	S.A. de C.V			Year Ended
	Year Ended	Year Ended		Pro Forma	Dec 31, 2002
	Dec 31, 2002	Dec 31,		Adjustments	(Unaudited)
		2002
			Note 4
Interest income	$64,918	$—		$—	$64,918
General and administrative expense	923,885	—		—	923,885
Exploration expense	246,828	—		—	246,828
Reclamation and property closure costs	198,749				198,749
Write-down of mineral properties and deferred exploration expenditures	21,000	—		—	21,000

	(1,325,544)	—		—	(1,325,544)
Income tax provision	(5,223)	—		—	(5,223)

	(1,320,321)	—		—	(1,320,321)
Deficit, beginning of year	(24,659,993)	—		—	(24,659,993)

Deficit, end of year	$(25,980,314)	$—		$—	$(25,980,314)

Basic and diluted loss per share	$(0.04)	$—		$—	$(0.04)

Weighted average number of common share outstanding	31,295,063	n/a		—	31,295,063

The accompanying pro forma notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company resulting from the acquisition of 50% of the issued and outstanding shares of Minera San Xavier,      S.A. de C.V.)
Notes to Pro Forma Consolidated Financial Statements (Unaudited)
For the year ended December 31, 2002

U.S dollars

1.	Basis of Presentation

The unaudited pro forma consolidated financial statements of Metallica Resources Inc. (“Metallica”), an exploration stage company resulting from Metallica’s acquisition of 50% of the issued and outstanding shares of Minera San Xavier, S.A. de C.V. (“MSX”) on February 12, 2003 have been compiled and include the following:

a)	Pro forma consolidated statement of operations and deficit combining the statement of operations and deficit of Metallica for the year ended December 31, 2002 and the statement of operations and deficit of MSX for the year ended December 31, 2002.

In the opinion of management, the pro forma financial statements include all adjustments necessary for the fair presentation of the contemplated acquisition, as described in the long-form Prospectus (the “Prospectus”), in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Metallica’s accounting policies. The unaudited pro forma financial information is not necessarily indicative of the financial position and results of operations that would have resulted if the combination had occurred on those dates.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Metallica presented elsewhere in this prospectus.

2.	Summary of Significant Accounting Policies

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Metallica for the year ended December 31, 2002. The significant accounting policies of MSX conform in all material respects to those of Metallica.

3.	Business Acquisition

On February 12, 2003 Metallica acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX. MSX’s principal asset is a 100% ownership interest in the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. The purchase price is $18 million plus 50% of working capital and is payable as follows:

a)	$2 million paid closing.

b)	50% of MSX’s working capital deficit and other amounts totaling $58,328 payable to Metallica at closing.

c)	$5 million paid on August 12, 2003.

d)	$6 million payable on February 12, 2004 in cash, or in shares of Metallica if Metallica does not have the financial ability to pay cash. If paid in shares, the maximum discount allowed by the Toronto Stock Exchange for the 20-day period preceding the payment due date will be applied.

e)	$2.5 million payable upon commencement of commercial production.

f)	$2.5 million payable one year from commencement of commercial production.

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and are therefore not recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

Metallica Resources Inc.
(An Exploration Stage Company resulting from the acquisition of 50% of the issued and outstanding shares of Minera San Xavier,      S.A. de C.V.)
Notes to Pro Forma Consolidated Financial Statements (Unaudited)
For the year ended December 31, 2002

U.S dollars

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of working capital and other amounts totaling $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,423,588

12,591,411
Less: Current liabilities	(32,882)
Note payable	(100,050)

Total	$12,458,479

Consideration:
Cash at closing	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Glamis will retain a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro Project as follows:

Net Returns
Gold Price Per Ounce	Royalty
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 or above	2.0%

8.	Pro Forma Adjustments and Assumptions

All costs associated with the development of the Cerro San Pedro project have been capitalized by MSX for the year ended December 31, 2002. As a result, the MSX statement of operations and deficit for the year ended December 31, 2002 does not reflect any activity, and the unaudited pro forma consolidated statement of operations and deficit for the year ended December 31, 2002 reflects the same amounts as reflected in the Metallica statement of operations and deficit. The unaudited proforma consolidated statement of operations and deficit reflects MSX as if it were a wholly owned subsidiary of Metallica for the year ended December 31, 2002. The actual adjustments may differ from these pro forma amounts and the differences may be material.

CERTIFICATE OF THE CORPORATION

Dated: October 30, 2003

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

(signed)	Richard J. Hall	(signed)	Bradley J. Blacketor
	President and Chief		Vice-President, Chief Financial
	Executive Officer		Officer and Secretary

On behalf of the Board of Directors of
METALLICA RESOURCES INC.

(signed)	Fred H. Lightner	(signed)	J. Alan Spence
	Director		Director

CERTIFICATE OF THE AGENTS

Dated: October 30, 2003

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 9 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and Part XV of the Securities Act (Ontario) and the respective regulations thereunder.

CANACCORD CAPITAL CORPORATION	GRIFFITHS MCBURNEY & PARTNERS

By: (Signed) Peter M. Brown	By: (Signed) Mark Wellings

ORION SECURITIES INC.	WESTWIND PARTNERS INC.

By: (Signed) Marilia Costa	By: (Signed) David Shaver